    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 2000


                                                      REGISTRATION NO. 333-94899

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM F-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                            ------------------------

                         FLAG TELECOM HOLDINGS LIMITED

             (Exact name of registrant as specified in its charter)

           BERMUDA                         4813                   NOT REQUIRED
 (State or other jurisdiction        (Primary Standard          (I.R.S. Employer
              of                        Industrial           Identification Number)
incorporation or organization)  Classification Code Number)

               EMPORIUM BUILDING                                     FLAG TELECOM USA LTD.
                69 FRONT STREET                                       570 LEXINGTON AVENUE
             HAMILTON HM12, BERMUDA                                 NEW YORK, NEW YORK 10020
                 (441) 296-0909                                          (212) 319-2121
  (Address, including zip code, and telephone              (Name and address, including zip code, and
  number, including area code, of registrant's          telephone number, including area code, of agent
          principal executive offices)                                    for service)

                           --------------------------

                                   COPIES TO:

           DAVID W. POLLAK, ESQ.                                ALAN L. BELLER, ESQ.
        MORGAN, LEWIS & BOCKIUS LLP                              DAVID LOPEZ, ESQ.
              101 PARK AVENUE                            CLEARY, GOTTLIEB, STEEN & HAMILTON
          NEW YORK, NEW YORK 10178                               ONE LIBERTY PLAZA
               (212) 309-6058                                 NEW YORK, NEW YORK 10006
            FAX: (212) 309-6273                                    (212) 225-2000
                                                                FAX: (212) 225-3999

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /


                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED OR LEGAL.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2000


P R O S P E C T U S

                                     [LOGO]

                               26,400,000 SHARES

                         FLAG TELECOM HOLDINGS LIMITED

                                  COMMON STOCK

                                 $    PER SHARE
                                   ---------

    We are offering 21,100,000 newly-issued common shares and the shareholders listed on page 63 of this prospectus are offering 5,300,000 of our common shares to the public. We will not receive any proceeds from common shares sold by the selling shareholders.

    A syndicate of U.S. underwriters will offer       of these shares in the
U.S. and Canada, and a syndicate of international underwriters will offer the
remaining       shares outside the U.S. and Canada.

    No public market currently exists for our common shares. We have applied to have our common shares approved for listing on the Nasdaq National Market under the symbol "FTHL" and on the London Stock Exchange under the symbol "FTL." We estimate that the initial public offering price will be between $20.00 and $22.00 per share.

    We and certain of the selling shareholders have granted the underwriters a 30-day option to purchase a maximum of 3,960,000 additional shares to cover any over-allotments of shares.
                                 --------------

    INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                                 --------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public offering price.......................................   $          $
Underwriting discounts and commissions......................   $          $
Proceeds to FLAG Telecom (before expenses)..................   $          $
Proceeds to the selling shareholders (before expenses)......   $          $

    The underwriters expect to deliver the common shares to purchasers on or
about             , 2000.
                                 --------------
SALOMON SMITH BARNEY
         DEUTSCHE BANC ALEX. BROWN
                  GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER
                                    WARBURG DILLON READ LLC

            , 2000.

           [INSERT MAP OF WORLD SHOWING EXISTING AND PLANNED NETWORK]

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
PROSPECTUS SUMMARY..........................................      1
RISK FACTORS................................................      6
USE OF PROCEEDS.............................................     15
DIVIDEND POLICY.............................................     16
DILUTION....................................................     16
CAPITALIZATION..............................................     17
SELECTED CONSOLIDATED FINANCIAL DATA........................     18
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION................     22
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     24
BUSINESS....................................................     37
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES...........     56
MANAGEMENT..................................................     57
PRINCIPAL AND SELLING SHAREHOLDERS..........................     63
CERTAIN TRANSACTIONS........................................     64
DESCRIPTION OF CAPITAL STOCK................................     67
SHARES ELIGIBLE FOR FUTURE SALE.............................     71
TAX CONSIDERATIONS..........................................     73
UNDERWRITING................................................     78
LEGAL MATTERS...............................................     80
EXPERTS.....................................................     80
AVAILABLE INFORMATION.......................................     81
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................    F-1

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE AN OFFER IS NOT PERMITTED.

    UNTIL       , 2000 ALL DEALERS THAT BUY, SELL OR TRADE THE COMMON SHARES,
WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SOME INFORMATION FROM THIS PROSPECTUS. IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS AND THE FINANCIAL STATEMENTS. IN THIS PROSPECTUS, REFERENCES TO:
(1) "FLAG LIMITED" REFER TO FLAG LIMITED, A BERMUDA COMPANY WHICH IS OUR WHOLLY OWNED SUBSIDIARY, AND (2) "FLAG ATLANTIC LIMITED" REFER TO FLAG ATLANTIC LIMITED, A BERMUDA CORPORATION IN WHICH WE HOLD A 50% OWNERSHIP INTEREST. THIS PROSPECTUS CONTAINS SOME MARKS, TRADEMARKS AND TRADE NAMES OF FLAG TELECOM HOLDINGS LIMITED, INCLUDING OUR NAME AND LOGO. UNLESS OTHERWISE INDICATED, INFORMATION PRESENTED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND GIVES EFFECT TO A REVERSE STOCK SPLIT OF 6:1 BEING CONSUMMATED IN CONNECTION WITH THIS OFFERING.

FLAG TELECOM

    We are a global carriers' carrier that develops and offers a broad range of innovative telecommunications products and services to licensed international carriers, Internet service providers and other telecommunications companies. We have an established customer base of approximately 90 customers, many of which are among the world's leading telecommunications and Internet companies. Our customers include 17 of the top 20 international carriers based on traffic volume which, together, accounted for approximately 48% of our sales to date. We believe we have succeeded in attracting this customer base primarily as the result of the diversity, flexibility and high quality of our product and service offerings. Our goal is to establish FLAG Telecom as the leading global carriers' carrier by offering a wide range of cost-effective capacity use options and wholesale products and services across our global network. We also plan to develop an extensive range of innovative products and services which will use a state-of-the-art Internet Protocol-based network infrastructure.

THE FLAG TELECOM NETWORK

    Our network, the FLAG Telecom network, currently consists of:

    - the FLAG Europe-Asia cable system, which is the world's longest independent, privately-owned digital fiberoptic undersea cable system with a length of 28,000 kilometers;

    - the FLAG Atlantic-1 cable system, which we are currently constructing through a 50/50 joint venture with GTS TransAtlantic and which, when completed, will connect London and Paris to New York and will have potential capacity 15 times the maximum capacity of the most advanced cable system in service on the Atlantic route today; and

    - terrestrial connections between our landing stations in the United Kingdom and Spain to the city centers of London and Madrid and intra-European connections from London to Paris, Brussels, Frankfurt, Amsterdam, Berlin, Zurich, Milan and several other major European metropolitan areas which we have acquired the right to obtain through contractual arrangements with other facilities-based bandwidth capacity providers.

    Where economically feasible, we expect to extend the FLAG Telecom network to additional countries by developing new cable systems, building extensions from our existing cable systems or by building additional terrestrial capacity. Where rapid access to a market is required or where it is not economically feasible to expand our network on our own, we may enter into arrangements with other parties to develop network extensions or to acquire rights to use their existing networks. We may also consider acquiring companies with networks that complement our own.

OUR CORPORATE STRUCTURE

    We were formed in February 1999 to serve as the holding company for the FLAG Telecom group of companies, as part of the restructuring of a group of companies originally organized in 1993. Our corporate structure, without giving effect to this offering, is as set forth below. For clarity, we have included only our principal companies in the following chart.

                                     [LOGO]

    We are a Bermuda company. Our corporate offices are located at Emporium Building, 69 Front Street, Hamilton HM12, Bermuda. Our telephone number is
(441) 296-0909. Our web sites are http://www.flagtelecom.com and http://www.flagatlantic.com. None of the information on our web sites is a part of this prospectus.

                                  THE OFFERING

Common shares offered by(1):

    FLAG Telecom.............................  21,100,000 shares

    The Selling Shareholders.................  5,300,000 shares

      Total..................................  26,400,000 shares

Common shares to be outstanding after this
  offering...................................  127,066,056 shares(1)(2)

Use of proceeds..............................  We intend to use the net proceeds of this offering (1) to repay indebtedness under FLAG
                                               Limited's existing credit facility, (2) to
                                               fund (or to set aside funds for) our existing
                                               obligation to contribute capital to FLAG
                                               Atlantic Limited and (3) to fund additional
                                               expansions of the FLAG Telecom network, the
                                               development of additional wholesale and
                                               bundled product and service offerings and for
                                               working capital and general corporate
                                               purposes. We will not receive any proceeds
                                               from the sale of shares by the selling
                                               shareholders in this offering.

Proposed Nasdaq National Market symbol.......  FTHL

Proposed London Stock Exchange Symbol........  FTL

------------------------

(1) Excludes up to 1,320,000 additional common shares subject to the portion of the over-allotment option we have granted to the underwriters.

(2) Excludes 6,763,791 common shares which are reserved for issuance under our stock option plan. Options to purchase 4,111,040 common shares under our stock option plan were outstanding or had been approved for grant at January 1, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND NOTES)

The following table presents summary consolidated statements of operations and balance sheet data of FLAG Telecom and FLAG Limited for the periods indicated. The financial data for the periods ended December 31, 1996, 1997 and 1998 and for the period from January 1, 1999 to February 26, 1999 has been derived from FLAG Limited's audited consolidated financial statements included elsewhere in this prospectus. The financial data as of September 30, 1999 and for the period from incorporation to September 30, 1999 has been derived from FLAG Telecom's audited interim consolidated financial statements included elsewhere in this prospectus. Operating results for the period from incorporation to September 30, 1999 are not necessarily indicative of the results that may be expected for the full year ended December 31, 1999.

    You should read the summary consolidated financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," FLAG Limited's consolidated financial statements and FLAG Telecom's consolidated financial statements and notes thereto included elsewhere in this prospectus.


                                                           FLAG LIMITED                             FLAG TELECOM
                                    -----------------------------------------------------------   ----------------
                                                                                 PERIOD FROM        PERIOD FROM
                                         YEAR ENDED AS OF DECEMBER 31,         JANUARY 1, 1999     INCORPORATION
                                    ---------------------------------------          TO           TO SEPTEMBER 30,
                                       1996(1)         1997         1998      FEBRUARY 26, 1999         1999
                                    -------------   ----------   ----------   -----------------   ----------------
                                    (AS RESTATED)
STATEMENT OF OPERATIONS DATA:
Revenues:
Capacity sales, net of
  discounts.......................   $       --     $  335,982   $  182,935        $   25,554        $   89,223
Standby maintenance and
  restoration revenue.............           --          4,011       25,313             4,458            28,760
                                     ----------     ----------   ----------        ----------        ----------
                                             --        339,993      208,248            30,012           117,983
                                     ----------     ----------   ----------        ----------        ----------
Sales and other operating
  expenses:
Cost of capacity sold.............           --        196,190      101,288             8,294            43,799
Operations and maintenance(5).....           --          4,600       37,931             5,114            17,419
Sales and marketing(5)............          316          6,598       10,680               637             8,085
General and
  administrative(2)(5)............       12,345         30,339       21,674             2,870            12,788
Depreciation and amortization.....          121            276          844               233             5,220
                                     ----------     ----------   ----------        ----------        ----------
                                         12,782        238,003      172,417            17,148            87,311
                                     ----------     ----------   ----------        ----------        ----------
Operating income (loss)...........      (12,782)       101,990       35,831            12,864            30,672
                                     ----------     ----------   ----------        ----------        ----------
Interest expense..................           --         20,193       61,128             9,758            31,264
Interest income...................        2,408          6,637       14,875             1,825             4,924
                                     ----------     ----------   ----------        ----------        ----------
Income (loss) before minority
  interest and income taxes.......      (10,374)        88,434      (10,422)            4,931             4,332
Minority interest.................           --             --           --                --             1,919
Provision for income taxes........           --          8,991        1,260               171             1,098
                                     ----------     ----------   ----------        ----------        ----------
Net income (loss) before
  extraordinary item..............      (10,374)        79,443      (11,682)            4,760             1,315
Extraordinary item(3).............           --             --      (59,839)               --                --
                                     ----------     ----------   ----------        ----------        ----------
Net income (loss).................      (10,374)        79,443      (71,521)            4,760             1,315
Cumulative pay-in-kind preferred
  dividends.......................       14,410         16,324        1,508                --                --
                                     ----------     ----------   ----------        ----------        ----------
Redemption premium and write-off
  of discount on preferred
  shares(4).......................           --             --        8,500                --                --
                                     ----------     ----------   ----------        ----------        ----------
Net income (loss) applicable to
  common shareholders.............   $  (24,784)    $   63,119   $  (81,529)       $    4,760        $    1,315
                                     ==========     ==========   ==========        ==========        ==========

                      SUMMARY CONSOLIDATED FINANCIAL DATA
           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND NOTES)

                                                           FLAG LIMITED                             FLAG TELECOM
                                    -----------------------------------------------------------   ----------------
                                                                                 PERIOD FROM        PERIOD FROM
                                         YEAR ENDED AS OF DECEMBER 31,         JANUARY 1, 1999     INCORPORATION
                                    ---------------------------------------          TO           TO SEPTEMBER 30,
                                       1996(1)         1997         1998      FEBRUARY 26, 1999         1999
                                    -------------   ----------   ----------   -----------------   ----------------
                                    (AS RESTATED)
STATEMENT OF CASH FLOW DATA:
Cash flow from operating
  activities......................      (12,103)       285,156       88,831           (23,104)           62,113
Cash flow from financing
  activities......................      342,011        245,677       97,818            21,230            41,453
Cash flow from investing
  activities......................     (329,886)      (528,653)    (186,144)              601          (102,636)

                                                         FLAG LIMITED
                                   --------------------------------------------------------      FLAG TELECOM
                                            AS OF DECEMBER 31,                                ------------------
                                   ------------------------------------         AS OF               AS OF
                                      1996         1997         1998      FEBRUARY 26, 1999   SEPTEMBER 30, 1999
                                   ----------   ----------   ----------   -----------------   ------------------
BALANCE SHEET DATA:

Total assets.....................     774,447    1,886,937    1,475,766        1,435,369           1,363,904
Shareholders' equity.............     142,297      541,029      458,796          463,734             309,866

------------------------

(1) FLAG Limited restated its 1996 financial statements, as originally issued in March 1997, to give effect to a $3.1 million discount on FLAG Limited's issuance of 3,075,816 shares of preferred stock in 1995. For the year ended December 31, 1996, this restatement had no effect on net loss, but increased net loss applicable to common shareholders by $0.55 million.

(2) Included in general and administrative expenses for the years ended December 31, 1996, 1997 and 1998 are program management expenses which include reimbursements to Bell Atlantic Network Systems Company, a shareholder of FLAG Telecom, for all costs and out-of-pocket expenses incurred by Bell Atlantic Network Systems Company in performing project management services for FLAG Limited. In addition, Bell Atlantic Network Systems Company received a fee equal to 16% of payroll costs and of certain outside contractor and consultant costs.

(3) In connection with FLAG Limited's issuance of 8 1/4% Senior Notes due 2008 and its entry into its existing credit facility, FLAG Limited recorded an extraordinary loss of $59.8 million, representing the write-off of unamortized deferred financing costs related to its old credit facility.

(4) In connection with FLAG Limited's issuance of 8 1/4% Senior Notes due 2008 and its entry into its existing credit facility, FLAG Limited redeemed its then outstanding preferred stock at a redemption price of 105% of the liquidation preference. The excess of the redemption value over the carrying value of the preferred stock on the date of the redemption of $8.5 million has been reflected as a decrease in additional paid-in capital.


(5) Included in operating expenses for FLAG Telecom are the following non-cash compensation expenses: $1,204 in operations and maintenance expenses; $750 in sales and marketing expenses; and $1,510 in general and administrative expenses.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE PURCHASING OUR COMMON SHARES. OUR MATERIAL RISKS AND UNCERTAINTIES ARE DESCRIBED BELOW. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED, THE TRADING PRICE OF OUR COMMON SHARES COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

    BECAUSE MANY OF OUR PRODUCTS AND SERVICES ARE IN THE EARLY STAGES OF DEVELOPMENT OR OPERATION, WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY INTEGRATE THEM WITH OUR EXISTING NETWORK AND, AS A RESULT, WE MAY NOT ACHIEVE THE REVENUES FROM THESE PRODUCTS AND SERVICES THAT WE EXPECT.

    We are at an early stage in the construction of the FLAG Atlantic-1 cable system and the introduction of a variety of new telecommunications products and services, such as managed bandwidth services and Internet point-to-point services. In order to transition from a business primarily involved in the operation of an undersea cable network with a target market consisting mainly of large operators to one that also operates the FLAG Atlantic-1 cable system and markets new products and services to an expanded target market (including resellers and Internet service providers), we must undergo substantial changes in our operations. These changes are expected to be a significant challenge to our managerial, administrative, marketing and operational resources. We are in the process of developing the management, marketing and operational capabilities and financial and accounting systems and controls necessary for this transition. We cannot assure you that we will succeed in developing all or any of these capabilities.

    BECAUSE ACHIEVEMENT OF OUR BUSINESS OBJECTIVES DEPENDS UPON THE SUCCESSFUL COMPLETION OF THE FLAG ATLANTIC-1 CABLE SYSTEM, WE MUST COMPLETE THE FLAG ATLANTIC-1 CABLE SYSTEM WITHIN BUDGET AND ON TIME.

    We have embarked upon an aggressive plan to build the FLAG Atlantic-1 cable system, with GTS TransAtlantic, our joint venture partner. We cannot guarantee completion of the FLAG Atlantic-1 cable system in the time planned, within budget, or at all. Successful completion of the FLAG Atlantic-1 cable system will be affected by a variety of factors, many of which we cannot control, including:

    - our ability to acquire satisfactory landing sites, rights-of-way and permits from governmental authorities and private third parties;

    - our management of construction costs and, if cost overruns occur, our ability to obtain any needed additional financing;

    - timely performance by our contractors;

    - technical performance of the fiber and equipment used in the FLAG Atlantic-1 cable system;

    - our ability to attract and retain qualified personnel;

    - effective management of our relationship with GTS TransAtlantic; and

    - GTS TransAtlantic's successful design and development of the terrestrial portion of the FLAG Atlantic-1 cable system.

    Failure to complete the FLAG Atlantic-1 cable system by September 30, 2001 could result in a default under FLAG Atlantic Limited's credit facility and an acceleration of its indebtedness. If the FLAG Atlantic-1 cable system does not go into service by March 31, 2002, some of FLAG Atlantic Limited's customers may cancel their obligation to purchase capacity. While we would not have any direct liability as a result of FLAG Atlantic Limited's failure to complete the FLAG Atlantic-1 cable system on time, we could lose our investment in FLAG Atlantic Limited.

    BECAUSE THE SUCCESS OF FLAG ATLANTIC LIMITED DEPENDS UPON THE EFFORTS OF GTS TRANSATLANTIC AND THE SUCCESSFUL MANAGEMENT OF OUR RELATIONSHIP WITH THEM, WE CANNOT ASSURE THE SUCCESS OF THE FLAG ATLANTIC-1 PROJECT.

    Under the FLAG Atlantic Limited Shareholders Agreement, GTS TransAtlantic has agreed to manage the construction (or acquisition), installation, operation and maintenance of most of the terrestrial portion of the FLAG Atlantic-1 cable system. While GTS TransAtlantic has significant experience in the development of terrestrial telecommunications systems, we cannot assure you that it will perform its obligations under the shareholders agreement in a timely fashion, or at all.

    We will need to maintain a cooperative relationship with GTS TransAtlantic, since we share management and control of FLAG Atlantic Limited with it. Under the shareholders agreement, disagreements concerning operational matters, including the selection of suppliers, and pricing issues may be referred to independent experts for binding determination, while deadlocks concerning other matters may be referred to binding arbitration under the rules of the International Chamber of Commerce. Despite these dispute resolution mechanisms, failure to maintain a cooperative relationship with GTS TransAtlantic could hamper FLAG Atlantic Limited's operations.

    BECAUSE GTS TRANSATLANTIC AND WE MAY ACQUIRE CAPACITY ON THE FLAG ATLANTIC-1 CABLE SYSTEM FOR OUR OWN ACCOUNT AND RESELL THIS CAPACITY FOR OUR SOLE RISK AND BENEFIT, WE MAY NOT BENEFIT FROM GTS TRANSATLANTIC'S MARKETING EFFORTS AND MAY FIND OURSELVES IN DIRECT COMPETITION WITH IT.

    Under the FLAG Atlantic Limited Shareholders Agreement, we and GTS TransAtlantic are both entitled to acquire capacity on the FLAG Atlantic-1 cable system for own account, to bundle this capacity with our respective other products, and to sell these bundled products for our own account. Because GTS TransAtlantic has acquired a significant amount of capacity on the FLAG Atlantic-1 cable system for its own account, it may concentrate its marketing efforts on making sales from its inventory, rather than sales on behalf of FLAG Atlantic Limited. While FLAG Atlantic Limited will benefit directly from amounts paid by GTS TransAtlantic to purchase capacity for its inventory, neither FLAG Atlantic Limited nor we will otherwise benefit from the sales GTS TransAtlantic makes out of its inventory. If GTS TransAtlantic elects to focus its marketing efforts on making sales from its inventory, then the success of our investment in FLAG Atlantic Limited will solely depend on our own marketing efforts. Depending on the type of products which GTS TransAtlantic elects to sell, this may also place us in direct competition with it. In such event, we may actually be harmed by GTS TransAtlantic's marketing efforts.

    IF WE ARE UNABLE TO DEPLOY SOPHISTICATED TECHNOLOGIES ON A GLOBAL BASIS, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

    The operation of our systems requires the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world. We cannot assure you that, even if built to specifications, our systems will function as expected in a cost-effective manner.

    In addition, our business plan calls for the use of state-of-the-art technology which is currently under development. In particular, the FLAG Atlantic-1 cable system is designed to employ technology currently under development by Alcatel Submarine Networks. While Alcatel Submarine Networks has successfully tested this technology, this technology has not yet been successfully deployed. Failure to deploy this technology on time could have a material adverse effect on FLAG Atlantic Limited's operations and on our financial results.

    Our business plan also calls for the upgrade of capacity on the FLAG Europe-Asia cable system by adding wavelength division multiplexing equipment. We have received technical evaluations from potential suppliers indicating that such upgrades can be achieved. However, we cannot assure you that these upgrades can be successfully implemented. Failure to achieve these upgrades could materially impact the amount of capacity which we will be able to sell, and the types of services that we will be able to offer.

    BECAUSE WE HAVE SUBSTANTIAL INDEBTEDNESS THAT COULD IMPAIR OUR ABILITY TO RAISE OR GENERATE REQUIRED CAPITAL AND LIMIT OUR OPERATING FLEXIBILITY, WE MAY BE MORE VULNERABLE TO CHANGES IN OUR BUSINESS OR THE ECONOMY.

    Upon completion of this offering and a contemplated amendment to FLAG Limited's existing credit facility and after we pay related expenses, we estimate that we will have approximately $580 million of long-term debt consisting of the $150 million outstanding under the credit facility and $430 million of 8 1/4% Senior Notes issued by FLAG Limited. In addition, FLAG Atlantic Limited has borrowed approximately $62 million under its credit facility. Under the contemplated amendment, we would be required to utilize the proceeds of this offering to repay up to $25 million of the outstanding indebtedness under FLAG Limited's existing credit facility. FLAG Atlantic Holdings Limited is also obligated to contribute $100 million in equity to the FLAG Atlantic-1 joint venture no later than October 31, 2000; we will set aside some of the proceeds from this offering to fund that obligation.

    We cannot assure you that the conditions for the amendment can be fulfilled. In the event we do not complete the amendment by the completion of this offering we would be required, under the current terms of the FLAG Limited credit facility, to utilize up to $175 million of the net proceeds of this offering to repay the facility, which is approximately the entire outstanding amount of the term loans under this facility.

    Our substantial indebtedness may have important consequences for us, including the following:

    - our ability to obtain additional financing for acquisitions, working capital, investments and capital or other expenditures on terms favorable to us may be impaired;

    - our ability to generate funds for our operations and future business opportunities may be impaired, since we will use a substantial portion of our cash flow to make principal and interest payments on our debt;

    - our existing debt facilities contain a number of significant limitations that restrict our ability to conduct our business and to borrow additional money, pay dividends or other distributions to our shareholders, make investments, sell assets, and engage in mergers or consolidations;

    - a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations;

    - we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage; and

    - our high degree of leverage makes us vulnerable to a downturn in our business or the economy generally.

    IF WE FAIL TO OBTAIN THE RESOURCES REQUIRED TO ADAPT, UPGRADE OR EXPAND OUR NETWORK, WE MAY NOT BE ABLE TO KEEP UP WITH DEMANDS FROM OUR CUSTOMERS OR CHANGES IN OUR INDUSTRY.

    We may need to upgrade, expand or adapt the components of the FLAG Europe-Asia cable system and the FLAG Atlantic-1 cable system in the future to respond to the following:

    - demand for greater transmission capacity;

    - changes in our customers' service requirements;

    - technological advances; and

    - government regulation.

    Any upgrade, expansion or adaptation of these networks could require substantial additional financial, operational and managerial resources which may not be available to us.

    IF WE FAIL TO MAINTAIN COOPERATIVE RELATIONSHIPS WITH OUR LANDING PARTIES, OUR OPERATIONS MAY BE IMPAIRED.

    We depend upon fifteen different landing parties to provide access to the origination and termination points for the FLAG Europe-Asia cable system. Our ability to offer city-to-city services is dependent on our landing parties' willingness to provide cost-effective terrestrial services, and/or to agree to connect other terrestrial networks to the FLAG Europe-Asia cable system. Each of these landing parties has entered into a construction and maintenance agreement with us and some of our customers under which each of the landing parties commits to provide access, to charge reasonable and uniform rates to all customers accessing the FLAG Europe-Asia cable system through the landing party's landing station and to maintain the terrestrial portion of the FLAG Europe-Asia cable system in the landing party's country. Despite these commitments, we cannot assure you that the landing parties will perform their contractual obligations or that there will not be political events or changes in relation to the landing parties which have adverse effects on us.

    In addition, the construction and maintenance agreement restricts our ability to install further equipment into cable landing facilities without the consent of our landing parties. While none of our landing parties has ever withheld its consent, we cannot assure you that we will be able to obtain the consent of our landing parties to proposed future modifications of our landing facilities that may be advantageous to us or necessary to operate the FLAG Europe-Asia cable system.

    IF USE OF THE INTERNET DOES NOT GROW AS EXPECTED, OUR BUSINESS AND FINANCIAL PERFORMANCE MAY SUFFER.

    We believe Internet Protocol is emerging as the platform of choice for the next generation of communication networks. Therefore, as part of our business strategy, we have developed and are developing products and services which target the specific needs of Internet service providers. However, wide-scale interest in and use of the Internet for commerce and by individuals is a recent phenomenon. This growth may not continue. If continued acceptance and growth of the Internet does not occur, demand for telecommunication services may decline generally, with our products and services tailored to Internet service providers being particularly affected, and our business and financial performance will suffer.

    IF ADVERSE FOREIGN ECONOMIC OR POLITICAL EVENTS OCCUR, OUR NETWORK AND CUSTOMER BASE MAY BE ADVERSELY AFFECTED AND OUR FINANCIAL RESULTS COULD SUFFER.

    We derive substantially all of our revenues from international operations. We have substantial physical assets in several jurisdictions along the FLAG Europe-Asia cable route and expect to have substantial physical assets along the FLAG Atlantic-1 cable route. International operations are subject to political, economic and other uncertainties, including, risk of war, revolution, expropriation, renegotiation or modification of existing contracts, labor disputes and other uncertainties arising out of foreign government sovereignty over our international operations. Some regions of the world along our routes have a history of political and economic instability. This instability could result in new governments or the adoption of new policies that are hostile to foreign investment.

    BECAUSE MANY OF OUR CUSTOMERS DEAL PREDOMINANTLY IN FOREIGN CURRENCIES, WE MAY BE EXPOSED TO EXCHANGE RATE RISKS AND OUR NET INCOME MAY SUFFER DUE TO CURRENCY TRANSLATIONS.

    We invoice all capacity sales and maintenance charges in U.S. dollars; however, most of our customers and many of our prospective customers derive their revenues in currencies other than U.S. dollars. The obligations of customers with substantial revenues in foreign currencies may be subject to unpredictable and indeterminate increases in the event that such currencies devalue relative to the U.S. dollar. Furthermore, such customers may become subject to exchange control regulations restricting the conversion of their revenue currencies into U.S. dollars. In such event, the affected customers may not be able to pay us in U.S. dollars.

    In addition, we derive, and expect to continue to derive, a significant portion of our revenues from customers located throughout Asia. As a result of the recent currency and economic crisis in the region, including the imposition of exchange controls, we may experience collection delays or nonpayment and we have experienced, and may continue to experience, deferrals of capacity purchases from our Asian customers.

    BECAUSE OUR COMPANY AND OUR INDUSTRY ARE HIGHLY REGULATED, OUR ABILITY TO COMPETE IN SOME MARKETS IS RESTRICTED.

    The telecommunications industry is highly regulated. The regulatory environment varies substantially from country to country and restricts our ability to compete in some markets. For example, in jurisdictions where we desire to extend the FLAG Telecom network or offer new services, we may be required to obtain landing licenses, operator licenses and other permits. We cannot assure you that we will be able to obtain the authorizations that we need to implement our business plan and enter new markets or that these authorizations, if obtained, will not be later revoked. Regulation of the telecommunications industry is also changing rapidly, with effects on our opportunities, competition and other aspects of our business. Our operations may be subject to risks such as the imposition of governmental controls and changes in tariffs.

    IF THERE IS ANY CHANGE IN OUR TAX STATUS OR INCOME TAX REGULATIONS OF THE COUNTRIES WHERE WE OPERATE, OUR FINANCIAL RESULTS COULD BE NEGATIVELY AFFECTED.

    We believe that a significant portion of our income will not be subject to tax by Bermuda, which currently has no corporate income tax, or by other countries in which we conduct activities or in which our customers are located, including the United States. However, we base this belief upon the anticipated nature and conduct of our business, which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities. Our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law which may have retroactive effect. We cannot determine in advance the extent to which certain jurisdictions may require us to pay tax or to make payments in lieu of tax. In addition, payments due to us from our customers may be subject to withholding tax or other tax claims in amounts that exceed the taxation that we expect based on our current and anticipated business practices and current tax regimes.

    BECAUSE WE FACE SIGNIFICANT COMPETITION IN THE ATTRACTION AND RETENTION OF SKILLED PERSONNEL, WE MAY NOT BE ABLE TO HIRE AND RETAIN THE PERSONNEL NECESSARY TO ACHIEVE OUR BUSINESS OBJECTIVES AND OPERATE THE FLAG TELECOM NETWORK SUCCESSFULLY.

    We believe that a critical component for our success will be the attraction and retention of qualified professional and technical personnel. We expect further growth in the number of our personnel, particularly in connection with the FLAG Atlantic-1 cable system and the new wholesale services we are offering. We face significant competition in the attraction and retention of personnel who possess the technical skill sets and regional expertise that we seek. If we lose key personnel or qualified technical staff, or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our complex network will be weakened.

    IF OUR SYSTEMS PROVE NOT TO BE YEAR 2000 COMPLIANT, WE MAY INCUR UNEXPECTED EXPENSES AND DELAYS IN PAYMENT FOR OUR SERVICES AND IN OUR ABILITY TO CONDUCT NORMAL OPERATIONS.

    The Year 2000 problem arises from the fact that many computer programs indicate the year by only two digits, rather than four. As a result, computer systems and software in a wide variety of industries may produce some erroneous results or fail unless they have been modified or upgraded to process date information correctly. Prior to December 31, 1999, we conducted an investigation into Year 2000 compliance covering all network equipment and financial systems used to provide services to our customers, network operations support systems used to support the operations of our network, and all administrative support systems. As of the date of this prospectus, we have not encountered Year 2000 related problems. We continue to monitor developments in this area. We believe our most significant Year 2000 risk lies with our landing parties, customers and major suppliers. We have developed a contingency plan to minimize operational problems if Year 2000 related problems arise. If our network equipment or financial systems or those of our landing parties, customers and major suppliers are not Year 2000 compliant, we could experience unexpected expenses and delays, including delays in our ability to conduct normal business operations and to sell our products and services.

RISKS RELATED TO OUR INDUSTRY

    BECAUSE OUR PRODUCT OFFERINGS ARE EXPANDING AND THE TELECOMMUNICATIONS INDUSTRY IS CHANGING SIGNFICANTLY, WE FACE COMPETITION AND PRICING PRESSURE FROM A WIDE VARIETY OF SOURCES.

    Along the FLAG Europe-Asia cable route and the FLAG Atlantic-1 cable route, we face competition and pricing pressure from existing cables, planned cables, and satellite providers, including existing geosynchronous satellites and low-earth orbit systems now under construction. As we expand our range of available products and services, we expect to face competition from various carriers offering comparable products and services.

    Many of our competitors have, and some potential competitors are likely to enjoy, substantial competitive advantages, including the following:

    - greater name recognition;

    - greater financial, technical, marketing and other resources;

    - larger installed bases of customers; and

    - well-established relationships with current and potential customers.

    Significant new and potentially larger competitors could also enter our market as a result of regulatory changes or the establishment of cooperative relationships. In addition, recent technological advances may greatly expand the capacity of existing and new fiberoptic cables. Although such technological advances may enable us to increase our capacity, an increase in the capacity of our competitors could lead to even greater competition. Increased competition could lead to price reductions, fewer large-volume sales, under-utilization of resources, reduced operating margins and loss of market share.

    BECAUSE WE FACE RAPID TECHNOLOGICAL CHANGES, OUR INFRASTRUCTURAL INVESTMENTS AND TECHNOLOGIES COULD BECOME OBSOLETE BEFORE WE CAN ACHIEVE ADEQUATE UTILIZATION OF THESE ASSETS.

    The telecommunications industry is subject to rapid and significant changes in technology. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the expectations of our customers. Additionally, in recent years, the useful economic life of telecommunications equipment has declined significantly. Although we believe that, for the foreseeable future, technological changes will not materially affect the use of our fiberoptic system, we cannot predict the effect of technological changes on our business. The FLAG Europe-Asia cable system has a warranted design life of 25 years and the FLAG Atlantic-1 cable system will have a warranted design life of 25 years; however, we cannot assure you that technological developments will not render the infrastructure and technologies in which we invest obsolete before we can adequately utilize them. The failure of the FLAG Europe-Asia cable system or the FLAG Atlantic-1 cable system to achieve their warranted design life could have a material adverse effect on us.

RISKS RELATED TO THIS OFFERING

    EVEN AFTER THIS OFFERING OWNERSHIP OF OUR COMMON SHARES WILL REMAIN RELATIVELY CONCENTRATED, WHICH MAY MAKE OUR COMMON SHARES LESS LIQUID AND DEPRESS THEIR MARKET PRICE.

    After this offering, our officers, directors and existing shareholders will together own (or have the right to acquire upon the exercise of options granted under our stock option plan) approximately 80% of our outstanding common shares, or approximately 77% if the underwriters exercise their over-allotment option in full. Moreover, a small number of shareholders will own a majority of our common shares enabling those shareholders, if they act together, to retain significant influence over the composition of our management and any matters requiring shareholder approval, including the election of members of the Board of Directors. This concentration of ownership also may have the effect of delaying or preventing a change in control of FLAG Telecom and may make our shares less liquid. This lack of liquidity could depress the market price of our common shares.

    THE ABILITY OF CERTAIN SHAREHOLDERS TO APPOINT MEMBERS OF OUR BOARD OF DIRECTORS AND CERTAIN PROVISIONS IN OUR BY-LAWS MAY LIMIT OUR ABILITY TO ENTER INTO CERTAIN TRANSACTIONS.

    Our By-laws provide that a shareholder is entitled to elect one member of our Board of Directors for each 9% of our issued and outstanding common shares that it holds. Consequently, Bell Atlantic will be entitled to appoint three of our ten directors. In addition, Bell Atlantic and Rathburn Limited are each entitled to elect one member of our Board of Directors as long as they hold any common shares. Marubeni also may elect one member of our Board of Directors as long as it is required under FLAG Limited's credit facility to directly or indirectly hold at least 5% of FLAG Limited's common shares. In addition, our By-laws provide that certain actions required to be approved by our Board of Directors must be approved by two-thirds of the votes present and entitled to be cast at a properly convened meeting of our Board of Directors. This voting requirement may limit our ability to take certain actions, even if such actions would be deemed beneficial by a simple majority of our Board.

    ANTI-TAKEOVER PROVISIONS COULD MAKE A THIRD-PARTY ACQUISITION OF US DIFFICULT AND COULD PREVENT OR DELAY A TRANSACTION INVOLVING A CHANGE OF CONTROL, EVEN IF SUCH A TRANSACTION WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

    Our By-laws provide for a classified Board of Directors and contain fair price provisions. These provisions may have the effect of delaying or preventing changes of control of the management of our company, even if such transactions would have significant benefits to our shareholders. As a result, these provisions could limit the price some investors might be willing to pay for our common shares in the future.

    FUTURE SALES OF OUR COMMON SHARES MAY DEPRESS OUR STOCK PRICE.


    If our existing shareholders sell a large number of shares, or if we issue a large number of our common shares in connection with future acquisitions, financings, or other circumstances, the market price of our common shares could decline significantly. Moreover, the perception in the public market that these shareholders might sell common shares could depress the market price of the common shares. Immediately after this offering, the public market for our common shares will include only the 26,400,000 shares that are being sold in this offering (or 30,360,000 shares if the underwriters exercise their over-allotment option in full). At that time, there will be an additional 100,666,056 common shares outstanding. After the offering, we intend to initially register over 6,763,791 common shares which are reserved for issuance under our long term incentive plan. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates. In addition, we may decide to register additional common shares under the Securities Act after the closing of this offering for use by us as consideration for future acquisitions. If we so decide, upon such registration and issuance, these shares generally will be freely tradable, unless the resale thereof is contractually restricted or unless the holders thereof are subject to the restrictions on resale provided under the Securities Act. We will not be able to issue the shares, however, without Salomon Smith Barney Inc.'s consent during the 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."


    Approximately 98% of the 100,666,056 additional shares to be held by our existing shareholders after this offering are subject to lock-up agreements with the representatives of the underwriters, pursuant to which most of our existing shareholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of these shares within the 180-day period following the date of this prospectus. When the 180-day lock-up period expires, or earlier with the consent of Salomon Smith Barney Inc., the owners of these shares will be able to sell them in the public market, subject to limitations of the securities laws.

    BECAUSE THE PRICE YOU PAY FOR OUR SHARES EXCEEDS THE AVERAGE PRICE PAID BY OUR EXISTING SHAREHOLDERS, YOU WILL BE IMMEDIATELY AND SUBSTANTIALLY DILUTED.

    If you purchase our common shares in this offering, you will experience immediate and substantial dilution of $13.00 per share, based upon an estimated initial public offering price of $21.00 per share (the mid-point of the estimated offering range), because the price you pay will be substantially greater than the net tangible book value per share of $8.00 for the shares you acquire. This dilution is due in large part to the fact that our prior investors paid an average price of $5.05 per share when they purchased their common shares, which is substantially less than the initial public offering price.

    BECAUSE OUR COMMON SHARES HAVE NEVER BEEN PUBLICLY TRADED, WE CANNOT PREDICT THE EXTENT TO WHICH A MARKET WILL DEVELOP FOR OUR COMMON SHARES, HOW VOLATILE THAT MARKET WILL BE OR THE EFFECT THAT SUCH EVENTS MAY HAVE ON THE VALUE OF THE COMMON SHARES YOU PURCHASE IN THIS OFFERING.

    Prior to this offering, there has been no market for our common shares. The initial public offering price of our common shares will be determined by negotiations between ourselves and the representatives for the underwriters. The price of our common shares after this offering may fluctuate widely. The reasons for such fluctuations may include the business community's perception of our prospects and of the telecommunications industry in general. Differences between our actual operating results and those expected by investors and analysts and changes in analysts' recommendations or projections could also affect the price of our common shares. Other factors potentially causing volatility in the price for our common shares may include changes in general economic or market conditions and broad market fluctuations, particularly those affecting the prices of the common shares of companies engaged in businesses similar or related to our business. We have applied to include our common shares for quotation on the Nasdaq National Market and for listing on the London Stock Exchange. Such inclusion or listing does not, however, guarantee that an active and liquid trading market for our common shares will develop.

    BECAUSE OF THE CONSTRAINTS IMPOSED BY OUR FINANCING ARRANGEMENTS, WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS IN THE FORESEEABLE FUTURE.

    We do not anticipate paying cash dividends in the foreseeable future. Our ability to pay dividends is limited by certain of our debt instruments.

    SINCE MOST OF OUR ASSETS ARE LOCATED OUTSIDE OF THE UNITED STATES, IT MAY BE DIFFICULT TO BRING AND ENFORCE SUITS AGAINST US.

    We are incorporated in Bermuda. Most of our directors and officers are not residents of the United States. All or a substantial portion of the assets of those directors and officers are or may be located outside of the United States. In addition, a substantial portion of our assets are located outside of the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us or our non-U.S. directors and officers within the United States. Because most of our assets are located outside of the United States, it may be difficult for our shareholders to enforce in the United States judgments of United States courts. Appleby Spurling & Kempe, our counsel in Bermuda, has advised us that there is some doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws.

    BECAUSE WE ARE AT AN EARLY STAGE IN THE DEVELOPMENT OF OUR NETWORK, OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS.

    We are at an early stage in the development and expansion of our products and services. Accordingly, all statements in this prospectus that are not clearly historical in nature are forward-looking. Discussions containing forward-looking statements are found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this prospectus generally. When used in this prospectus, the words "anticipate," "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Examples of forward-looking statements include the statements concerning our operations, prospects, size and growth of world telecommunications traffic, size and growth of addressable market, technological and customer support capabilities, pricing, new product and services development, potential expansions to our network, potential customers and liquidity and working capital needs, estimated demand forecast, and information concerning characteristics of competing systems. These forward-looking statements are inherently predictive and speculative and we cannot assure you that any of such statements will prove to be correct. Actual results and developments may be materially different from those expressed or implied by such statements. You should carefully review the other risk factors set forth in this section of this prospectus for a discussion of factors which could result in any of such forward-looking statements proving to be inaccurate.

                                USE OF PROCEEDS

    If we sell the common shares offered through this prospectus at a public offering price of $21.00 per share (the mid-point of the estimated offering range), we estimate that we will receive net proceeds from the sale of the common shares offered by FLAG Telecom, after deducting underwriting discounts and commissions and estimated offering expenses, of $416.8 million, or $443.1 million if the underwriters exercise their over-allotment option in full. FLAG Telecom will not receive any proceeds from the sale of common shares in this offering by the selling shareholders.

    We intend to use the net proceeds from this offering as follows:

    - assuming we can implement the amendment described below to FLAG Limited's credit facility on or prior to the completion of this offering, to repay $25 million outstanding under this facility and otherwise to repay up to $175 million outstanding under this facility; and

    - to fund (or to set aside funds for) our existing obligation to contribute approximately $100 million in capital to FLAG Atlantic Limited.

    We intend to use the remainder of the net proceeds:


    - to fund additional expansions of the FLAG Telecom network, including possible additional undersea cables such as a trans-Pacific cable, and to develop additional wholesale and bundled product and service offerings; and


    - for working capital and general corporate purposes.


    We have not determined how much of the remainder of the net proceeds we will use for each of the purposes identified above. We are presently in the preliminary stages of evaluating various network expansion projects and cannot assure you that we will proceed with any of those projects or that we will use any of the proceeds of this offering in connection with those projects should we decide to proceed with them.



    The occurrence of unforeseen events or changed business conditions could cause us to use the proceeds of this offering in a manner other than as described in this prospectus.


    FLAG Limited's existing credit facility provides for borrowing capacity of up to $370 million, of which approximately $190 million was outstanding as of January 1, 2000. The existing credit facility consists of a seven year
$320 million term loan facility and a seven year $50 million revolving credit facility, each bearing interest at a rate of 190 to 212.5 basis points over LIBOR. At January 1, 2000, all outstanding indebtedness under this credit facility was outstanding under the term loan facility. On January 14, 2000, we received an indication of willingness from Dresdner Kleinwort Benson and Barclays Capital, as co-arrangers, to modify FLAG Limited's existing credit facility to consist of a $150 million, six-year term loan facility and a $10 million, revolving credit facility. Under the terms of this proposal, these facilities would bear interest at a rate of 225 basis points over LIBOR for the first six months and thereafter at a rate of between 150 and 250 basis points over LIBOR, depending on FLAG Limited's credit rating. In connection with this amendment, FLAG Limited would be required to pay fees and expenses to the co-arrangers totalling approximately $3.5 million. The commitments of the co-arrangers would also be subject to satisfaction of various conditions, including successful completion of business, engineering and legal due diligence, receipt of internal credit approvals, conclusion of definitive documentation, successful completion of this offering and no material adverse changes to FLAG Limited or to the financial markets generally. The borrowings from FLAG Limited's existing credit facility were applied, together with the proceeds from FLAG Limited's issuance of the 8 1/4% Senior Notes:

    - to secure payments to contractors in connection with the construction of the FLAG Europe-Asia cable system;

    - to repay $615 million of indebtedness under FLAG Limited's prior credit facility;

    - to redeem all outstanding shares of preferred stock issued by FLAG Limited; and

    - for general corporate purposes.

                                DIVIDEND POLICY

    We have never declared or paid any dividends on our common shares. Our Board of Directors currently intends to retain any earnings for use in the operation and expansion of our business and does not anticipate paying any dividends on the common shares for the foreseeable future. In the event we change our policy on the payment of dividends, declarations will be subject to the discretion of our Board of Directors. Our Board of Directors will take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us and such other factors as our Board of Directors may deem relevant.

                                    DILUTION


    The net tangible book value of our common shares as of September 30, 1999, after giving effect to the shares which were issued on January 4, 2000 to Bell Atlantic in connection with the exchange of its remaining stock in FLAG Limited, was $470 million, or $4.44 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the common shares outstanding as of September 30, 1999. After giving effect to our sale of 21,100,000 common shares offered by FLAG Telecom through this prospectus at an estimated initial public offering price of $21.00 per share (the mid-point of the estimated offering range) and application of the estimated net proceeds therefrom, and after deducting the underwriting discounts and estimated offering expenses payable by us, our net tangible book value as adjusted as of September 30, 1999 would have been $887 million, or $6.98 per share. This represents an immediate increase in net tangible book value as adjusted of $2.54 per share to existing shareholders, and an immediate dilution in net tangible book value as adjusted of $14.02 per share to new investors purchasing common shares in this offering.


    The following table illustrates the per share dilution as described above:


        Estimated initial public offering price......                            $                 21.00
            Net tangible book value before this
              offering...............................  $                  4.44
            Increase attributable to new investors in
              this offering..........................                     2.54
                                                       -----------------------
        Net tangible book value as adjusted after
          this offering..............................                                               6.98
                                                                                 -----------------------
        Dilution to new investors....................                            $                 14.02
                                                                                 =======================


    The following table summarizes, on a pro forma basis, as of September 30, 1999, the number of common shares purchased in this offering, the aggregate cash consideration paid and the average price per share paid by existing shareholders for common shares and by new investors purchasing common shares in this offering:


                                           SHARES PURCHASED         TOTAL CONSIDERATION
                                        -----------------------   -----------------------   AVERAGE PRICE
                                           NUMBER      PERCENT       AMOUNT      PERCENT      PER SHARE
                                        ------------   --------   ------------   --------   -------------
Existing shareholders.................   105,966,057      83%     $535,309,829      55%        $ 5.05
New investors.........................    21,100,000      17%      443,100,000      45%        $21.00
                                        ------------     ---      ------------     ---
  Total...............................   127,066,057     100%     $978,409,829     100%        $ 7.70
                                        ============     ===      ============     ===



    These calculations do not include shares reserved for issuance upon the exercise of stock options.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of FLAG Telecom at September 30, 1999 and the capitalization of FLAG Telecom at September 30, 1999, as adjusted. You should read this table in conjunction with FLAG Telecom's consolidated financial statements and notes which are included elsewhere in this prospectus. For purposes of this table, the "As Adjusted" column gives effect to the sale of the common shares offered in this prospectus at an estimated initial public offering price of $21.00 per share (the mid-point of the estimated offering range) and the application of estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses. The "As Adjusted" column also gives effect to the proposed amendment to FLAG Limited's existing credit facility described herein but does not give effect to the January 4, 2000 exchange by Bell Atlantic of its common shares in FLAG Limited for our common shares.

                                                                     SEPTEMBER 30, 1999
                                                              ---------------------------------
                                                                ACTUAL           AS ADJUSTED(1)
                                                              ----------         --------------
                                                                       (IN THOUSANDS,
                                                                     EXCEPT SHARE DATA)
Cash........................................................  $    2,836           $  394,673
Current portion of long-term obligations....................          --                   --

Long-term obligations, net:
    8 1/4% Senior Notes due 2008............................  $  425,122           $  425,122
Other long-term debt........................................     223,000              198,000
Minority interest...........................................     160,562              160,562
Shareholders' equity:
    Common shares 189,833,333 shares authorized; 69,709,935
      issued and outstanding actual; 300,000,000 shares
      authorized; 90,809,935 shares issued and outstanding
      as adjusted...........................................           7                    9
    Other shareholders' equity..............................     308,547              725,382
                                                              ----------           ----------
    Foreign currency translation adjustment.................          (3)                  (3)
    Retained earnings.......................................       1,315                1,315
                                                              ----------           ----------
Total shareholders' equity..................................     309,866              726,703
                                                              ----------           ----------
Total capitalization........................................  $1,118,550           $1,510,387
                                                              ==========           ==========

------------------------

(1) In the event that FLAG Limited does not amend its existing credit facility on or prior to completion of this offering in accordance with the terms of a proposal it has received from two of its existing lenders, other long-term debt will be $48 million and cash will be $244.7 million.

                      SELECTED CONSOLIDATED FINANCIAL DATA

           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND NOTES)

    The following table presents selected consolidated statements of operations and balance sheet data of FLAG Telecom and FLAG Limited for the periods indicated. The financial data for the periods ended December 31, 1996, 1997 and 1998 and for the period from January 1, 1999 to February 26, 1999 has been derived from FLAG Limited's audited consolidated financial statements included elsewhere in this prospectus. The financial data as of September 30, 1999 and for the period from incorporation to September 30, 1999 has been derived from FLAG Telecom's audited interim consolidated financial statements included elsewhere in this prospectus. Operating results for the period from incorporation to September 30, 1999 are not necessarily indicative of the results that may be expected for the full year ended December 31, 1999.

    You should read the selected consolidated financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", FLAG Limited's consolidated financial statements and FLAG Telecom's consolidated financial statements and notes thereto included elsewhere in this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND NOTES)


                                                                                                                        FLAG
                                                                 FLAG LIMITED                                          TELECOM
                             ------------------------------------------------------------------------------------   -------------
                                                                                                     PERIOD FROM     PERIOD FROM
                                                                                                      JANUARY 1,    INCORPORATION
                                                 YEAR ENDED AS OF DECEMBER 31,                         1999 TO           TO
                             ---------------------------------------------------------------------   FEBRUARY 26,   SEPTEMBER 30,
                                1994(1)         1995(2)         1996(3)        1997        1998          1999           1999
                             -------------   -------------   -------------   ---------   ---------   ------------   -------------
                             (AS RESTATED)   (AS RESTATED)   (AS RESTATED)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
Capacity sales, net of
  discounts................    $     --        $     --        $      --     $ 335,982   $ 182,935    $  25,554       $  89,223
Standby maintenance and
  restoration revenue......          --              --               --         4,011      25,313        4,458          28,760
                               --------        --------        ---------     ---------   ---------    ---------       ---------
                                     --              --               --       339,993     208,248       30,012         117,983
                               --------        --------        ---------     ---------   ---------    ---------       ---------
Sales and other operating
  expenses:
Cost of capacity sold......          --              --               --       196,190     101,288        8,294          43,799
Operations and
  maintenance(8)...........          --              --               --         4,600      37,931        5,114          17,419
Sales and marketing(8).....          --          10,253              316         6,598      10,680          637           8,085
General and
  administrative(4)(8).....       6,621          10,178           12,345        30,339      21,674        2,870          12,788
Depreciation and
  amortization.............         278             381              121           276         844          233           5,220
                               --------        --------        ---------     ---------   ---------    ---------       ---------
                                  6,899          20,813           12,782       238,003     172,417       17,148          87,311
                               --------        --------        ---------     ---------   ---------    ---------       ---------
Operating income (loss)....      (6,899)        (20,813)         (12,782)      101,990      35,831       12,864          30,672
                               --------        --------        ---------     ---------   ---------    ---------       ---------
Interest expense...........          --              --               --        20,193      61,128        9,758          31,264
Interest income............         110             439            2,408         6,637      14,875        1,825           4,924
Gulf settlement(1).........      (7,600)             --               --            --          --           --              --
                               --------        --------        ---------     ---------   ---------    ---------       ---------
Income (loss) before
  minority interest and
  income taxes.............     (14,389)        (20,374)         (10,374)       88,434     (10,422)       4,931           4,332
Minority interest..........          --              --               --            --          --           --           1,919
Provision for income
  taxes....................          --              --               --         8,991       1,260          171           1,098
                               --------        --------        ---------     ---------   ---------    ---------       ---------
Net income (loss) before
  extraordinary item.......     (14,389)        (20,374)         (10,374)       79,443     (11,682)       4,760           1,315
Extraordinary item(5)......          --              --               --            --     (59,839)          --              --
                               --------        --------        ---------     ---------   ---------    ---------       ---------
Net income (loss)..........     (14,389)        (20,374)         (10,374)       79,443     (71,521)       4,760           1,315
Cumulative pay-in-kind
  preferred dividends......          --           1,787           14,410        16,324       1,508           --              --
Redemption premium and
  write-off of discount on
  preferred shares(6)......          --              --               --            --       8,500           --              --
                               --------        --------        ---------     ---------   ---------    ---------       ---------
Net income (loss)
  applicable to common
  shareholders.............    $(14,389)       $(22,161)       $ (24,784)    $  63,119   $ (81,529)   $   4,760       $   1,315
                               ========        ========        =========     =========   =========    =========       =========
Net income (loss) per
  share(7)
  Class A..................    $  (0.01)       $  (0.02)       $   (0.02)    $    0.05   $   (0.07)   $    0.01       $      --
  Class B..................    $  (0.19)       $  (0.30)       $   (0.13)    $    0.14   $   (0.13)   $      --       $    0.02

STATEMENT OF CASH FLOW
  DATA:
Cash flow from
  operating activities.....          --         (14,155)         (12,103)      285,156      88,831      (23,104)         62,113
Cash flow from
  financing activities.....          --          84,206          342,011       245,677      97,818       21,230          41,453
Cash flow from
  investing activities.....          --         (70,635)        (329,886)     (528,653)   (186,144)         601        (102,636)

                      SELECTED CONSOLIDATED FINANCIAL DATA

           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND NOTES)

                                                                                                                        FLAG
                                                               FLAG LIMITED                                            TELECOM
                          ---------------------------------------------------------------------------------------   -------------
                                                     AS OF DECEMBER 31,                                 AS OF           AS OF
                          ------------------------------------------------------------------------   FEBRUARY 26,   SEPTEMBER 30,
                             1994(1)         1995(2)         1996(3)         1997          1998          1999           1999
                          -------------   -------------   -------------   -----------   ----------   ------------   -------------
                          (AS RESTATED)   (AS RESTATED)   (AS RESTATED)
BALANCE SHEET DATA:
Current assets..........    $  3,529        $  3,106        $   3,759     $    96,677   $  76,114    $    73,941     $  129,596
Funds held by collateral
  trustee...............          --          46,537           48,194         425,905     255,366        219,136        144,183
Construction in
  progress..............      31,355         167,281          647,805             389      11,494         18,471             --
Capacity available for
  sale..................          --              --               --       1,208,948   1,095,099      1,086,435        870,181
Total assets............      38,328         286,476          774,447       1,836,937   1,475,766      1,453,369      1,363,904
Current liabilities.....      16,550          74,453          206,486         370,555     232,814        203,226        130,385
Senior notes............          --              --               --              --     424,679        424,777        425,122
Long-term debt..........          --          50,000          312,543         615,087     271,500        256,500        223,000
Minority interest.......                                           --              --          --             --        160,562
Deferred revenue........          --              --               --         176,221      84,415         83,570        111,318
Preferred Stock(6)......          --          98,711          113,121         129,445          --             --             --
Shareholders' equity:
Common shares, $.0001
  par value.............          --              --               --              --          --             64              7
  Class A common shares,
    $.0001 par value....          13              13               13              13          13             --             --
  Class B common shares,
    $.0001 par value....           3               9               22              57          57             --             --
Other shareholders'
  equity(6).............      43,887          99,098          195,135         514,389     504,381        504,387        308,547
Foreign currency
  translation
  adjustment............          --              --               --              --        (704)          (526)            (3)
Retained earnings
  (accumulated
  deficit)..............     (22,125)        (42,499)         (52,873)         26,570     (44,951)       (40,191)         1,315
Shareholders' equity....    $ 21,788        $ 56,621        $ 142,297     $   541,029   $ 458,796    $   463,734     $  309,866
                            ========        ========        =========     ===========   =========    ===========     ==========

------------------------
(1) FLAG Limited restated its 1994 and subsequent financial statements to reflect the $7.6 million portion of a $9.0 million payable to Gulf Associates Telecommunications Limited under a settlement agreement as an expense, as this amount primarily related to Gulf's agreement to discontinue arbitration proceedings. This restatement increased net loss and net loss applicable to common shareholders as of December 31, 1994 by $7.6 million. This restatement had no effect on net loss and net loss applicable to common shareholders in 1995, 1996, 1997 or 1998.

(2) FLAG Limited restated its 1995 financial statements, as originally issued in March 1997, to give effect to a $3.1 million discount on FLAG Limited's issuance of 3,075,816 shares of preferred stock in 1995. For the year ended December 31, 1995, this restatement had no effect on net loss, increased net loss applicable to common shareholders by $0.07 million, and had no effect on basic and diluted loss per common share for Class A and Class B.

(3) FLAG Limited restated its 1996 financial statements, as originally issued to give effect to a $3.1 million discount on FLAG Limited's issuance of 3,075,816 shares of preferred stock in 1995. For the year ended
    December 31, 1996, this restatement had no effect on net loss, but increased net loss applicable to common shareholders by $0.55 million.

(4) Included in general and administrative expenses for the years ended December 31, 1996, 1997 and 1998 are program management expenses which include reimbursements to Bell Atlantic Network Systems Company, a shareholder of FLAG Telecom, for all costs and out-of-pocket expenses incurred by Bell Atlantic Network Systems Company in performing project management services for FLAG Limited. In addition, Bell Atlantic Network Systems Company received a fee equal to 16% of payroll costs and of certain outside contractor and consultant costs.

                      SELECTED CONSOLIDATED FINANCIAL DATA

           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND NOTES)

(5) In connection with FLAG Limited's issuance of 8 1/4% Senior Notes due 2008 and its entry into its existing credit facility, FLAG Limited recorded an extraordinary loss of $59.8 million, representing the write-off of unamortized deferred financing costs related to its old credit facility.

(6) In connection with FLAG Limited's issuance of 8 1/4% Senior Notes due 2008 and its entry into its existing credit facility, FLAG Limited redeemed its then outstanding preferred stock at a redemption price of 105% of the liquidation preference. The excess of the redemption value over the carrying value of the preferred stock on the date of the redemption of $8.5 million has been reflected as a decrease in other shareholders equity.

(7) The net loss per share in 1998, excluding the extraordinary item, was $0.02 and $0.03 for Class A and Class B shares, respectively.


(8) Included in operating expenses for FLAG Telecom are the following non-cash compensation expenses: $1,204 in operations and maintenance expenses; $750 in sales and marketing expenses; $1,510 in general and administrative expenses.

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

    The following table presents the pro forma consolidated balance sheet of FLAG Telecom as of September 30, 1999. This pro forma consolidated balance sheet has been prepared after giving effect to the sale of the common shares offered by FLAG Telecom in this prospectus at an estimated initial public offering price of $21.00 per share (the mid-point of the estimated offering range) and the application of the estimated net proceeds from this offering, as if this offering had occurred on September 30, 1999.

    On the assumption that the offering occurred on February 27, 1999, the only effect on the pro forma consolidated statement of operations would be a reduction in interest expense. For the period ended September 30, 1999, the interest expense would have decreased by $1.1 million on a pro forma basis. There is no effect on the taxation charge as a result of this reduction in interest for both these periods.

    The pro forma net income per share would have been $0.03.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1999

                   (EXPRESSED IN THOUSANDS, EXCEPT FOR NOTE)

                                  (UNAUDITED)

                                                                        FLAG TELECOM
                                                                         PRO FORMA
                                                            ACTUAL     ADJUSTMENTS(1)   PRO FORMA
                                                          ----------   --------------   ----------
Assets:
  Current assets:
    Cash................................................  $    2,836      $416,837      $  419,673
                                                                           (25,000)        (25,000)
    Accounts receivable.................................     116,854            --         116,854
    Due from affiliates.................................       5,000            --           5,000
    Prepaid expenses and other assets...................       4,906            --           4,906
                                                          ----------      --------      ----------
                                                             129,596            --         521,433
  Funds held by collateral trustee or in escrow.........     144,183            --         144,183
  Capacity available for sale...........................     870,181            --         870,181
  Other assets..........................................     219,944            --         219,944
                                                          ----------      --------      ----------
                                                          $1,363,904      $391,837      $1,755,741
                                                          ==========      ========      ==========

Liabilities:
  Current liabilities:
    Accrued construction costs..........................  $   75,604      $     --      $   75,604
    Accrued liabilities.................................      27,519            --          27,519
    Deferred revenue....................................      17,635            --          17,635
    Other current liabilities...........................       9,627            --           9,627
                                                          ----------      --------      ----------
                                                             130,385            --         130,385

  8 1/4% senior notes, due 2008.........................     425,122            --         425,122
  Long-term debt........................................     223,000       (25,000)        198,000
  Deferred revenue and other............................     111,318            --         111,318
  Deferred taxes........................................       3,651            --           3,651
                                                          ----------      --------      ----------
                                                             893,476            --         868,476

Minority Interest.......................................     160,562            --         160,562

Shareholders' Equity....................................     309,866       416,837         726,703
                                                          ----------      --------      ----------
                                                          $1,363,904      $391,837      $1,755,741
                                                          ==========      ========      ==========

Note:

(1) The pro forma financial data gives effect to the sale of common shares offered by FLAG Telecom in this prospectus as if this event occurred on September 30, 1999. Concurrent with the sale of the common shares, FLAG Telecom will apply the proceeds to repay $25 million outstanding under FLAG Limited's credit facility (up to $175 million, in the event that FLAG Limited does not amend its existing credit facility on or prior to completion of this offering in accordance with the terms of a proposal it has received from two of its existing lenders).

(2) The pro forma financial data does not give effect to the January 4, 2000 exchange by Bell Atlantic of its common shares in FLAG Limited for our common shares.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THIS DISCUSSION IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH IN "RISK FACTORS" AND THE MATTERS SET FORTH IN THIS PROSPECTUS GENERALLY.

FLAG TELECOM GROUP OF COMPANIES

    FLAG Telecom was formed in February 1999 to be the parent company for the FLAG Telecom group of companies. The principal companies which comprise the FLAG Telecom group of companies are FLAG Limited, FLAG Atlantic Limited and FLAG Wholesale Services Limited. Pursuant to a restructuring on February 26, 1999, FLAG Limited became our 66% owned subsidiary and the other companies then comprising the FLAG Telecom group of companies became our wholly owned subsidiaries, other than FLAG Atlantic Limited in which we have a 50% ownership interest. On January 4, 2000, we acquired the remaining 34% ownership interest in FLAG Limited and FLAG Limited became our wholly owned subsidiary. The financial information presented in this prospectus comprises the consolidated results of FLAG Limited for the accounting periods to February 26, 1999 and the FLAG Telecom consolidated results for the period from incorporation to September 30, 1999.

REVENUE RECOGNITION

    Our primary business to date has been to sell capacity on the FLAG Europe-Asia cable system. The primary method by which we have sold capacity has been through agreements providing for an outright sale of, or the sale of a right of use of, the capacity for the lifetime of this system. Each agreement provides that, in return for payment of the purchase price, the customer receives beneficial ownership of the relevant capacity. In addition, the customer becomes responsible for paying the agreed maintenance charges.

    We have recognized revenues from capacity sales on the FLAG Europe-Asia cable system upon the date the risks and rewards of ownership of the relevant capacity are transferred to the customer, which is the date the capacity is made available for activation and the customer becomes responsible for maintenance charges. The Financial Accounting Standards Board issued a recent pronouncement (FASB Interpretation No. 43) as a result of which, sales of fiber-optic cable capacity after June 30, 1999 are to be accounted for in the same manner as sales of real estate with property improvements or integral equipment. The application of this pronouncement will result in a deferral of revenue recognition for US GAAP purposes for certain capacity sale contracts that do not satisfy the necessary requirements of FASB Interpretation No. 43. This accounting treatment will not affect our cash flows from customers, who will continue to be liable for payments in accordance with the signed agreements.

    As a result of extending our range of products and services, we expect a greater part of our future sales to be under agreements which will require us to recognize revenues over the relevant term of these agreements. To the extent that we enter into contracts in the future that satisfy the requirements for sales type lease accounting, we will continue to recognize revenues without deferral.

    We recognize revenues from providing maintenance and restoration services in the period in which we provide these services.

    We have previously considered revenues from operating lease transactions to be incidental. We have therefore recorded these revenues as reductions of the capacity available for sale. However, the magnitude of these transactions has been increasing such that they are likely to become more than incidental. When this is the case, we will recognize revenues from lease transactions over the term of the leases.

    Payments due from purchasers of capacity are generally payable within 30 days; however, we have receivables outstanding greater than 30 days. We have established an allowance for doubtful accounts based on historical industry experience with potential uncollectible receivables and our expectations as to payments. As of September 30, 1999, we had an allowance of $7.5 million which principally relates to potential uncollectible amounts due from two carriers.

    All revenues from capacity sales agreements and billings of standby maintenance and restoration services are payable in U.S. dollars. All contracts for the provision by third parties of restoration are invoiced to us in U.S. dollars. Some vendor contracts for the provision to the FLAG Europe-Asia cable system of operations and maintenance services are payable in Japanese Yen, British Pounds, French Francs and Singapore Dollars in addition to U.S. dollars. Whenever deemed appropriate, we have hedged, and may continue to hedge, our exposure to foreign currency movements.

ACCOUNTING FOR THE CAPITAL COSTS OF THE FLAG TELECOM NETWORK

    We capitalize direct and indirect expenditures incurred in connection with the construction of the FLAG Telecom network. When a system is ready for commercial service we transfer such expenditures to capacity available for sale and charge a proportion of these expenditures to cost of sales as we recognize revenues from sales of capacity. In the case of the FLAG Europe-Asia cable system, the amount charged as cost of sales was a function of the allocated costs of construction for each segment and management's estimate of revenues from future capacity sales. As a result of the application of FASB Interpretation No. 43, sales on certain segments of the FLAG Europe-Asia cable system will not be able to satisfy the requirements for sales type lease accounting. The costs of these segments have been reclassified at July 1, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining useful life.

    When we start to provide contracts on particular segments which are to be accounted for as service contracts, we will reclassify the cost of that particular segment from capacity available for sale to fixed assets and depreciate the cost over the remaining useful life. The construction costs of the FLAG Atlantic-1 cable system will be amortized over its economic life from the date it is ready for commercial service or will be written off as cost of sales against revenues from transactions whose terms satisfy the requirements of sales-type lease accounting. Capital costs associated with development of the other elements of the FLAG Telecom network will be amortized over their respective economic lives.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED WITH THE NINE MONTHS ENDED
  SEPTEMBER 30, 1998

ADJUSTED CONSOLIDATED RESULTS

    The table below shows the significant income statement amounts, in thousands, for the nine-month period ended September 30, 1999, being a combination of the results of FLAG Limited for the period from January 1, 1999 to February 26, 1999 and the results of FLAG Telecom for the period from incorporation to September 30, 1999. These results have been adjusted to eliminate minority interests in order to enable a better comparison with the results for the nine-month period ended September 30, 1998. These adjustments will not be reflected in our current and future financial statements.


                                                                 ADJUSTED
                                                               NINE MONTHS
                                                                  ENDED
                                                              SEPTEMBER 30,
                                                                   1999
                                                              --------------
Revenue:
Capacity sales..............................................     $114,777
Standby maintenance and restoration revenues................       33,218
                                                                 --------
                                                                 $147,995

Sales and other operating costs:
Cost of capacity sold.......................................     $ 52,093
Operations and maintenance (including non-cash compensation
  expense of $1,204)........................................       22,533
Sales and marketing (including non-cash compensation expense
  of $750)..................................................        8,722
General and administrative (including non-cash compensation
  expense of $1,510)........................................       15,658
Depreciation and amortization...............................        5,452
Interest expense............................................       41,022
Interest income.............................................        6,749
                                                                 --------
Income before income taxes..................................     $  9,264

Provision for taxes.........................................        1,269


REVENUES

    We recognized total revenue during the nine months ended September 30, 1999 of $148.0 million compared to $155.6 million in total revenue for the nine months ended September 30, 1998.

    We recognized revenue from the sale of capacity of $114.8 million for the nine months ended September 30, 1999 compared to $137.0 million during the nine months ended September 30, 1998. The reduction in revenue is primarily attributable to our recognizing less revenue during the period as the result of our adoption of FASB Interpretation No. 43 with effect from July 1, 1999. As of September 30, 1999, we had entered into sales transactions with 90 international telecommunication carriers and internet service providers compared to 75 as of September 30, 1998.

    We recognized revenue from standby maintenance and restoration services of $33.2 million for the nine months ended September 30, 1999 compared to $18.6 million for the nine months ended September 30, 1998. The increase of $14.6 million for the nine months ended September 30, 1999 is primarily a result of the increase in cumulative capacity sales on the FLAG Europe-Asia cable system combined with an increase in revenue from restoration services. Restoration services refer to receipts from third party cable systems in respect of traffic routed on the FLAG Europe-Asia cable system during periods when these cable systems are temporarily out of service.

OPERATING EXPENSES

    For the nine months ended September 30, 1999, we recorded $52.1 million in respect of the cost of capacity sold compared to $71.9 million recorded in the nine months ended September 30, 1998. The decrease in the cost of capacity sold in the nine months ended September 30, 1999 is primarily a result of lower revenue recognized from capacity sales combined with sales of capacity on segments having a lower cost of sales percentage, computed as described above for that segment, compared to the cost of sales for the segments on which capacity was sold during the nine months ended September 30, 1998.


    During the nine months ended September 30, 1999, we incurred $22.5 million in operations and maintenance costs compared to $28.8 million for the nine months ended September 30, 1998. Operations and maintenance costs relate primarily to the provision of standby maintenance under maintenance zone agreements as well as salaries and overhead expenses directly associated with operations and maintenance activities. The decrease in operations and maintenance costs is largely a result of the termination of the program management services agreement with Bell Atlantic Network Systems in May 1998 combined with lower costs of some maintenance zone agreements.



    During the nine months ended September 30, 1999, we incurred $8.7 million in sales and marketing costs compared to $8.3 million incurred during the nine months ended September 30, 1998. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by us.



    During the nine months ended September 30, 1999, we incurred $15.7 million of general and administrative expenses compared to $17.8 million during the nine months ended September 30, 1998. The decrease in general and administrative costs in the nine months ended September 30, 1999, is largely due to a recovery of certain accounts receivable previously provided for combined with a reduction in costs associated with our transition from a development stage company to an operating company which were incurred in the nine month period ended
September 30, 1998.



    Costs for the nine months ended September 30, 1999 noted above include charges in respect of awards under our long term incentive plan. These charges are required under US accounting standards and are purely accounting charges having no effect on cash flows.


    Depreciation expense for the nine months ended September 30, 1999 was $5.5 million compared to $0.5 million for the nine months ended September 30, 1998. The increase of $4.9 million is primarily a result of us adopting FASB Interpretation No. 43 with effect from July 1, 1999, pursuant to which the cost of part of the FLAG Europe-Asia cable system which does not satisfy the requirements of sales type lease accounting is being depreciated over its remaining economic life. Prior to July 1, 1999, the cost of the FLAG Europe-Asia cable system was wholly accounted for as capacity available for sale for which no depreciation was recorded but which was expensed as cost of capacity sold as revenues were recognized.

INTEREST EXPENSE AND INTEREST INCOME

    Interest expense on borrowings decreased from $46.9 million for the nine months ended September 30, 1998 to $41.0 million for the nine months ended September 30, 1999. The decrease in interest expense of $5.9 million is attributable to a reduction in long term debt facility from $276.4 million as at September 30, 1998 to $223.0 million as at September 30, 1999 combined with a $1.7 million reduction in amortized financing costs and a reduction in interest rates over the same period.

    During the nine months ended September 30, 1999 we capitalized $1.3 million of interest costs as a component of construction in progress.

    We earned interest income of $6.7 million during the nine months ended September 30, 1999 compared to $11.7 million earned during the nine months ended September 30, 1998. Interest was earned on cash balances and short term investments held by the collateral trustee for FLAG Limited's credit facility or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

    The provision for taxes was $1.3 million for the nine months ended
September 30, 1999 compared to $1.5 million for the nine months ended
September 30, 1998. The tax provisions for these periods consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Europe-Asia cable system route where we are deemed to have a taxable presence or are otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, we have received an undertaking from the Bermuda Government exempting us from all such taxes until March 28, 2016.

EXTRAORDINARY ITEM

    In connection with a refinancing that took place on January 30, 1998, we recorded an extraordinary loss of $59.8 million in the statement operations for the nine months ended September 30, 1998. The loss on refinancing represents the write-off of unamortized deferred financing costs related to FLAG Limited's prior credit facility. No refinancing occurred in the nine months ended September 30, 1999.

    In addition, in connection with the refinancing in January 1998, FLAG Limited redeemed its outstanding preferred stock at a redemption price of 105% of the liquidation preference. We reflected the $8.5 million excess of the redemption value over the carrying value of the preferred stock on the date of the redemption as a decrease in additional paid-in capital in the nine-month period ended September 30, 1998. There were no costs of this nature recorded in the nine-month period ended September 30, 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1997

REVENUES

    We recognized total revenue during the year ended December 31, 1998 of $208.2 million compared to $340.0 million in total revenue for the year ended December 31, 1997.

    We recognized revenue from the sale of capacity of $182.9 million for the year ended December 31, 1998 compared to $336.0 million during the period from October 8, 1997, the provisional system acceptance date of the FLAG Europe-Asia cable system, to December 31, 1997. The decrease in revenue recognized from capacity sales of $153.1 million from the period from provisional system acceptance to December 31, 1997 compared to the year ended December 31, 1998 is a result of 1997 revenue including sales of capacity entered into prior to provisional system acceptance of which we recognized $316 million as revenue. As of December 31, 1998, we had entered into sales transactions with 80 international telecommunication carriers compared to 66 as of December 31, 1997.

    We recognized revenue from standby maintenance fees of $25.3 million for the year ended December 31, 1998 compared to $4.0 million for the period from provisional system acceptance to December 31, 1997. The increase in standby maintenance revenue of $21.3 million in 1998 is due to our recognizing
12 months of standby maintenance revenue in 1998 compared to only three months in 1997 as a result of our commencing operations in October 1997. We also generated revenues from restoration services during the year ended December 31, 1998. Revenues from these services, provided to alternate cable systems on a non-reciprocal basis, were $1.7 million. We had no revenues in respect of restoration services in 1997.

OPERATING EXPENSES

    For the year ended December 31, 1998, we recorded $101.3 million in respect of the cost of capacity sold compared to $196.2 million recorded in 1997. The gross profit margin on capacity sales of

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
44.60% for the year ended December 31, 1998 compares to a gross profit margin of 41.60% realized in the period from provisional system acceptance to December 31, 1997. The cost of sales recorded in 1997 included a $28.9 million provision related to price protection credits, discussed below, compared to no such provision included in the 1998 cost of sales. The provision for price protection credits recorded in 1997 contributed to the lower gross profit margin experienced in 1997 compared to 1998.

    In connection with certain sales, we entered into price protection arrangements entitling the relevant customers to capacity credits if we lower our list prices prior to December 31, 1999. For periods during which we lower our prices, we record a provision for cost of sales based on the estimated cost value of the additional capacity granted. No adjustment was made to our list prices in 1998, and accordingly no such provision was recorded in the year ended December 31, 1998. Based on declines in our listed prices through December 31, 1997, we recorded a provision for cost of sales of approximately $28.9 million, which was included in the total cost of sales of $196.2 million recorded in the year ended December 31, 1997.

    During the year ended December 31, 1998 we incurred $37.9 million in operations and maintenance costs compared to $4.6 million for the period from provisional system acceptance to December 31, 1997. Operations and maintenance expenses relate primarily to the provision of standby maintenance under maintenance zone agreements, as well as salaries and overhead directly associated with operations and maintenance activities. Costs recognized in 1997 represent the portion of standby operations and maintenance expenses incurred from provisional system acceptance to December 31, 1997. We did not incur maintenance costs during construction. Maintenance zone agreements are cooperative standby agreements among all cable operators in major ocean areas to share the expense of assuring constant availability of cable ships capable of providing repairs to undersea cables. We entered into four zone agreements. We have also entered into a bilateral agreement for maintenance of the area from the Red Sea to a point near the southern tip of India to facilitate more rapid repairs than would be possible under one of our maintenance zone agreements.

    During the year ended December 31, 1998, we recognized $10.7 million in sales and marketing costs compared to $6.6 million recognized during the period from provisional system acceptance to December 31, 1997. Sales and marketing costs comprise sales commissions due under agreements with our suppliers and Bell Atlantic Network Systems, plus costs associated with sales and marketing activities.

    In May 1998, we and Bell Atlantic Network Systems agreed to terminate a Marketing Services Agreement which appointed them as FLAG Limited's exclusive sales agent throughout the world. We expense sales commissions that we incurred under the marketing and services agreement prior to its termination at the time we recognize the related revenue.

    General and administrative expenses decreased from $30.3 million for the year ended December 31, 1997 to $21.7 million for the year ended December 31, 1998. The decrease is due to the partial reversal of the allowance for doubtful accounts made in 1997, resulting from collections from customers of amounts previously provided, partially offset by costs associated with our transition from a development stage company to an operating company.

INTEREST EXPENSE AND INTEREST INCOME

    During the year ended December 31, 1998 we incurred $61.1 million in interest expense on borrowings compared to $20.2 million incurred during the period from provisional system acceptance of the FLAG Europe-Asia cable system to December 31, 1997. Prior to provisional system acceptance, we capitalized interest costs as a component of construction in progress. We incurred
$42.5 million in interest costs in 1997 prior to provisional system acceptance, out of total interest payments that year of $62.7 million.

    We earned interest income of $14.9 million during the year ended
December 31, 1998 compared to $6.6 million earned during the year December 31, 1997. In 1998, we earned interest on cash balances and short-term investments held by the collateral trustee for FLAG Limited's existing credit facility or in escrow arising from ongoing business operations. Interest earned in 1997 consisted primarily of interest earned on cash balances received from equity contributions during the year.

PROVISIONS FOR TAXES

    The provision for taxes was $1.3 million for the year ended December 31, 1998 compared to $9.0 million for the period from provisional system acceptance of the FLAG Europe-Asia cable system to December 31, 1997. The tax provisions for both years consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Europe-Asia cable system route where we are deemed to have a taxable presence or are otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, we have received an undertaking from the Bermuda Government exempting us from all such taxes until March 28, 2016. The decrease in tax expense of $7.7 million is due to a greater proportion of sales recorded in 1998 to customers in jurisdictions where we do not have a taxable presence.

EXTRAORDINARY ITEM

    In connection with the refinancing that took place on January 30, 1998, we recorded an extraordinary loss of $59.8 million in the statement of operations. The loss on refinancing represents the write-off of unamortized deferred financing costs related to our initial project refinancing.

    In addition, in connection with the refinancing of FLAG Limited's original credit facility, we redeemed preferred shares at a redemption price of 105% of the liquidation preference. We reflected the excess of the redemption value over the carrying value of the preferred shares on the date of the redemption of $8.5 million as a decrease in additional paid-in capital.

NET LOSS AND NET LOSS APPLICABLE TO COMMON SHAREHOLDERS

    For the year ended December 31, 1998 we recorded a net loss of $71.5 million compared to net income of $79.4 million for the year ended December 31, 1997, a decrease of $150.9 million. This decrease was primarily attributable to the results for the year ending December 31, 1997, including $316 million of revenue recognized from sales of capacity entered into prior to our commencing operations resulting in a reduction in operating income of $66.2 million. An increase in interest expense of $40.9 million and an extraordinary loss on refinancing of $59.8 million as discussed above offset by an $8.2 million increase in interest income and a $7.7 million reduction in tax expense further contributed to the net loss for the year ended December 31, 1998.

    The net loss applicable to common shareholders for the year ended December 31, 1998 was $81.5 million compared to net income for the year ended December 31, 1997 of $63.1 million.

    Basic and diluted income (loss) per Class A common shares decreased from income per share of $0.05 in 1997 to a loss of ($0.07) per share in 1998 reflecting the loss applicable to FLAG Limited's common shareholders in 1998. Basic and diluted income (loss) per Class B common share decreased from income per share of $0.14 in 1998 to a loss of ($0.13) per share in 1998 reflecting the loss applicable to FLAG Limited's common shareholders in 1998 and an increase in the weighted average Class B common shares outstanding during the period from 396,890,512 to 565,858,741.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1996

REVENUES

    We recognized no revenues prior to October 8, 1997, the date of provisional system acceptance for the FLAG Europe-Asia cable system. As of December 31, 1997, we had recognized $336.0 million of revenues and had entered into capacity sales agreements with 66 international telecommunications carriers. Under the construction and maintenance agreement, customers are responsible for, among other things, standby maintenance fees. Through December 31, 1997, we recognized standby maintenance revenues of $4.0 million.

    In addition, we entered into capacity credit agreements pursuant to which customers commit to acquire capacity at a future date. As of December 31, 1997, we had recorded deferred revenues of approximately $96.8 million related to signed capacity credit agreements, of which we received in cash or recorded as a current receivable approximately $59.1 million and we recorded as long-term accounts receivable approximately $37.7 million.

    In exchange for construction costs incurred, we granted approximately
$88.0 million in credits for future capacity acquisition, $77.7 million of which remained unutilized and was recorded as deferred revenues as of December 31, 1997.

    We will recognize capacity credits as revenue in the period the credits are utilized (when the purchasers notify us regarding the circuits they are activating and become responsible for standby maintenance fees as owners of the capacity). Deferred revenues also include approximately $14.0 million of amounts invoiced for standby maintenance which are applicable to future periods.

OPERATING EXPENSES

    For the year ended December 31, 1997, we recorded $196.2 million of cost of sales on capacity sale revenues of $336.0 million, resulting in a gross profit margin on capacity sales of 41.6%. We did not recognize sales or costs of sales in 1996. The $196.2 million of cost of sales recorded in 1997 includes
$28.9 million related to price protection credits discussed below and $167.3 million related to costs of capacity sold in 1997.

    Because capacity sales recognized as revenues in 1997 were generally sold at a higher price per unit than the price per unit we expect to realize in the future, we have recognized a higher cost of sales per unit in 1997 than we expect to recognize in the future based on management's current best estimate and third party market forecasts of capacity sales.

    In connection with some sales, we have entered into price protection arrangements entitling the relevant customers to capacity credits if we lower our list prices prior to December 31, 1999. In the period we lower our list prices, we record a provision for cost of sales based on the number of additional units of capacity granted. Based on declines in our listed prices through December 31, 1997, we recorded a provision for cost of sales of approximately $28.9 million, which was included in the total cost of sales recorded in 1997.

    During the period from provisional system acceptance of the FLAG Europe-Asia cable system until December 31, 1997, we also recognized $4.6 million in operations and maintenance costs relating primarily to the provision of standby maintenance costs under maintenance zone agreements. Of this amount, approximately $4.0 million was recoverable from customers.

    Sales and marketing expenses increased from $0.3 million for the year ended December 31, 1996 to $6.6 million for the year ended December 31, 1997. Sales and marketing expenses in 1997 consisted primarily of $3.1 million of commissions on sales paid or payable to Bell Atlantic Network Systems and $3.5 million of commission payable to an unrelated party. In 1995 and 1996, we expensed a total of $10.6 million of commissions ($10.3 million of that in 1995) representing commissions incurred for purchase commitments obtained prior to July 3, 1995 which were not contingent upon reaching provisional system acceptance. The purchase commitments obtained prior to July 3, 1995 are included in the capacity sales recognized as revenues in 1997. Accordingly, we incurred a total of $17.2 million of commissions through December 31, 1997, representing approximately 5% of revenues of $336.0 million recognized through December 31, 1997.

    General and administrative expenses increased from $12.3 million in 1996 to $30.3 million in 1997. Most of the increase was due to a $9.1 million provision for doubtful accounts, a $4.0 million increase in salaries, wages and benefits reflecting our staffing up for operations and a $2.1 million increase in recruiting and other professional services costs.

INTEREST EXPENSE AND INTEREST INCOME

    Until provisional system acceptance of the FLAG Europe-Asia cable system, we capitalized interest costs as a component of construction in progress. Of total interest incurred of $62.7 million in 1997, we incurred $42.5 million prior to provisional system acceptance and capitalized this amount as a component of construction in progress. The remaining $20.2 million of interest incurred in 1997 was reflected as interest expense in the statement of operations and was incurred after provisional system acceptance.

    We earned interest income of $6.6 million during the year ended
December 31, 1997 compared to $2.4 million for the year ended December 31, 1996. Interest income was derived primarily from the short-term investment of our cash held by the collateral trustee. Since all available funds not held by the collateral trustee were not needed to fund construction costs and operating expenses, we maintained minimal cash balances. Funds held by the collateral trustee increased from $48.2 million as of December 31, 1996 to $425.9 million as of December 31, 1997 primarily resulting from a lender requirement to deposit capacity sale proceeds received in the fourth quarter of 1997 into the collateral trust account.

PROVISION FOR TAXES

    The provision for taxes of $9.0 million recorded in the 1997 statement of operations consists of taxes incurred on income derived from capacity sales and standby maintenance revenues from customers in certain jurisdictions along the FLAG Europe-Asia cable system route where we are deemed to have a taxable presence or are otherwise subject to tax.

NET INCOME (LOSS) AND NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS

    Net income increased to $79.4 million for the year ended December 31, 1997 compared to a loss of $10.4 million for the year ended December 31, 1996, an increase of $89.8 million. This increase was attributable to an increase in operating income of $114.8 million due to the sale of capacity as discussed above and the increase in interest income of $4.2 million, offset by $20.2 million in interest expense and the $9.0 million provision for taxes discussed above.

    The preferred stock issued by FLAG Limited accrued pay-in-kind dividends at the rate of 13% for the first three years. All dividends recorded during the relevant period were pay-in-kind dividends. Net income (loss) applicable to common shareholders increased from a loss of $24.8 million for the year ended December 31, 1996 to income of $63.1 million for the year ended December 31, 1997, reflecting the $89.8 million increase in net income, offset by an increase in pay-in-kind dividends of $1.9 million.

    Basic and diluted income (loss) per Class A common share increased from a loss per share of ($0.02) in 1996 to income per share of $0.05 in 1997, reflecting the increase in net income applicable to FLAG Limited's common shareholders. Basic and diluted income (loss) per Class B common share increased from a loss per share of ($0.13) in 1996 to income per share of $0.14 in 1997, reflecting the increase in net income applicable to FLAG Limited's common shareholders and an increase in the weighted average Class B common shares outstanding during the period from 164,445,547 shares to 396,890,512 shares.

LIQUIDITY AND CAPITAL RESOURCES

    We have financed our operations to date through a combination of equity contributions, shareholder advances, bank debt and the proceeds of a debt offering. On January 30, 1998, FLAG Limited completed a refinancing which resulted in the repayment of all outstanding borrowings under its then existing credit facility and the redemption of its Series A preferred shares. The refinancing consisted of $370.0 million of bank credit facilities and $430.0 million of 8 1/4% Senior Notes maturing January 30, 2008.

    Upon consummation of the refinancing on January 30, 1998, we wrote off the remaining amount of unamortized capitalized financing costs related to the prior credit facility of $59.8 million as a component of the loss on refinancing in the statement of operations. Also in connection with the refinancing, we recorded a reduction to additional paid-in capital of $8.5 million representing the excess of the $139.5 million paid to redeem the preferred stock over the $131.0 million carrying value of the preferred stock on the date of redemption.

    The FLAG Limited bank credit facilities include a seven year $320.0 million term loan facility and a $50.0 million revolving credit facility. On
January 30, 1998, FLAG Limited borrowed $320.0 million under the term loan facility. During the year ended December 31, 1998, we repaid $48.5 million of the term loan facility. During the nine months ended September 30, 1999, we repaid a further $48.5 million, resulting in a balance remaining of $223.0 million as of September 30, 1999.

    Borrowings under the existing FLAG Limited bank credit facility bear interest at LIBOR plus 190 to 212.5 basis points. At the end of March 1998, we entered into two interest rate swap agreements to manage our exposure to interest rate fluctuations on the bank credit facility. Under the swap agreements, we pay a fixed rate of 5.6% on a notional amount of $60.0 million and a fixed rate of 5.79% on a notional amount of $100.0 million and the counterparty pays the floating rate based on LIBOR. The swap agreements terminate in January and July 2000 respectively, unless extended an additional one year and six months respectively at the option of the counterparty.

    We recognize the net cash amount received or paid on interest rate hedging instruments as an adjustment to interest cost on the related debt.

    On January 14, 2000, we received an indication of willingness from Dresdner Kleinwort Benson and Barclays Capital, as co-arrangers, to modify FLAG Limited's existing credit facility to consist of a $150 million six year term loan facility and a $10 million revolving credit facility. Under the terms of this proposal, these facilities would bear interest at a rate of 225 basis points over LIBOR for the first six months and thereafter at a rate of between 150 and 250 basis points over LIBOR, depending on FLAG Limited's credit rating, and amortization of the remaining balance of the term loan facility would not begin until the second half of 2001.

    FLAG Limited desires to enter into such an amendment in order to (1) waive the requirement that it use the proceeds of this offering to pay more than $25 million of FLAG Limited's long-term indebtedness (under the existing terms of this facility, FLAG Limited would be required to pay up to $175 million of its long-term indebtedness with the proceeds of this offering), (2) modify its existing covenant restrictions, thereby affording it greater operating flexibility and (3) obtain a more favorable amortization schedule.

    In connection with this amendment, FLAG Limited would be required to pay fees and expenses to the co-arrangers totalling approximately $3.5 million. We expect the commitments of the co-arrangers to be subject to satisfaction of various conditions, including successful completion of business, engineering and legal due diligence, receipt of internal credit approvals, conclusion of definitive documentation, successful completion of this offering and no material adverse changes to FLAG Limited or to the finanical markets generally.

    FLAG Atlantic Limited has financed the $1.1 billion in construction costs for the FLAG Atlantic-1 cable system through a $600 million bank financing, $100 million in capital contributions from each of its shareholders and presales in excess of $750 million. The financing consists of a $575 million construction/term loan facility and a $25 million revolving credit facility. These facilities have a term of 7.5 years. FLAG Atlantic Limited does not anticipate that it will need to draw down the full amount available under the bank financing.

    The loans under these facilities bear interest at LIBOR plus 125 basis points for that portion of the loans (not to exceed 50% of the outstanding loans) which are backed by investment grade receivables and LIBOR plus 300 basis points for the balance of the loans. Commitment fees accrue on the undrawn balance of the loans at between 37.5 basis points and 75 basis points.

    The bank facility is secured by an assignment of all of FLAG Atlantic Limited's assets, a pledge of all of the stock in FLAG Atlantic Limited and a commitment by each of its shareholders to contribute $100 million in equity. The loan agreement contains customary provisions for non-recourse project financings regarding restrictions on additional indebtedness, the payment of dividends and other distributions, additional investments and sales of assets.

    We intend to finance future operations through proceeds from this offering, revenues generated from the sale or lease of capacity, revenues generated from our wholesale product offerings and bundled services, revenues from billings of standby maintenance charges and restoration services, investment income on cash and investment balances, borrowings under our existing credit facilities and vendor financing. FLAG Telecom or its subsidiaries may also make additional debt or equity offerings, subject to market conditions.

    We are in the preliminary stages of evaluating and developing a plan for a new cable project under the Pacific Ocean. We would arrange the financing of this project through a new subsidiary. As currently conceived, our equity contribution could be funded in part from the net proceeds of this offering (or in full if the amendments to the FLAG Limited credit facility are effected concurrently with this offering). Funding for this project would also be required from both project financing debt and presales by the subsidiary. Our evaluation and development work are expected to continue through the next six months. We cannot assure you that this project will proceed. The Company is evaluating various other projects and may need additional funds in order to proceed. The impact of this project, or any other projects, on our liquidity and financing needs will depend on the scope of the project and the actual arrangements we make for financing and ownership.

    As of September 30, 1999 and December 31, 1998, we had working capital deficits of $0.8 million and $156.7 million, respectively. The working capital deficit was primarily a result of the current accounts payable to the contractors for the FLAG Europe-Asia cable system which is classified as a current liability but for which the associated funds held in escrow are classified as a non-current asset and are hence excluded from the measure of working capital.

    Total cash provided by operating activities and used in investing activities as of September 30, 1999 was $62.1 million and $102.6 million, respectively. As of September 30, 1999, cash on deposit with the collateral trustee or in escrow had decreased to $144.2 million from $255.4 million at December 31, 1998, primarily as a result of the repayment of a portion of the term loan facility and payments to the contractors.

    Total cash provided by operations and used in investing activities during the nine months ended September 30, 1998 was $63.1 million and $182.4 million, respectively. Cash on deposit with the collateral trustee or in escrow at September 30, 1998 was $240.9 million.

ASSETS

    Our major asset is the telecommunications capacity available for sale on the FLAG Europe-Asia cable system of $870 million and related fixed assets of $205 million. As a result of the application of FASB Interpretation No. 43 noted above, sales on certain parts of the FLAG Europe-Asia cable system will not be able to satisfy the requirements for sales type lease accounting. Accordingly the costs of these parts of the system have been reclassified with effect from July 1, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining economic life. Our other fixed assets consist primarily of office furniture, leasehold improvements, computer equipment and motor vehicles.

INFLATION

    In management's view, inflation in operating, maintenance and general and administrative costs will not have a material effect on our financial position over the long term.

IMPACT OF YEAR 2000

    Some computer systems or software used by many companies may be unable to distinguish 21st century dates from 20th century dates. As a result computer systems and software used by some companies in a wide variety of industries will produce some erroneous results or fail unless they have been modified or upgraded to process date information correctly. Prior to December 31, 1999, we conducted an inventory and issue assessment of the Year 2000 issue for our computer systems, communications equipment and other potentially date-sensitive equipment to identify the systems and equipment, if any, that could be affected by the Year 2000 issue. We obtained certificates of Year 2000 compliance from our major suppliers for the equipment used in our systems. The live FLAG Europe-Asia cable system certification was achieved in the third quarter of 1999.

    As of the date of this prospectus, we have not encountered Year 2000 related problems. We continue to monitor developments in this area. In assessing our exposure to Year 2000 issues, we believe our biggest risks lie with our landing parties, customers and major suppliers. If these landing parties, customers or major suppliers experience Year 2000 related problems, we could experience unanticipated expenses and delays, including delays in our ability to conduct normal business operations and sell our products and services. We believe, however, that in the most likely worst case scenario, the effects of Year 2000 issues on our operations would be brief and small relative to our overall operations. Our costs to date associated with the Year 2000 issue have not exceeded $1 million, which we have paid out of internally generated funds. If our landing parties, customers or major suppliers experience Year 2000 related problems, we will put in place our contingency plan to address operations and financial disruptions to FLAG Telecom which could be caused by their non-compliance. This plan includes the following components:

    - An increase in staffing at the FLAG Telecom network operations centers;

    - Requesting that our landing parties staff the landing stations; and

    - Having a task force ready to support both the FLAG Telecom network operations centers and our landing parties in the landing stations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    CURRENCY RISK. We do not believe that we are exposed to significant risk from movements in foreign currency exchange rates. All revenues from the disposition of capacity and billings of standby maintenance and restoration services are payable in U.S. dollars. All contracts for the provision by third parties of restoration are invoiced to us in U.S. dollars. Some vendor contracts for the provision to the FLAG Europe-Asia cable system of operations and maintenance services and local operating expenses of our subsidiary companies are payable in currencies other than U.S. dollars. Management believes that these exposures are not material to our financial position. Whenever deemed appropriate, we may hedge our exposure to foreign currency movements.

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
    INTEREST RATE RISK. We are exposed to interest rate risk in our financing instruments. Our long-term finance is provided by fixed rate senior notes and floating rate bank debt. We use derivative financial instruments for the purpose of reducing our exposure to fluctuations in interest rates. We do not utilize derivative financial instruments for trading or other speculative purposes. The counterparties to these instruments are major financial institutions with high credit quality. We are exposed to credit loss in the event of nonperformance by these counterparties.

LONG-TERM DEBT AS OF SEPTEMBER 30, 1999

                                                                        PRINCIPAL
                         PRINCIPAL                                        AMOUNT       FAIR VALUE     FLAG OPTION
TYPE OF INSTRUMENT     PAYMENTS DUE    MATURITY DATE   INTEREST RATE   ($, MILLION)   ($, MILLION)     TO REDEEM
------------------     -------------   -------------   -------------   ------------   ------------   --------------
Senior Notes.........  Semi-           January         Fixed 8 1/4%       430.0            375.2     Any time after
                       annually        2008                                                          January 2003
FLAG Limited Credit
  Facility...........  Quarterly       January         Floating           223.0            223.0     At any time
                                       2005            three-month
                                                       LIBOR + 190
                                                       to 212.5
                                                       basis points

INTEREST RATE SWAPS AS OF SEPTEMBER 30, 1999

                                                                                     NOTIONAL                     COUNTER-PARTY'S
                                                                         RATE         AMOUNT       FAIR VALUE        OPTION TO
TYPE OF INSTRUMENT     PAYMENTS DUE    MATURITY DATE   RATE PAYABLE   RECEIVABLE   ($, MILLION)   ($, MILLION)     EXTEND UNTIL
------------------     -------------   -------------   ------------   ----------   ------------   -------------   ---------------
Pay fixed, receive
  floating...........  Quarterly       January 2000         5.6%      three-            60.0             0.1      January 2001
                                                                       month
                                                                       LIBOR
Pay fixed, receive
  floating...........  Quarterly       July 2000           5.79%      three-           100.0             0.0      January 2001
                                                                       month
                                                                       LIBOR

    The three-month LIBOR rate at September 30, 1999 was 6.08%.

RECENT ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board has recently issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." This interpretation clarifies that sales of real estate with property improvements or integral equipment that cannot be removed and used separately from the real estate without incurring significant costs should be accounted for under FASB Statement No. 66, "Accounting for Sales of Real Estate" ("FAS 66"). The provisions of this Interpretation are effective for all sales of real estate with property improvements or integral equipment entered into after June 30, 1999. The application of this statement resulted in a deferral of revenue for certain capacity sales contracts that do not satisfy the requirements of FAS 66. To the extent that we enter into contracts in the future that will satisfy the requirements for sales type lease accounting, we will continue to recognize revenues without deferral.


    The interpretation and application of FASB Interpretation No. 43 and also the accounting for sales of capacity are evolving within the telecom industry. A number of questions and issues are being taken to the accounting standard setting boards and different accounting treatments may ultimately be approved, which may change the timing and methods of the recognition of revenues and the related costs. We expect further clarification over the next few months but any changes to the accounting treatment will have no impact on our cash flows.

                                    BUSINESS

GENERAL

    We are a global carriers' carrier that develops and offers a broad range of innovative telecommunications products and services to licensed international carriers, Internet service providers and other telecommunications companies. Our network, the FLAG Telecom network, is currently comprised of (1) the FLAG Europe-Asia cable system, which is the world's longest independent, privately-owned digital fiberoptic undersea cable system, (2) the FLAG Atlantic-1 cable system, which we are currently constructing and, when completed, will connect London and Paris to New York and (3) terrestrial connections between our landing stations in the United Kingdom and Spain to the city centers of London and Madrid and intra-European connections from London to Paris, Brussels, Frankfurt, Amsterdam, Berlin, Zurich, Milan and several other major European metropolitan areas, which we have acquired the right to obtain through contractual arrangements with other facilities-based bandwidth capacity providers. We have an established customer base of approximately 90 customers, many of which are the world's leading telecommunications and Internet companies. Our customers include 17 of the top 20 international carriers based on traffic volume which, together, accounted for approximately 48% of our sales to date. We believe we have succeeded in attracting this customer base primarily as the result of the diversity, flexibility and high quality of our product and service offerings.


    The FLAG Europe-Asia cable system links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China along a route which adjoins countries with approximately 75% of the world's population. The FLAG Europe-Asia cable system consists of approximately 28,000 kilometers of technologically advanced undersea digital fiberoptic cable which comes ashore at 16 operational landings in 13 countries. It has an aggregate capacity of 10 gigabits per second transmitting on two fiber pairs. The system incorporates synchronous digital hierarchy, which is the current international standard for digital transmission and management. Expansion of the transmission capacity of the segments of the FLAG Europe-Asia cable system may be accomplished by employing additional light sources using the wavelength division multiplexing technique of operating at more than one wavelength. The transmission capacity of the segments of the FLAG Europe-Asia cable system is upgradeable to between 20 and 40 gigabits per second depending on the location of the segment. The FLAG Europe-Asia cable system cost approximately
$1.6 billion to complete. We placed the FLAG Europe-Asia cable system in commercial service on November 22, 1997 with an initial group of 62 customers.


    FLAG Atlantic Limited has contracted with Alcatel Submarine Networks for the construction of the subsea portion of a new 12,000 kilometer trans-Atlantic digital fiberoptic cable system called FLAG Atlantic-1. The FLAG Atlantic-1 cable system will use a six fiber pair configuration with 10 gigabit per second technology and up to a maximum of 40 wavelengths of light per fiber. The FLAG Atlantic-1 cable system is designed to have an initial fully redundant capacity of at least 160 gigabits per second, with potential for future upgrade to 2.4 terabits of fully redundant capacity, more than 15 times the maximum capacity of the most advanced cable in service on the Atlantic route today. By "redundant capacity" we mean that there will be two cables, each with the indicated capacity configured as a self-healing ring. We have designed FLAG Atlantic-1 so that if one of the cables fails, we can re-route traffic to the other cable in order to avoid any service failure. One cable will span from Porthcurno in the United Kingdom to the north shore of Long Island, New York, and the other cable will be routed from northern France to the south shore of Long Island. The system's European landing points will be connected to city centers in London and Paris. The European city centers will be connected to one another via a fiber ring including two English Channel crossings. The landing points in Long Island will connect to two telecommunication centers in New York City, which will also connect to each other via a fiber ring. The system's design is intended to permit seamless interconnection with the FLAG Europe-Asia cable system (via the landing station in Porthcurno) and with a range of existing European city-to-city networks in London and Paris. The FLAG Atlantic-1 cable system will use company owned landing stations and city-center connection points. Alcatel Submarine Networks has contracted to deliver the first loop of the subsea portion of FLAG Atlantic-1 in operational service by March 31, 2001 and to complete the full loop system by June 30, 2001. We expect FLAG Atlantic-1's initial capacity of at least 160 gigabits to cost approximately $1.1 billion to complete. We are constructing FLAG Atlantic-1 under a 50/50 joint venture between FLAG Atlantic Holdings Limited, our subsidiary, and GTS TransAtlantic Holdings Limited, a subsidiary of Global Telesystems Group, Inc.

    We intend to extend the reach of the FLAG Telecom network. Where economically feasible, we expect to extend our network to additional countries by developing new cable systems, building extensions from our existing cable systems or by building additional terrestrial capacity. Where rapid access to a market is required or where it is not economically feasible to expand our network on our own, we may enter into arrangements with third parties to develop network extensions or to acquire rights to use their existing networks. We may also consider acquiring companies with networks that complement our own. We are in the preliminary stages of evaluating and developing a plan for a new trans-Pacific cable project that would link the telecommunications markets of the United States and Japan. Our evaluation and development work are expected to continue through the next six months. We cannot assure you, however, that we will determine to pursue the construction of a trans-Pacific cable system.

    We maintain the FLAG Telecom network through our network operations centers in Fujairah, U.A.E. and a location near Heathrow, United Kingdom. These operations centers provide for system-wide surveillance, maintenance and circuit activation 24 hours a day, 365 days per year.

    We are developing an extensive range of innovative products and services which will use a state-of-the-art Internet Protocol-based network infrastructure and are designed to meet the needs of a wide range of licensed international carriers, Internet service providers and other telecommunications companies. Our product and service offerings consist of four principal groups:

    - Traditional Carrier Services. Our traditional carrier service offerings include "lifetime of system" right-of-use products, with which operators have traditionally built their networks, and services designed to assist carriers in managing their network capacity needs in a flexible way, such as through our global portability program which permits carriers to move purchased bandwidth around the FLAG Europe-Asia cable system on an as needed basis.

    - FLAG Atlantic-1 Services. Our FLAG Atlantic-1 services include packages structured to provide staged delivery of capacity over a period of several years; optical wavelength services, which are designed to support the next generation of IP networks by eliminating the need to route traffic through slower intermediate protocol layers and switches; and fiber pair services, which are designed to meet the needs of major global carriers that require substantial amounts of bandwidth at low unit costs. Because the FLAG Atlantic-1 cable system is still under construction, we are selling the FLAG Atlantic-1 services on a future delivery basis.

    - Wholesale Services. Our wholesale service offerings will include managed bandwidth services through which customers can lease international connectivity for one, three or five year terms on a city-to-city or customer site-to-customer site basis; IP point-to-point services designed for private use by customers running such applications as voice-over-IP services; and IP transit services which provide a connection to the Internet. We recently introduced our first wholesale service, a managed bandwidth service on the London-to-Madrid route. We expect to extend these service offerings to other service routes during the next 12 to 18 months.

    - Bundled Services. Our bundled services are designed to maximize the combined benefits of the FLAG Europe-Asia cable system and the FLAG Atlantic-1 cable system by offering services that combine the two systems and allow us to package our own network capacity with that of other providers to extend our network reach. One of our initial bundled products is "Middle East Direct" which will provide direct connectivity from Middle Eastern markets to the United States. We have also introduced European leased capacity services which extend our connectivity into key European cities. We are actively evaluating opportunities to add additional services to our wholesale and bundled service offerings.

OUR MARKET OPPORTUNITY

    We developed and are enhancing the FLAG Telecom network and our product and service offerings to participate in the following important growth and strategic shifts in the international telecommunications markets:

    ADVANCES IN TELECOMMUNICATIONS AND NETWORKING TECHNOLOGY. Recent advances in telecommunications and networking technology have dramatically lowered the unit cost of carrying voice, data and video signal traffic. Through dense wavelength division multiplexing (DWDM), a technology that transmits multiple light signals through a single optical fiber, the bandwidth of submarine fiberoptic cables can be increased by up to 40 times that of non-DWDM systems. Several advances in switching, the process of interconnecting circuits to form a transmission path between users, and electronics have further increased the bandwidth, or transmission capacity, of telecommunications networks. Historically, carriers built telecommunications networks optimized for voice traffic. These are based on circuit switching, which establishes and keeps open a dedicated path until a call is terminated. While circuit switching has worked well for decades, it does not efficiently use transmission capacity, because once a circuit is dedicated, it is unavailable to transmit any other information, even when the particular users of that circuit are not speaking or otherwise transmitting information. Packet switching networks optimized for data traffic are replacing circuit based networks. Packet switching divides signals into small "packets" which are then independently transmitted to their destination via the quickest path. Upon their arrival, the packets are reassembled. Packet switching provides more efficient use of the capacity in a network because the network does not establish inefficient dedicated circuits, which waste unused capacity. Packet switching networks can achieve lower unit costs than circuit networks. New packet networking technologies include IP, Asynchronous Transfer Mode (ATM) and frame relay. ATM's quality of service features support high-quality voice and video signals over packet networks. Similar quality of service features are being developed for IP.

    CONVERGENCE OF VOICE AND DATA SERVICES. Telecommunications network designs have traditionally created separate networks using separate equipment for voice, data and video signals. The evolution from circuit switched networks to packet-switched networks erases the traditional distinctions between voice, data and video transmission services. High-bandwidth packet-switched networks can transmit mixed digital voice, data and video signals over the same network with a high level of frequency. This capability lowers the cost to operators of building and operating networks providing a strong economic incentive for the implementation of unified networks. Since the Internet is the major driver of growth, we believe it is likely that IP will emerge as the network platform of choice.

    RAPID GROWTH OF TELECOMMUNICATIONS TRAFFIC. According to an August 1999 research report published by Ovum Ltd., total world telecommunications traffic demand is expected to grow more than 50-fold between 1999 and 2005, with Internet and data traffic accounting for 98% of total traffic by 2005. Several key factors are expected to drive growth in worldwide telecommunications traffic, including (1) the worldwide growth in the use of bandwidth-intensive applications, such as video conferencing, video-on-demand and corporate intranets which has resulted, in part, due to the convergence of voice and data services, and (2) increased globalization of commerce, particularly electronic commerce.

    IMPACT OF GLOBAL DEREGULATION. The continued deregulation of the global telecommunications industry has resulted in a significant increase in the number of competitors, including traditional carriers, wireless operators, Internet service providers and new local exchange service providers. This change in the global competitive landscape is generating significant demand for broadband telecommunications capacity as carriers seek to secure sufficient capacity for their expansion plans. As of July 1998, Telegeography estimated that there were over 1,000 licensed international telecommunications operators worldwide, representing a 184% increase since July 1995. In addition, further telecom privatization is expected over the next few years, which in turn is expected to generate increased global competition. Global deregulation has also resulted in increased demand for city-to-city services, as new entrants to the telecommunication industry seek to take advantage of the economic benefits of controlling facilities on an end-to-end basis.

    INCREASING CHALLENGES FOR CONSORTIA SYSTEMS AND ACCEPTANCE OF PRIVATELY SPONSORED CABLE SYSTEMS. Historically, the planning and ownership of undersea cable systems has been conducted through large consortia typically led by the monopoly telecommunications providers. We believe that the consortium approach to constructing, owning and operating undersea cable systems is becoming far less effective as:

    - carriers increasingly view significant long term capital investments in capacity to be a suboptimal utilization of resources;

    - deregulation of international telecommunications markets leads to direct competition among consortia members for customers;

    - competition from new entrants makes carriers' market share and capacity requirements increasingly difficult to predict;

    - the rapid pace of technological change creates difficulties in the ability of carriers to accurately forecast the growth of telecommunications traffic; and

    - the complex management structure of consortia systems renders these systems increasingly less effective in responding to rapid market changes.

    We believe that telecommunications service providers have become increasingly receptive to the advantages of independent, privately-owned cable systems. In connection with the marketing of capacity on the FLAG Telecom network, carriers have responded positively to our ability to offer:

    - capacity as and when needed without the incurrence of significant initial capital investments;

    - a wide range of capacity purchasing options appealing to both established carriers and new market entrants; and

    - state-of-the-art system quality combined with cost-effective high quality operations, administration and maintenance support.

OUR BUSINESS STRATEGY

    Our goal is to establish FLAG Telecom as the leading global carriers' carrier by offering a wide range of cost-effective, capacity use options and wholesale products and services across our own global network. The principal elements of our business strategy to achieve these objectives include:

    PURSUING A FLEXIBLE APPROACH TO DEVELOPING OUR NETWORK. We have adopted a flexible approach to the development and expansion of the FLAG Telecom network. We developed the FLAG Europe-Asia cable system independently, and have joined with GTS TransAtlantic to construct the FLAG Atlantic-1 cable system. We have also established alliances with other facilities-based bandwidth capacity providers that provide us with intra-European connectivity to many of the largest cities in Europe. We expect that the strong regional ties of our marketing and sales team will greatly enhance our ability to identify appropriate opportunities for, and to enter into, other such strategic alliances. We believe that this flexible approach allows us to benefit from the strengths of our partners, while also reducing the capital expenditures required to develop the leading global carriers' carrier network. It also increases the speed with which we can add new destinations to our network. In the future, we intend to remain flexible as we seek additional opportunities to expand our network. We will consider further opportunities for the development of infrastructure ourselves, for the lease or acquisition of existing infrastructure from third parties and for the provision of additional services. We may also consider the acquisition of other companies with networks complementary to our own. We believe that our approach will enable us to expand our network more rapidly than if we were to adopt a build-only strategy, and to focus on increasing the types and quality of services we offer.

     - BUILDING-OUT OUR OWN INFRASTRUCTURE WHEN ECONOMICALLY ATTRACTIVE. As part of our network expansion strategy, we intend to leverage our experience in constructing the FLAG Europe-Asia cable system on time and within budget to build out our network infrastructure to reach as many of the world's major business destinations as possible when economically advantageous opportunities exist to do so. We believe owning network infrastructure offers significant competitive advantages in the global carriers' carrier market because it (1) secures end-to-end control of both capacity and cost structure and (2) provides access to low unit costs. Through our FLAG Europe-Asia cable system, which is the largest independent privately-owned digital fiberoptic undersea cable system in the world with approximately 28,000 kilometers of operational fiber, we have 16 operational landings in 13 countries. Upon completion of our 12,000 kilometer FLAG Atlantic-1 cable system, we will be able to offer highly reliable, low unit cost city-to-city links between London and Paris and New York. In 1999, we added two new landing stations, in Saudi Arabia and Jordan, to our FLAG Telecom network. We also intend to add additional countries to the FLAG Telecom network over time.

     - OFFERING CITY-TO-CITY CONNECTIVITY. We will pursue multiple approaches to obtaining city-to-city connectivity to increase the attractiveness of the FLAG Telecom network and to meet increasing customer demand for connectivity into the cities our customers and prospective customers serve. We expect to acquire and package terrestrial capacity we obtain from third parties. We intend to acquire dark fiber capacity on cables laid by third parties. We also intend to build our own terrestrial networks in key markets as they deregulate and when cost-effective opportunities exist. We have designed the FLAG Atlantic-1 cable system with a city-to-city architecture using terrestrial capacity which FLAG Atlantic Limited will own and operate. In connection with our introduction of managed bandwidth services on our London-to-Madrid route, we have entered into arrangements to lease terrestrial capacity in the United Kingdom and Spain. We also have entered into collaborative arrangements with facilities-based managed bandwidth capacity providers pursuant to which we have acquired access to intra-European capacity and connectivity. Through this combined approach, we expect to be able to provide our customers with international city-to-city connectivity through the FLAG Telecom network at prices significantly lower than if such customers had attempted to gain connectivity by separately purchasing required terrestrial capacity.

    PROVIDING A DIVERSE SET OF WHOLESALE AND BUNDLED PRODUCTS AND SERVICES TO MEET THE NEEDS OF OUR CUSTOMERS. We intend to capitalize on the expanding customer base for telecommunications services resulting from deregulation and technological advances. We have developed and intend to introduce a diverse set of traditional carrier, wholesale and bundled products and services designed to meet the varying needs of a wide range of established and emerging telecommunications carriers and Internet service providers. Our traditional carrier service offerings include "lifetime of system" right-of-use products, with which operators have traditionally built their networks, and services designed to assist carriers in managing their network capacity needs in a flexible way, such as through our global portability program which permits carriers to move purchased bandwidth around the FLAG Europe-Asia cable system on an as needed basis. We are offering purchasers of capacity on the FLAG Atlantic-1 cable system a range of staged capacity delivery options and optical wavelength services. In the area of wholesale services, we initially will offer our customers managed bandwidth services which will permit them to lease international connectivity for one, three or five year terms on a fully redundant, point-to-point basis. This connectivity can be offered either city-to-city, between our existing points of presence, or from customer site-to-customer site. We currently offer these services on our London-to-Madrid route and expect to extend these service offerings to other service routes during the next 12 to 18 months. We will also offer point-to-point IP services using high-speed routers and IP transit services to provide a connection to the Internet. As part of our bundled service offerings, we expect to bundle capacity between the FLAG Europe-Asia cable system and the FLAG Atlantic-1 cable system to provide, for example, connections between the Middle East and the United States. We also intend to continue to evaluate opportunities to develop additional value added services within our wholesale product and service offerings.

    FOCUSING ON THE NEEDS OF THE INTERNET COMMUNITY. We intend to capitalize on the significant growth in the use of the Internet in recent years by focusing on the specialized needs of Internet service providers, the fastest growing segment of the telecommunications industry. Internet service providers, which are subject to demands by their customers to move data from one part of the world to another extremely quickly, often do not have the resources necessary to manage the purchase of pure "raw" bandwidth. As a result, they typically seek telecommunications service providers which are capable of providing end-to-end services and guaranteed performance levels. We are developing a broad range of managed, city-to-city services, including a range of IP services, designed to meet the needs of these customers. We intend to deliver these services over our own IP-based network infrastructure.

    EMPLOYING A FLEXIBLE AND COMPREHENSIVE FINANCING PLAN. We intend to continue to follow the flexible and successful approach to financing our infrastructure extension and product development that we have employed in connection with the FLAG Europe-Asia cable system and the FLAG Atlantic-1 cable system. We financed the construction of the FLAG Europe-Asia cable system on a project finance basis through borrowings and equity contributions. We also are financing the construction of the FLAG Atlantic-1 cable system on a project finance basis, in collaboration with our joint venture partner, through borrowings under FLAG Atlantic Limited's existing credit facility, equity contributions to be made by us and our joint venture partner and advance capacity sales, in excess of $750 million of which have already been committed. We expect that a significant portion of our wholesale product development initiatives will be vendor financed. We anticipate that other extensions of our infrastructure will be financed on a project finance basis and we may partner with regional service providers in connection with some of these projects.

OUR PRODUCTS AND SERVICES

    We offer a variety of traditional telecommunications capacity products and services to our existing customers and have taken steps to expand the range of products and services which we intend to make available in the future. Originally, our products and services were primarily tailored to the needs of the traditional carriers which continue to form the bulk of our existing customer base. We have also begun to offer managed and other value-added services and intend to expand the range of these services. By doing so, we have attracted, and intend to continue to attract, an expanded range of customers, including resellers, Internet service providers and systems integrators. Our four main product groups are described below.

    TRADITIONAL CARRIER SERVICES. Through the FLAG Europe-Asia cable system, we offer competitively priced, point-to-point connectivity, often purchased on a lifetime right-of-use basis. Presently, our customers can purchase the right to connect between any of our sixteen landing points in China, India, Korea, Hong Kong, Thailand, Malaysia, Japan, Egypt, Saudi Arabia, Jordan, the United Arab Emirates, Italy, Spain and the United Kingdom. Once FLAG Atlantic-1 begins commercial operations, our customers will also be able to connect to the points of presence which FLAG Atlantic-1 is scheduled to maintain in New York, London and Paris. We have already begun selling capacity on the FLAG Atlantic-1 cable system, with service expected to commence in the first quarter of 2001. If a customer requires connectivity between any of our landing points (or points of presence) and a market not currently on the FLAG Europe-Asia cable system, we can often arrange connectivity by bundling our network capacity with other systems. We recently entered into an agreement with a facilities-based bandwidth capacity provider that allows our customers to connect to city-center locations in London, Paris, Brussels, Frankfurt, Amsterdam, Berlin, Zurich, Milan and several other major European metropolitan areas.

    We believe our customers are finding it increasingly difficult to predict their future needs for bandwidth capacity. We have responded by offering our customers products that help them manage their network capacity in a flexible way. For example, our global portability program allows customers to purchase bandwidth capacity on one segment of the FLAG Europe-Asia cable system and then to move the purchased capacity to another segment of the FLAG Europe-Asia cable system on an as needed basis.

    Capacity leases are another means by which we offer our customers flexibility. While most of our customers have tended to purchase capacity for the entire life of the relevant system, many of our customers and potential customers have expressed an interest in shorter-term arrangements to help them manage demand uncertainty. To meet these needs, we offer capacity leases with terms ranging from a few months to as long as five years. These customers can convert a capacity lease into a lifetime right-of-use at any time during the term of the lease on payment of a conversion charge.

    Our "drop & insert" product also offers flexibility to the customers of the FLAG Europe-Asia cable system. This product allows our customers to take a single STM-1 circuit and drop traffic off at multiple locations along the FLAG Europe-Asia cable system route. (One STM-1 unit carries 155,500 kilobits per second of capacity.) By offering a United Kingdom-Japan circuit with drop-off points in the Middle East and Asia, we can offer a product that cannot be replicated by routing traffic between the United Kingdom and Japan through the United States (the most cost-effective way to route traffic between the United Kingdom and Japan). We believe this flexibility strengthens our market position in the Europe-Asia long haul market.

    FLAG ATLANTIC-1 SERVICES. With an upgradeable capacity of up to 2.4 terabits on a fully redundant basis, the FLAG Atlantic-1 cable system is designed to have the highest maximum capacity of any transoceanic system ever constructed. The range of products offered on the FLAG Atlantic-1 cable system is intended to take advantage of this high capacity. We offer packages of circuits with delivery staged over time; this allows our customers' capacity to grow in time with anticipated demand growth. We also offer optical wavelength services which are designed to support the trend in Internet architecture towards connecting traffic transmitted on one fiberoptic system to another fiberoptic system through high speed routers directly over fiber (which is sometimes referred to as IP over DWDM). This eliminates the need to route the traffic through slower intermediate protocol layers and switches. This product is designed to appeal to top tier Internet service providers, as well as established carriers. We believe that the FLAG Atlantic-1 cable system will be the first submarine cable network in the world to offer optical wavelength services. We are also marketing, and have sold, fiber pair services to major global carriers that seek substantial amounts of bandwidth capacity at low unit costs. By acquiring all of the capacity on a fiber pair, a customer can obtain up to 800 gigabits per second (structured as 2 X 400 gigabits per second) of capacity.

    WHOLESALE SERVICES. We have designed our wholesale services with a focus on the needs of resellers, Internet service providers, systems integrators and emerging carriers. Our goal is to develop IP capabilities that allow connectivity on a city-to-city basis. Presently, we are providing managed bandwidth services between London and Madrid. We intend to provide these services, as well as IP services between additional major cities (including Tokyo and New York), over the next 12 to 18 months. Our managed bandwidth services offer our customers fully protected, point-to-point connectivity between our own city-center points of presence or from customer site-to-customer site. We offer service level guarantees as a part of this product. Our IP point-to-point services are similar to the managed bandwidth services, except that we will provide the interface through our own high-speed routers. This product is designed for use by customers that use voice-over-IP services, which require service quality that is higher than that which typically is possible over the Internet. Our IP transit services provide high speed connections to the Internet. We are also evaluating opportunities to launch additional wholesale services in the next 12 to 24 months. Among the possible services we are considering is a voice-over-IP service.

    BUNDLED SERVICES. Our bundled services are designed to maximize the combined benefits of the FLAG Europe-Asia cable system and the FLAG Atlantic-1 cable system by offering services that combine the two systems and allow us to package our own network capacity with that of other providers to extend our network reach. One of our initial bundled products is "Middle East Direct" which will provide direct connectivity from Middle Eastern markets to the United States. We have also introduced European leased capacity which extends our connectivity into key European cities.

    We offer transmission capacity on the various portions of the FLAG Telecom network in the units listed below:

                                                                      AVAILABILITY
                       TRANSMISSION   -----------------------------------------------------------------------------
PRODUCT                   SPEED       EUROPE-ASIA CABLE   EUROPEAN TERRESTRIAL CONNECTIONS   FLAG ATLANTIC-1 CABLE*
-------                ------------   -----------------   --------------------------------   ----------------------
E1                     2 Mbps                 X                           X
DS3                    45 Mbps                X                           X
STM-1                  155 Mbps               X                           X                            X
STM-4                  620 Mbps               X                           X                            X
STM-16                 2.5 Gbps                                                                        X
STM-64                 10 Gbps                                                                         X
Optical wavelength     10 Gbps                                                                         X
Fiber Pair             10-400 Gbps                                                                     X

(*) Currently available for future delivery only.

OUR COMPETITIVE ADVANTAGES.

    We believe we have several competitive advantages that will facilitate the achievement of our business goals. These competitive advantages include:

    WE HAVE AN EXTENSIVE EXISTING NETWORK AND CUSTOMER BASE. We currently operate the largest independent, privately-owned fiberoptic submarine cable network in the world. We have an established customer base of approximately 90 customers, many of whom are among the world's leading telecommunications and Internet companies, including 17 of the top 20 international carriers based on traffic volume. We have established a global organization with coverage in most of the world's largest telecommunications markets. We have regional sales and customer support offices in the Americas (New York), Europe (London), the Middle East (United Arab Emirates) and Asia/Pacific (Hong Kong) and local sales and customer support offices in Spain, India, China and Japan. We also have network operations centers in the United Arab Emirates and the United Kingdom through which we monitor the operations of, and can provide maintenance and repairs to, the FLAG Telecom network, 365 days per year, 24 hours per day. We believe this existing network organizational infrastructure and customer base will significantly facilitate our sales of additional capacity and our introduction of additional product and service offerings.

    WE FOLLOW A FLEXIBLE MARKET-BASED STRATEGY. We have implemented a market-based pricing strategy for our products and services. In order to maintain market-based pricing, we analyze, among other things, currently available alternatives for carriers along segments on our cable and terrestrial systems. We provide carriers with predictability in standby maintenance and repair charges by offering fixed prices for standby maintenance over the life of purchased capacity, subject to certain inflation adjustments. This feature differs from club cable maintenance charges which vary based on the capacity share of the actual maintenance expenses incurred in a particular period. We have also developed flexible payment terms and short-term commitment arrangements, such as leases and lease to buy contracts, which are attractive to emerging carriers facing uncertainty with respect to growth patterns of their traffic and potential regulatory obstacles. We have developed a global portability program option that allows carriers to change segments within a cable system as often as they wish. We have also developed a "drop & insert" feature for our STM-1 product that allows customer to drop-off traffic for long haul circuits at various intermediate points on our network. We believe our flexible market-based approach enables us to be highly responsive to the individual requirements of our customers.

    OUR NETWORK IS SECURE AND RELIABLE. We have made a substantial investment in protecting our fiberoptic systems with advanced submarine cable burial and armoring techniques, as well as redundancy at our terrestrial crossings. We have installed hardware and software and contracted for alternative routes to restore service to our customers in the event of a break or failure in the FLAG Europe-Asia cable system and have built similar features into the design of our FLAG Atlantic-1 cable system. Our restoration plan is a combination of an in-system restoration plan, where parallel routing is available within the FLAG Europe-Asia cable system and the FLAG Atlantic-1 cable system, and an out-of-system restoration plan created in part by reciprocal arrangements with other providers. We continuously monitor and maintain control of our systems on a 24-hour basis through the FLAG Telecom network operations centers and our restoration plans permit prompt alternate routing in the event of a break or fault.

    WE PROVIDE SUPERIOR CUSTOMER SERVICE. We have developed a customer care approach focused on providing quality, reliability and consistency of customer support. Through the FLAG Telecom network operations centers, we are able to provide circuit activation and transmission capacity within hours of a customer's determination to use our products and services. We have regionally based sales personnel who are available to provide ongoing support to our present and prospective customers on operational and product issues. We utilize marketing studies to track the rapid changes in the telecommunications markets in order to identify customers' needs and changing preferences. Our marketing and sales personnel and those of GTS Transatlantic, our joint venture partner in the FLAG Atlantic-1 cable system, which will co-market products and services for the FLAG Atlantic-1 cable system, will seek to maintain ongoing communication with customers and market sources in order to adapt pricing and product structures to changed conditions and changed competitive pressures. We believe the fact that over half of our original 62 customers have made multiple purchases from us is indicative of the success of this approach to customer service.

    OUR MANAGEMENT TEAM HAS SIGNIFICANT INDUSTRY EXPERIENCE AND REGIONAL EXPERTISE. Our management team has a proven track record. We constructed the FLAG Europe-Asia cable system on time and within budget. We have assembled and will continue to build a strong management team comprised of executives and key employees with extensive operating experience in the global telecommunications industry and significant project management and international commercial experience. We have a network of senior executives and senior advisors who are based in the regions for which they have management responsibility and who have acquired much of their professional experience in these regions. We believe that as a result of this emphasis on both industry experience and regional expertise, our management team:

    - has developed a better understanding of customers' needs in the regions it serves;

    - is better able to anticipate and react to developments in these regions, such as deregulation, that may impact our network and future expansion plans; and

    - can more effectively implement our business initiatives as a result of the regional contacts it has established and its enhanced understanding of local cultural, political and legal matters.

THE FLAG TELECOM NETWORK

    We have adopted a flexible approach to the development and expansion of the FLAG Telecom network. We developed the FLAG Europe-Asia cable system independently and have joined with GTS TransAtlantic to construct the FLAG Atlantic-1 cable system. We have also established alliances with other facilities-based bandwidth capacity providers that provide us with intra-European connectivity to many of the largest cities in Europe. We believe that our approach allows us to benefit from the strengths of our partners, while also reducing the capital expenditures required to develop the leading global carriers' carrier network. In the future, we intend to remain flexible as we seek additional opportunities to expand our network. Our present plans call for the establishment of additional points of presence in major metropolitan areas, as well as the addition of IP network capabilities that will allow us to offer high value-added services. We are in the preliminary stages of evaluating and developing a plan for a new trans-Pacific cable project that would link the telecommunications markets of the United States and Japan. Our evaluation and development work are expected to continue through the next six months. We cannot assure you, however, that we will determine to pursue the construction of a trans-Pacific cable system. We will consider further opportunities for the development of infrastructure ourselves, for the lease or acquisition of existing infrastructure from third parties and for the provision of additional services. We believe that our flexible approach will significantly facilitate our efforts to expand our existing network into the leading global private carriers' carrier network. In contrast to some of our competitors which are attempting to develop their global networks exclusively on an independent basis, we believe that our approach will enable us to expand our network more rapidly and to focus on increasing the types and quality of services we offer.

    THE FLAG EUROPE-ASIA CABLE SYSTEM

    The FLAG Europe-Asia cable system consists of approximately 28,000 kilometers of undersea digital fiberoptic cable with a 580-kilometer dual land crossing in Egypt and a 450-kilometer dual land crossing in Thailand. The FLAG Europe-Asia cable system connects with communication networks in the United Kingdom, Spain, Italy, Egypt, Jordan, Saudi Arabia, the United Arab Emirates, India, Malaysia, Thailand, Hong Kong, China, Korea and Japan.

    We offer capacity for digital transmission over the FLAG Europe-Asia cable system. Typically, each party that purchased capacity on the FLAG Europe-Asia cable system prior to September 1998 became a signatory to the construction and maintenance agreement relating to the FLAG Europe-Asia cable system. This agreement sets forth the rights and obligations of FLAG Limited, the landing parties and these other signatories with respect to the ownership, operation, maintenance and expansion of the FLAG Europe-Asia cable system. Commencing in late 1998, we began leasing capacity and selling capacity on a right of use basis.

    The FLAG Europe-Asia cable system employs the most advanced technology available and proven in commercial installations at the date of construction of the FLAG Europe-Asia cable system. The aggregate system capacity is 10 gigabits per second transmitting on two fiber pairs. The FLAG Europe-Asia cable system incorporates synchronous digital hierarchy, which is the current international standard for digital transmission and management. Proven designs for an ocean cable are incorporated into the FLAG Europe-Asia cable system including passive branching units, non-zero dispersion shifted fibers and fully redundant laser pumps in the optical amplifiers which are located at intervals of approximately 80 kilometers along the undersea route. Expansion of the transmission capacity of the segments of the FLAG Europe-Asia cable system can be accomplished by employing additional light sources using the wavelength division multiplexing technique of operating at more than one wavelength. This enhancement can be added by system modifications at one or more landing stations and without modification of the submerged portion of the FLAG Europe-Asia cable system. The transmission capacity of the segments of the FLAG Europe-Asia cable system is upgradeable to between 20 and 40 gigabits per second depending on the location of the segment.

    SYSTEM EXPANSIONS. We have expanded the FLAG Europe-Asia cable system from its original system design to include landing stations in China, Japan, Saudi Arabia and Jordan. We completed additional landing stations in China and Japan prior to putting the FLAG Europe-Asia cable system in operation in 1997. We completed the landing stations in Saudi Arabia and Jordan in July 1999. As part of our efforts to extend our network, we are actively evaluating a number of potential expansions to the FLAG Europe-Asia cable system.

    LANDING PARTIES. In order for the FLAG Europe-Asia cable system to be accessible to carriers, it comes ashore in various countries along the FLAG Europe-Asia route and connects with domestic cable systems and other submarine cable systems at landing stations in the countries where the cable lands. Our landing parties have agreed to provide and to maintain in operation the landing stations and the terrestrial portion of the FLAG Europe-Asia cable system. Landing parties recover landing station capital and maintenance costs through "right of use" charges and annual maintenance charges that are borne by carriers entering the FLAG Europe-Asia cable system at that landing station. We reimburse each landing party for the cost of maintaining the terrestrial portion of the FLAG Europe-Asia cable system. Set forth below are the landing parties for the FLAG Europe-Asia cable system:

COUNTRY                                LANDING PARTY
-------                                -------------
United Kingdom.......................  Cable & Wireless Communications
Spain................................  Telefonica de Espana
Italy................................  Telecom Italia
Egypt................................  Telecom Egypt
Jordan...............................  Jordan Telecommunications
Saudi Arabia.........................  Saudi Telecom
United Arab Emirates.................  Etisalat
India................................  VSNL
Malaysia.............................  Telekom Malaysia
Thailand.............................  The Communications Authority of
                                         Thailand
China................................  China Telecom
                                       Cable & Wireless HKT International
Korea................................  Korea Telecom
Japan................................  IDC
                                       KDD

    CAPACITY SALES. Each user of capacity on the FLAG Europe-Asia cable system enters into an agreement with us to acquire capacity. We entered into agreements to acquire capacity with 62 carriers prior to commencement of service of the FLAG Europe-Asia cable system. We now have approximately 90 customers.


    CONSTRUCTION AND MAINTENANCE. The construction and maintenance agreement for the FLAG Europe-Asia cable system governs use of the capacity and the rights and obligations of the landing parties, purchasers of capacity who have become signatories to the construction and maintenance agreement and FLAG Limited. Under the construction and maintenance agreement, we are responsible for arranging maintenance for the submarine portion of the FLAG Europe-Asia cable system. The construction and maintenance agreement also restricts us from selling, leasing or directly providing capacity to any entity which is not authorized or permitted under the laws of its country to acquire and use facilities for the provision of international telecommunication services. Each signatory to the construction and maintenance agreement correspondingly agrees that it will not sell or transfer capacity to third parties, with certain exceptions relating to transfers to affiliates, transfers to other carriers in a signatory's country and transfers to which we consent. The construction and maintenance agreement gives limited rights to vote to the signatories; for example, the unanimous vote of the signatories is required to add a new landing station to the FLAG Europe-Asia cable system. System enhancements which are approved by the signatories must be paid for by the signatories and us in relation to capacity on the affected segment. At September 30, 1999, there were 75 signatories to the construction and maintenance agreement.


    OPERATION AND MAINTENANCE. The FLAG Europe-Asia cable system is designed to provide service continuity at a standard of 99.999% availability (exclusive of cable cuts) and to ensure error-free service throughout a design life of 25 years. During the period from its inception to December 31, 1999 the FLAG Europe-Asia cable system's actual availability was 99.994%. The FLAG Europe-Asia cable system performance has met or exceeded relevant International Telecommunications Union recommendations consistently throughout the entire system since it went into commercial service. The FLAG Europe-Asia cable system is controlled by the FLAG Telecom network operations center in Fujairah, U.A.E., which is responsible for system-wide surveillance, proactive maintenance, coordination of maintenance and repair operations, circuit activation and assignment and configuration of the transmission equipment 24 hours a day, 365 days a year. Most other submarine cable systems maintain monitoring services at their landing stations and do not maintain full-time, around-the-clock surveillance. The FLAG Telecom network operations center has the capability of a system-wide view of all network elements in the FLAG Europe-Asia cable system through its integrated transport management (ITM2000) system. The ITM2000 performs real-time surveillance and control of the FLAG Europe-Asia cable system including provisioning and restoration at each of the landing stations. We believe that the FLAG Telecom network operations center, which is an innovation in system maintenance of undersea cables, and the hardware and software installed by FLAG Telecom provide a higher standard of service and continuity than can be met by other international cable systems. Given the importance of redundancy within the telecommunications industry, we established a backup FLAG Telecom network operations center in a location near Heathrow, United Kingdom in 1998.

    We have entered into four zone agreements which provide maintenance services from the United Kingdom to Gibraltar in the Mediterranean; from Gibraltar to Djibouti at the entry to the Red Sea; from India to a point south of Okinawa; and in the Pacific Ocean north of 25 DEG. latitude. Maintenance zone agreements are cooperative standby agreements among all cable operators in major ocean areas to share the expense of assuring constant availability of cable ships capable of providing repairs to undersea cables. In addition, we have entered into a bilateral agreement for maintenance of the area from the Red Sea to a point south of India. We have entered into this agreement to facilitate more rapid repairs than would be possible under a zone agreement whose area includes the area covered by the bilateral agreement.

    FACILITY RESTORATION PLAN. We have developed a comprehensive restoration plan for the entire FLAG Europe-Asia cable system to arrange the availability of alternative routing of traffic in the event of an outage in transmission. Although the undersea cable is protected by means of burial and armoring, the cable is nonetheless susceptible to damage from fishing activities, ships and the elements. We developed the restoration plan on two levels. In-system restoration routes traffic around faulty equipment or a system break where parallel routing is available as part of the FLAG Europe-Asia cable system; for example, on the dual terrestrial crossings in Egypt and Thailand or the temporary outage of one fiber pair. Out-of-system restoration routes traffic to alternative systems in accordance with predetermined plans and arrangements with operators of other cables, land lines and satellites. All segments of the FLAG Europe-Asia cable system are covered by restoration alternatives using fiberoptic cable which is laid undersea or on land except that restoration from Italy to Malaysia is, in part, currently provided by a satellite link. Since restoration over another cable is preferable in order to maintain consistency of service quality, we have arranged with Sea MeWe3 (SMW3) for restoration with respect to the link from Italy to Malaysia. While we undertake to arrange restoration capacity for our customers, we have no obligation to provide restoration to our customers on the FLAG Europe-Asia cable system. Each customer decides whether to accept the restoration plan offered by us, and the customers accepting restoration capacity must share and reimburse us for the associated charges.

    THE FLAG ATLANTIC-1 JOINT VENTURE

    We are developing the FLAG Atlantic-1 cable system under a 50/50 joint venture between GTS TransAtlantic and FLAG Atlantic Holdings. GTS TransAtlantic is a subsidiary of Global Telesystems Group, Inc. FLAG Atlantic Limited will not have its own staff for project management in the development stage or for marketing and operations after completion. Instead, the joint venture is designed to capitalize on each of its shareholders' strengths by dividing the responsibility for managing FLAG Atlantic Limited's activities between FLAG Atlantic Holdings and GTS TransAtlantic.

    RESPONSIBILITIES OF FLAG ATLANTIC HOLDINGS. Under the Further Restated Shareholders Agreement between FLAG Atlantic Holdings and GTS TransAtlantic, FLAG Atlantic Holdings is responsible for managing the construction and implementation of the subsea portion of the FLAG Atlantic-1 cable system, arranging project financing for the project, providing accounting and administrative services and, jointly with GTS TransAtlantic, marketing FLAG Atlantic-1's capacity. Following construction, FLAG Atlantic Holdings will also be responsible for monitoring, maintaining and operating the FLAG Atlantic-1 cable system through our FLAG Telecom network operations center at a location near Heathrow, United Kingdom. In carrying out these responsibilities, FLAG Atlantic Holdings successfully arranged for the $600 million financing under the FLAG Atlantic Limited credit agreement. FLAG Atlantic Holdings was responsible for negotiating the construction contract for the subsea portion of the FLAG Atlantic-1 cable system with Alcatel Submarine Networks. Alcatel Submarine Networks has undertaken to deliver the first loop of the subsea portion of the project in operational service by no later than March 31, 2001. Failure to deliver the system by that time may trigger liquidated damages, the payment of which is to be supported by a bank letter of credit and a performance guarantee provided by Alcatel S.A., Alcatel Submarine Networks' parent company.

    RESPONSIBILITIES OF GTS TRANSATLANTIC. Under the Further Restated Shareholders Agreement, GTS TransAtlantic is responsible for managing the construction (or acquisition), installation, operation and maintenance of the majority of the terrestrial element of the FLAG Atlantic-1 cable system. GTS TransAtlantic will provide a fully operational back-up network operations center in addition to its existing facility in Hoeilaart, Belgium. GTS TransAtlantic is also responsible, jointly with FLAG Atlantic Holdings, for marketing FLAG Atlantic-1's capacity.

    MANAGEMENT OF THE JOINT VENTURE. Control of FLAG Atlantic Limited is evenly shared between GTS TransAtlantic and FLAG Atlantic Holdings. FLAG Atlantic Limited is governed by a board of directors consisting of 10 directors, half of whom are selected by each shareholder. Except as provided in the following sentences, all board decisions must be supported by a majority of FLAG Atlantic Limited's directors who are present at a board meeting, including at least two directors nominated by each shareholder. In the case of litigation between FLAG Atlantic Limited and a shareholder, however, the directors nominated by the affected shareholder do not have voting rights. In addition, the Further Restated Shareholders Agreement provides that certain decisions, such as new share issues, capital calls, changes to the business plan, and approvals of new shareholders, must be approved directly by both shareholders. As a result of the foregoing, each shareholder maintains significant influence over FLAG Atlantic Limited's operations, activities and strategy, since virtually all actions by FLAG Atlantic Limited require the endorsement of both shareholders directly or, where no shareholder approval is required, by at least two directors nominated by each shareholder. Under the Further Restated Shareholders Agreement, disagreements concerning operational matters (including the selection of suppliers) and pricing issues may be referred to independent experts for binding determination, while deadlocks concerning other matters may be referred to binding arbitration under the rules of the International Chamber of Commerce.

    TRANSFER OF SHARES. Under the Further Restated Shareholders Agreement, the transfer of shares to unaffiliated parties is restricted. In such instances, the non-transferring shareholder enjoys a right of first refusal to acquire the other shareholder's shares in FLAG Atlantic Limited.

    FINANCING.  As of December 31, 1999, FLAG Atlantic Limited had incurred
$77 million of construction related expenses which have been funded with $15 million of proceeds from pre-sales and $62 million of construction loans provided under a credit facility arranged by Barclays Bank plc under a credit agreement among FLAG Atlantic Limited, Barclays, as administrative agent, and the lenders party thereto. An additional $513 million of construction loans and $25 million of revolving loans remain available to be drawn under this credit facility. The construction loans convert to term loans once the FLAG Atlantic-1 cable system is ready for service (and certain other conditions are satisfied), with quarterly principal installments and a final maturity date of April 30, 2007. The revolving credit facility is available to be drawn through April 2006, and must be repaid by April 30, 2007. This senior debt has been provided on a project finance basis, with recourse limited to a pledge of the shares in FLAG Atlantic Limited, a security interest over all of the contract rights and other assets of FLAG Atlantic Limited and its subsidiaries, a commitment by each of FLAG Atlantic Holdings and GTS TransAtlantic to provide a $100 million capital contribution no later than October 31, 2000 (which, in the case of FLAG Atlantic Holdings, will be financed with a portion of the proceeds from this offering which will be segregated for these purposes), and a commitment by each of FLAG Atlantic Holdings and GTS TransAtlantic to purchase (or arrange for the purchase of) capacity from FLAG Atlantic-1, the proceeds of which are to be used to fund a portion of FLAG Atlantic Limited's construction costs. FLAG Atlantic Holdings has fulfilled this commitment by arranging for the purchase of over $100 million in capacity by various entities. GTS TransAtlantic has also agreed to purchase capacity from FLAG Atlantic Limited. In the event that the FLAG Atlantic-1 cable system does not go into service by March 31, 2002, some of FLAG Atlantic Limited's customers may cancel their existing contracts for the purchase of capacity.

    CABLE DESIGN. The FLAG Atlantic-1 cable system will use a six fiber pair configuration using multiple wavelengths, each with a capacity of 10 gigabits per second up to a maximum of 40 wavelengths per fiber. The FLAG Atlantic-1 cable system is designed to have an initial fully redundant capacity of at least 160 gigabits per second, with potential for future upgrade to 2.4 terabits of redundant capacity, more than 15 times the maximum capacity of the most advanced cable in service on the Atlantic route today. The system will consist of a self-healing ring comprised of two trans-Atlantic cables, one spanning from Porthcurno in the United Kingdom to the north shore of Long Island, New York, the other from northern France to the south shore of Long Island. The system's European landing points will be connected to city centers in London and Paris. The European city centers will be connected to one another via a fiber ring including two English Channel crossings. The landing points in Long Island will connect to two telecommunication centers in New York City, which will connect to each other via a fiber ring. The system's design is intended to permit seamless interconnection with the FLAG Europe-Asia cable system (via the landing station in Porthcurno) and with the existing European city-to-city networks in London and Paris of GTS TransAtlantic. The FLAG Atlantic-1 cable system will use company owned landing stations and city center connection points. Alcatel Submarine Networks has contracted to complete fully the cable system by June 30, 2001. The FLAG Atlantic-1 cable system will be controlled by the FLAG Telecom network operations center in the United Kingdom which will be responsible for system-wide surveillance, proactive maintenance, coordination of maintenance and repair operations, circuit activation, assignment and configuration of the transmission equipment and general network administration such as legal and billing. The network operations centers of GTS TransAtlantic located in Hoeilaart and Brussels will provide back-up maintenance and repair services to the FLAG Atlantic-1 cable system and will manage the terrestrial DWDM equipment for the system.

    TERRESTRIAL CONNECTIONS

    In connection with our introduction of managed bandwidth services on our London-to-Madrid route, we have entered into arrangements to lease terrestrial capacity in the United Kingdom and Spain. In order to extend the reach of the FLAG Telecom network, we have entered into arrangements with other telecommunications services providers to bundle our network capacity with their systems. We recently entered into an agreement with a facilities-based bandwidth capacity provider that allows our customers to connect to city-center locations in London, Paris, Brussels, Frankfurt, Amsterdam, Berlin, Zurich, Milan and several other major European metropolitan areas.

MARKETING AND SALES

    We market our network capacity and telecommunications products and services globally through a sales force of 25 people located in the following offices:

    - regional sales offices in the United States (New York), the United Kingdom (London), United Arab Emirates (Dubai) and China (Hong Kong);

    - local sales offices in Spain (Madrid), India (Delhi), China (Beijing) and Japan (Tokyo); and

    - representatives in Belgium, Greece, Hungary, Italy and Singapore.

    Each of our sales offices is led by a team of senior sales representatives or advisors who are based locally in the region. Our marketing and sales team has extensive experience in the telecommunications industry and the carriers' carrier sector and has very strong ties to the regions in which our offices are located. Prior to joining us, members of our marketing and sales team held key management positions within organizations such as Global One, Sprint International, Ameritech International, IBM Corporation, MCI International (Japan) Co., Ltd., Telstra, Palestine Telecom Corporation (PALTEL), Emirates Telecommunications Corporation (Etisalat), o.tel.o Communications/Vebacom, British Telecom and Singapore Telecom. Our marketing and sales representatives each have an average of 19 years of telecom experience.

    Our regional and local offices are our primary points of customer contact. The sales representatives in these offices are responsible for promoting regional sales, providing customer information, facilitating customer purchases on our network and ensuring customer satisfaction. To enhance this regional focus to our marketing and sales efforts, and to address the special needs of our global customers, we have also adopted a global customer support strategy. This strategy is designed to provide multiple points of contact and support for our customers in the FLAG Telecom organization, at both the regional and senior executive level, so that we can efficiently and conveniently meet the global telecommunications needs of these customers. Our senior management, including our Chairman and Chief Executive Officer, Chief Financial Officer, General Counsel and Vice President of Strategy and Marketing participate in such strategic sales relationships.

    We reinforce our brand visibility through a variety of marketing campaigns, participation in key industry and user group conferences, such as the Pacific Telecom Conference, the Global Traffic Meeting and the International Telecommunications Union global telecom conferences, speaking engagements, press conferences, promotional campaigns and end-user awareness programs. In addition, we intend to sponsor customer forums on a regional and global basis to meet with customers and to have customers meet with each other.

    We are committed to an ongoing market review in order to determine the alternative costs and structures available to carriers and other telecommunications companies for capacity and products and services competitive to FLAG Telecom with a view to price adjustments and incentive discounts which will attract carriers and other telecommunications companies to the FLAG Telecom network.

OUR CUSTOMERS

    Our top 50 customers are the telecommunications and Internet companies listed below. These customers have accounted for approximately 95% of our revenues to date.

THE AMERICAS                             EUROPE                      ASIA/PACIFIC                MIDDLE EAST/AFRICA
------------                  -----------------------------  -----------------------------  -----------------------------
AT&T                          Belgacom (Belgium)             Communications Authority of    Batelco (Bahrain)
Axistel                       British Telecom                  Thailand                     Etisalat (UAE)
Infonet                       C&W (UK)                       China Telecom                  General Telecom Org. of Oman
MCI WorldCom                  Deutsche Telekom               Chunghwa Telecom (Taiwan)      Golden Lines (Israel)
PSINet                        Infostrada (Italy)             DACOM (Korea)                  Jordan Telecommunications
Sprint                        KPN (The Netherlands)          Cable & Wireless HKT           Ministry of Communications
Teleglobe                     MATAV (Hungary)                  International                  (Kuwait)
Viatel                        OTE (Greece)                   IDC (Japan)                    Office of National Posts &
                              Rostelcom (Russia)             KDD (Japan)                      Telecoms (Morocco)
                              Swisscom                       Korea Telecom                  Qatar Public Telecom. Corp.
                              Telecom Italia                 NTT (Japan)                    Saudi Telecom
                              Telefonica de Espana           ONSE Telecom (Korea)           Syrian Telecommunications
                              Telia (Sweden)                 Optus (Australia)                Establishment
                              TPSA (Poland)                  Telecom Malaysia               Telecom Egypt
                              UKRTELECOM (Ukraine)           VSNL (India)                   Telecommunications Co. of
                                                                                              Iran
                                                                                            Telkom S.A. (South Africa)
                                                                                            Turk Telekomunikayon

OUR COMPETITION

    As a global carriers' carrier, we compete in a wide variety of different geographic markets, in each of which we face and expect in the future to face specific regional competitors. We also compete against a small number of other carriers' carriers that aspire to build global networks. We compete or expect to compete in six key markets:

    - global services;

    - trans-Atlantic services;

    - intra-European services;

    - Middle Eastern services;

    - Asia/Pacific regional transit services; and

    - Europe-Asia long haul services.

    GLOBAL SERVICES COMPETITORS

    A number of companies are presently engaged in building global carriers' carrier networks. We believe that because of the high cost of building truly global networks this is a market in which there will always be a limited number of players.

    Two other companies at present propose to build global carriers' carrier networks: Global Crossing and Level 3 Communications. Global Crossing is a Bermuda based telecommunications company which currently has three operational cable systems: Atlantic-Crossing-1 (AC-1), Pacific-Crossing (PC-1) and Pan-European Crossing (PEC). Global Crossing is currently building a number of other systems covering Asia (Asia Global Crossing) and Latin America (SAC, MAC and PAC). We believe we compete with Global Crossing on quality, as well as on the coverage and cost effectiveness of our network. Level 3 Communications currently operates a United States city-to-city cable network based on company owned infrastructure and is building a European city-to-city network. Level 3 Communications has announced the construction of a single, high capacity cable cross the Atlantic

Ocean. Level 3 has made investments in a trans-Pacific cable system (US-Japan) in addition to its own facilities.

    Over time, as we develop our wholesale services offerings, we expect to compete with major global telecommunications operators such as MCI WorldCom and British Telecom/AT&T. These companies primarily focus on offering services to multinational corporations, although they also offer carriers' carrier services. Such companies often participate in consortium cable projects, as well as in private network systems, such as those we own and operate. We also expect to face competition from carriers' carriers and incumbent regional telecommunications providers with respect to our wholesale service offerings.

    TRANS-ATLANTIC SERVICES COMPETITORS

    We believe our key competitors in the trans-Atlantic services market are as follows:

    - TAT-14--This loop cable system is a consortium system cable sponsored by British Telecom, AT&T and other incumbent telecommunications operators in the United States and Europe. It has a maximum design capacity of 640 gigabits per second. TAT-14 is anticipated to be in service in early 2001. TAT-14 provides services on a coast-to-coast basis. It does not presently provide city-to-city services.

    - LEVEL 3 COMMUNICATIONS--Level 3 Communications is building a single cable system based on IP only technology, running at 1.28 terabits per second. The system provides city-to-city service.

    - GLOBAL CROSSING AC-1 AND AC-2--AC-1 is a loop system across the Atlantic. AC-1 runs at 80 gigabits per second and may subsequently be upgraded to 160 gigabits per second. AC-1 is fully operational. AC-2 is a proposed
      2.56 terabits per second single cable system that, due to its increased capacity over AC-1, would only partially restore on AC-1. AC-2 is at an early stage of development.

    - HIBERNIA--This is a proposed 1.92 terabits per second system which is sponsored by Worldwide Fiber, a subsidiary of Ledcor Industries, a Canadian mining company. Worldwide Fiber principally offers dark fiber connectivity on terrestrial networks on a carriers' carrier basis in the North American markets.

    INTRA-EUROPEAN SERVICES COMPETITORS

    We believe that the intra-European market will become very competitive in the next 12-18 months as a result of the large number of proposed pan-European operators. At least eight pan-European networks have been announced or commenced operations, including: GTS, BT Farland, MCI WorldCom Ulysses, Alcatel/The Petabit Network, iaxis, Global Crossing PEC, Viatel Circe and KPN/ Qwest.

    MIDDLE EASTERN TRANSMISSION SERVICES COMPETITORS

    We expect to compete against two primary competitors in this market:

    - SEA ME WE 3 (SMW3)--This is a consortium cable system that connects the Asia/Pacific region via the Middle East to Western Europe along a similar route to the FLAG Europe-Asia cable system. SMW3 was originally planned to be in service in late 1997; however, it was significantly delayed and only recently entered commercial service. SMW3 has an initial capacity of 20 gigabits per second and is upgradeable to 40 gigabits per second. SMW3 has major investors that include many of the incumbent telecommunications operators along its route.

    - SATELLITE--In addition to the SMW3 cable, carriers have the alternative of transmission by satellite, including existing geosynchronous satellites and low earth orbit systems now under construction. In general, satellite service is considered to be of inferior quality, because time delays and echos affect transmission, and service interruptions are more frequent. Furthermore, satellite systems are more expensive to launch and to maintain per circuit and generally have a shorter useful life and less capacity. Nonetheless, there are many communications satellites in geosynchronous orbit which are available to provide service.

    ASIA/PACIFIC REGIONAL TRANSIT COMPETITORS

    At present, two other systems compete in the Asia/Pacific market, SMW3 and APCN. Both are consortium systems.

    - SMW3--In Asia, this system connects from Singapore north through Asia to Japan, and also south to Australia.

    - APCN--This consortium system is an established regional transit system around Asia. Many of the region's traditional operators are participants.

    In addition, several further systems are planned that may come into service between 2001-2003. These include APCN2, backed by incumbent Asian operators, PA-1, backed by NTT and US and European operators, and a system proposed by Global Crossing.

    EUROPE-ASIA LONG HAUL SERVICES COMPETITORS

    We also participate in the Europe-Asia long haul market through the FLAG Europe-Asia cable system. SMW3 is the primary direct competitor along this route. However, we expect the strongest competition in the future to come from an alternative routing from Europe to Asia across the Atlantic Ocean, trans-US, and across the Pacific Ocean to Japan.

REGULATION

    We will, in the ordinary course of development, construction and operation of our fiberoptic cable systems, be required to obtain and maintain various permits, licenses and other authorizations in both the United States and in foreign jurisdictions where our cables land, and we will be subject to applicable telecommunications regulations in such jurisdictions.

    We will be required to obtain numerous permits in connection with the FLAG Atlantic-1 cable system. These permits include:

    US LANDING LICENSE. Under the Act Relating to the Landing and Operation of Submarine Cables in the United States of May 27, 1921 (Cable Landing Act), all submarine cable systems that connect to the United States must obtain a landing license granted by the President of the United States. Presidential authority for such licenses has been delegated to the Federal Communications Commission
(FCC). FLAG Atlantic Limited obtained its landing license to land and operate a private fiber optic submarine cable extending between the United States and the United Kingdom and France on October 1, 1999.

    UK PUBLIC TELECOMMUNICATIONS OPERATOR LICENSE. In November 1999, FLAG Atlantic Limited received a UK Public Telecommunications Operator License permitting it to operate a telecommunications network in the United Kingdom.

    FRENCH ARTICLE L33.1 LICENSE. FLAG Atlantic Limited must obtain this license in order to build and operate a telecommunications network in France. FLAG Atlantic Limited submitted an application in July 1999 and anticipates a license being awarded by September 2000.

    FLAG Atlantic Limited will be required to obtain a substantial number of other permits, mostly relating to local permission to land at the specific landing sites chosen and local permissions to build those segments of FLAG Atlantic-l's terrestrial networks that cannot be obtained on dark fiber leases. FLAG Atlantic Limited is in discussions with all the relevant entities regarding these permits.

    In addition, because we intend to offer wholesale services on a city-to-city basis, we will be required to acquire operator and other licenses and submit notifications in the various jurisdictions in which we intend to offer such services.

    Consistent with the cable landing license issued by the FCC, we plan to operate the FLAG Atlantic-1 cable system on a private or non-common carrier basis. Once the FLAG Atlantic-1 cable system becomes operational, we will be required to pay annnual regulatory fees to the FCC based on certain international circuits sold on the FLAG Atlantic-1 cable system. In addition, if we offer trans-Atlantic services to or from the United States on a common carrier basis we will be subject to additional regulatory and licensing requirements.

    As a result of the January 4, 2000 exchange by Bell Atlantic of its common shares in FLAG Limited for our common shares, we will be deemed an affiliate of Bell Atlantic under the Communications Act of 1934, as amended. As an affiliate of Bell Atlantic, we may be subject to increased regulation by the FCC.

    Specifically, under Section 271 of the Communications Act, neither Bell Atlantic nor any of its affiliates may provide or market long distance telecommunications services originating in a state (in-region state) in which Bell Atlantic is an incumbent provider of local telephone service until the FCC approves an application of Bell Atlantic to provide long distance services originating in that state. Once constructed, the FLAG Atlantic-1 cable system will carry trans-Atlantic long distance traffic that originates in New York, which is a Bell Atlantic in-region state. Bell Atlantic has obtained the necessary regulatory approval from the FCC to provide long distance services originating in New York, effective as of January 3, 2000. As an affiliate of Bell Atlantic, we will be subject to additional regulatory prohibitions on the provision and marketing of trans-Atlantic services via the FLAG Atlantic-1 cable system to prospective cutomers located in the in-region states for which Bell-Atlantic has not obtained necessary regulatory approvals.

PROPERTIES

    We maintain executive and administrative offices at Emporium Building, 69 Front Street, Hamilton HM12, Bermuda, where we lease approximately 4,000 square feet of office space. We also lease additional office space for our operations in London, England (10,500 square feet and 2,000 square feet for the backup network operations center), New York City (2,000 square feet), Bangkok (900 square feet), Hong Kong (2,000 square feet), Dubai (8,500 square feet), Fujairah, U.A.E. (5,300 square feet for the network operations center), Delhi (220 square feet), Beijing (650 square feet) and Tokyo (50 square feet).

EMPLOYEES

    At January 1, 2000, we had approximately 109 full-time employees. We intend to hire additional personnel as we begin commercial operations of the FLAG Atlantic-1 cable system and roll-out new wholesale product and service offerings. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe that our relations with our employees are good. In connection with the construction and maintenance of the FLAG Atlantic-1 cable system, we will use third party contractors, some of whose employees may be represented by unions or covered by collective bargaining agreements.

LEGAL PROCEEDINGS

    We are involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which we are currently involved, individually and in the aggregate, is not material to our financial condition, results of operations or cash flows.

EXCHANGE CONTROLS

    Under Bermuda law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of our common shares.

               SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

    We are a Bermuda company. Most of our directors and officers, and some of the experts named in this prospectus, are not residents of the United States. All or a substantial portion of our assets and the assets of these persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or to enforce against them judgments obtained in the United States courts. We have been advised by our legal counsel in Bermuda, Appleby, Spurling & Kempe, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws (including civil liabilities under such laws), although Bermuda courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

    We have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising out of this offering, and we have appointed FLAG Telecom USA Ltd. to accept service of process in any such action.

    THIS PROSPECTUS HAS BEEN FILED WITH THE REGISTRAR OF COMPANIES IN BERMUDA PURSUANT TO PART III OF THE COMPANIES ACT, 1981 OF BERMUDA AND THE BERMUDA MONETARY AUTHORITY (BMA) HAS GIVEN ITS CONSENT TO THE ISSUE AND TRANSFER OF UP TO 30,360,000 COMMON SHARES. IN ACCEPTING THIS PROSPECTUS FOR FILING, THE REGISTRAR OF COMPANIES ACCEPTS NO RESPONSIBILITY FOR THE FINANCIAL SOUNDNESS OF ANY PROPOSALS OR FOR THE CORRECTNESS OF ANY STATEMENTS MADE OR OPINIONS EXPRESSED WITH REGARD TO THEM. APPROVALS OR PERMISSIONS RECEIVED FROM THE BMA DO NOT CONSTITUTE A GUARANTEE BY THE BMA AS TO OUR PERFORMANCE OR OUR CREDITWORTHINESS. AS A RESULT, IN GIVING SUCH APPROVALS OR PERMISSIONS, THE BMA SHALL NOT BE LIABLE FOR OUR PERFORMANCE OR OUR DEFAULT OR FOR THE CORRECTNESS OF ANY OPINIONS OR STATEMENTS EXPRESSED IN THIS PROSPECTUS.

                                   MANAGEMENT

    The following table sets forth, as of January 1, 2000, information for each of our directors and executive officers:


NAME                                     AGE      POSITION
----                                   --------   --------
Andres Bande.........................  55         Chairman and Chief Executive Officer
Edward McCormack.....................  44         Chief Financial Officer and Director
Stuart Rubin.........................  52         General Counsel and Assistant Secretary
Michael Fitzpatrick..................  50         Director
Abdul Latif Ghurab...................  57         Director(1)
Edward J. McQuaid....................  44         Director Nominee(2)
Adnan Omar...........................  47         Director
Daniel Petri.........................  51         Director
Philip Seskin........................  36         Director Nominee(2)
Umberto Silvestri....................  67         Director
Jonathan Solomon.....................  60         Director
Dr. Lim Lek Suan.....................  50         Director(1)
Fumio Uehara.........................  49         Director(1)
Dr. Vallobh Vimolvanich..............  58         Director


------------------------


(1) Expected to resign upon closing of this offering.



(2) Appointment as a director will become effective upon the closing of this offering.


    At our first annual general meeting after this offering, we intend to implement a staggered Board of Directors comprised of ten persons. At that meeting, the term of each of our directors will expire and, at each annual general meeting thereafter, the term of approximately one-third of our directors will expire.

    ANDRES BANDE. Mr. Bande has served as Chairman of the Board and Chief Executive Officer since January 1998. Before joining us, Mr. Bande was the President of Sprint International from 1996 to the beginning of 1998. Prior to that, he was President of Ameritech International Corporation from 1990 to 1996. From 1987 to 1990, Mr. Bande was Executive Vice President of US West International. From 1976 to 1986, he was President of Telecomsult, an international telecommunications consulting practice. Mr. Bande holds a law degree from the University of Chile and a Master's degree in politics and international law from Oxford University.

    EDWARD MCCORMACK. Mr. McCormack has been a member of the Board since October 1999 and has served as the Chief Financial Officer since February 1996. Prior to that time, Mr. McCormack spent seventeen years with Bechtel, an engineering and construction company. His final position was based in London as Chief Financial Officer of Bechtel Europe, Africa, Middle East and South West Asia. Prior to then, he had assignments at their San Francisco headquarters and in Saudi Arabia. Mr. McCormack holds a Bachelor of Commerce degree from University College in Galway, Ireland.

    STUART RUBIN.  Mr. Rubin has served as the General Counsel since
January 1996. Prior to joining us, Mr. Rubin spent over twenty years with the law firm of Coudert Brothers, as a partner for the last twelve, and two years with the U.S. Peace Corps in Malaysia. As an international lawyer, Mr. Rubin worked extensively in Southeast Asia, the U.S., and England, specializing in cross border financial transactions, joint ventures and other commercial transactions. Mr. Rubin holds a J.D. degree from Columbia University School of Law and a Bachelor of Arts degree in Political Science from Union College.

    MICHAEL FITZPATRICK. Mr. Fitzpatrick has been a member of our Board since January 2000. Mr. Fitzpatrick is Chairman of the Board, President and Chief Executive Officer of E-TEK Dynamics, Inc., a fiber optic manufacturer.
Mr. Fitzpatrick was previously President and Chief Executive Officer of Pacific Telesis Enterprises, where he had responsibilities for the exploration and development of new emerging technology products and services and for the following Pacific Bell subsidiaries: Yellow Pages, Payphones, Voicemail, Mobile Services (PCS) and Video and Internet Media. Additionally, Mr. Fitzpatrick had responsibilities for corporate marketing and advertising for all of Pacific Bell and Pacific Telesis. Mr. Fitzpatrick joined Pacific Bell in September 1993 as Executive Vice President. In January 1994, he became Executive Vice President, Marketing and Sales and managed approximately 15,000 employees. Prior to joining Pacific Bell, Mr. Fitzpatrick served as President and Chief Executive Officer of Network Systems Corporation, a public company specializing in high speed data communications between computers and local area networks. Mr. Fitzpatrick currently serves as a director of NorthPoint Communications Group, Inc., a national provider of local data network services and Adva Optical Networking, a worldwide optical networking solutions provider located in Germany.


    ABDUL LATIF GHURAB. Mr. Ghurab was a director of FLAG Limited from April 1994 until the corporate restructuring in February 1999 and has since been a member of our Board. Mr. Ghurab is also the shareholder representative for Dallah Albaraka Group. Mr. Ghurab is the Chairman of the South East Asia Holding Company (Singapore) and the Transport Sector Board of Dallah Albaraka. He is involved in various business sectors in the Banking & Investment Sector.
Mr. Ghurab is the Chairman of the Board of Directors of Albaraka Turkish Finance House "Turkey" and Board Member of Albaraka Investment & Development Company, Saudi Arabia and Chairman of BASAFOJAGU Co. He is involved in the Transport Sector as the Chairman of Al-Jazirah Transport Holding Company "Saudi Arabia" and Chairman of the Board of Directors of Dallah Haj Transport Co.--Saudi Arabia. In the Insurance Sector he is the Managing Director of Islamic Arab Insurance Company--IAIC--(E.C.U.) and Director General Islamic Insurance & Reinsurance Co. (IIRCO), Saudi Arabia and a Board Member of B.E.S.T. Reinsurance Co. Mr. Ghurab received a Bachelor of Science in Geology and a Master of Arts degree in Geography from Saint Louis University.

    EDWARD MCQUAID. Mr. McQuaid will become our director upon the closing of this offering. Mr. McQuaid is a Bell Atlantic Corporation director nominee.
Mr. McQuaid is an Executive Director in charge of financial planning and analysis for Bell Atlantic Corporation. Mr. McQuaid is responsible for establishing Bell Atlantic Corporation's portfolio financial targets and coordinating the development of integrated five-year business plans. He also supervises the International Wireline Controller and ensures compliance with all regulatory rules related to transactions between Bell Atlantic Corporation subsidiaries. Since joining Bell Atlantic Corporation in July 1977, Mr. McQuaid has held various positions of increasing responsibility in a variety of financial disciplines. Mr. McQuaid is a Certified Management Accountant and has over 22 years of financial experience in the telecommunications industry.

    ADNAN OMAR. Mr. Omar was a director of FLAG Limited from April 1994 until the corporate restructuring in February 1999 and has since been a member of our Board. Mr. Omar is the Executive Director of Al-Jazirah Holding Company, which is fully owned by Dallah Albaraka Group. Mr. Omar also serves on the board of directors of BASAFOJAGU Co., Al-Sham Shipping Co. Syria, Dallah Transport Co. Saudi Arabia, Dallah Pilgrimage Transport Co., and Dallah Lebanon Tourism & Transport Co. Prior to joining Dallah Albaraka Group, Mr. Omar spent over
12 years in construction management and planning of large infrastructure projects. Mr. Omar received a Bachelor of Science degree in Civil Engineering from Southampton University in the United Kingdom.

    DANIEL PETRI. Mr. Petri was FLAG Limited's acting Chairman and Chief Executive Officer from June 1997 to January 1998. Mr. Petri was a director of FLAG Limited from September 1995 until the corporate restructuring in February 1999 and has since been a member of our Board. Mr. Petri is a shareholder representative for Bell Atlantic. Mr. Petri is President of Bell Atlantic International Telecommunications and of Bell Atlantic Network Systems. Over the past 25 years with NYNEX and most recently Bell Atlantic, Mr. Petri has held many key positions including Vice President and General Manager, Customer Services, Central New York, Vice President and General Manager of Midtown Manhattan, and Managing Director of Worldwide Operations. Mr. Petri received a Bachelor of Science degree in Mechanical Engineering from Rutgers University and a Master of Science degree in Management Science from Long Island University. He has also completed management programs in General Management, Finance, and Marketing at the Columbia University Graduate School of Business.

    PHILIP SESKIN. Mr. Seskin will become our director upon the closing of this offering. Mr. Seskin is a Bell Atlantic Corporation director nominee.
Mr. Seskin is currently the Vice President-Strategy & Corporate Development for Bell Atlantic Corporation. He is responsible for strategic business initiatives, as well as merger and acquisition activity worldwide. Since joining Bell Atlantic Corporation in 1987, Mr. Seskin has been involved in numerous major mergers, acquisitions and joint ventures, including the formation of Bell Atlantic Nynex Mobile, Cable & Wireless Communications and the merger of Bell Atlantic and Nynex.

    UMBERTO SILVESTRI. Mr. Silvestri has been a member of the Board since October 1999. Mr. Silvestri is Chairman of STET International Netherlands and formerly was the Chief Executive Officer of STET and Chairman of Telecom Italia. Mr. Silvestri also sits on the Board of Meie Assicuratrice and was previously a member of the Board of the Italian Banking Association, Italtel, Sirti, CSELT (Telecom Italia Group Laboratories) and was Vice Chairman of ELSAG--Elettronica S Giorgio--Genoa.

    JONATHAN SOLOMON. Mr. Solomon has been a member of the Board since October 1999. Mr. Solomon currently serves on the Boards of Millicom International Cellular, THUS, the new name for Scottish Telecom and Societe Europeene de Communications. Until 1997, Mr. Solomon was Executive Director, Strategy and Corporate Business Development at Cable & Wireless plc and non-Executive Director of Hong Kong Telecom, IDC Japan, Nakhodka and Sakhalin Telecom Russia and Tele2 in Sweden.

    DR. LIM LEK SUAN.  Dr. Lim has been a member of the Board since
February 1999 and is the shareholder representative of The Asian Infrastructure Fund. He is a director and co-head of Telecommunications Sector of Asian Infrastructure Fund Advisers Limited. He is also a director of Bayan Telecommunications Holdings Corporation and a Commissioner of PT Excelcomindo Pratama. Dr. Lim has spent more than 20 years in the finance, utilities and engineering industry. He holds a Ph.D. degree in Electrical Engineering from Loughborough University of Technology, England and a first class honors degree in Electrical Engineering from the University of Malaya, Malaysia.

    FUMIO UEHARA. Mr. Uehara was a director of FLAG Limited from January 1998 until the corporate restructuring in February 1999 and has since been a member of our Board. Mr. Uehara is the shareholder representative for Marubeni Telecom Development Ltd. Mr. Uehara is President of Marubeni Telecom Development Ltd. and also General Manager of the Telecom & Information Network Dept. of Marubeni Corporation. Mr. Uehara has spent over 25 years in planning and management of telecommunications infrastructure projects. Mr. Uehara received a Bachelor of Commercial Science degree from Hitotsubashi University in Japan.

    DR. VALLOBH VIMOLVANICH. Dr. Vallobh was a director of FLAG Limited from July 1995 until the corporate restructuring in February 1999 and has since been a member of our Board. Dr. Vallobh is the shareholder representative of K.I.N. (Thailand) Co. Ltd. Dr. Vallobh is Chairman of Telecom Holding Co., Ltd. and Vice Chairman of Telecom Asia Corporation PCL. Dr. Vallobh holds a Master of Science and a Ph.D. degree in Electrical Engineering from the University of California and a Bachelor of Engineering degree in Electrical Engineering from Chulalongkorn University.

    KEY MANAGEMENT.

    LARRY BAUTISTA. Mr. Bautista has served as Vice President-Finance and Treasurer since December 1995. Prior to joining us, Mr. Bautista spent over six years in various finance and treasury positions at NYNEX. He structured, negotiated and closed several financings for FLAG Telecom, including the non-recourse debt of the FLAG Atlantic-1 cable system and the refinancing of the FLAG Europe-Asia cable system. Mr. Bautista has an M.B.A. degree with honors from Fordham University and a Bachelor of Science degree in Management Engineering from Ateneo de Manila University in the Philippines.

    ANDREW EVANS. Mr. Evans has served as Vice President of Strategy and Marketing since April 1998. Mr. Evans started his career with British Telecom in 1982, subsequently becoming an Executive Engineer and leading the development of BT's real-time network traffic management systems. In 1990, he joined
McKinsey & Company as a Senior Telecommunications Specialist. Mr. Evans holds an MA in Engineering and Electrical Sciences with First Class Honors from the University of Cambridge, England, and an MBA with High Distinction (Baker Scholar) from the Harvard Business School.

    PETER MARTINS DA SILVA. Mr. Martins joined us in September 1999 as Vice President of Business Development. As Vice President of Sprint's Latin American operations, Mr. Martins led their winning bid to acquire Brazil's second long distance carrier license and subsequently directed the set-up of the new company to exploit the license. Previously, as Vice President of Business Development for Ameritech International, Mr. Martins led the Ameritech consortium's winning bid for Belgacom, and held responsibility for Ameritech's privatization efforts in the Czech Republic, Ireland and Portugal, as well as being involved in the privatization of MATAV, the Hungarian PTT. Mr. Martins majored in Economics at the University of California at Berkeley and holds an MBA in international business from the Harvard Business School.

    DR. EBERHARD PLATTFAUT. Dr. Plattfaut has served as Vice President of Europe based in London since July 1998. Dr. Plattfaut was a director with o.tel.o Communications/Vebacom, where he held a number of management positions in sales, marketing and strategy. Previously he was a senior manager with McKinsey & Company, where he was responsible for client projects in the telecom/IT area, as well as sales, marketing and strategy projects across industries with a focus on European franchises. Dr. Plattfaut is a Fulbright Scholar and has studied business, mechanical engineering and computer sciences. Dr. Plattfaut received his MBA from the University of Southern California and his Doctorate from the University of Erlangen.

    OWEN BEST. Mr. Best has served as Vice President of Asia Pacific based in Hong Kong since June 1998. Prior to joining us, Mr. Best was Vice President of Telstra Japan and Regional Director for Telstra Korea. He has over 17 years experience in the telecommunications industry, working extensively in the Asia Pacific region in various technical and operational positions with Telecom Australia and Telecom International. Mr. Best received his Bachelor's of Engineering (Electronics/Communications) and his MBA from the University of Queensland.

    SORAYA TARRANT. Ms. Tarrant has served as Vice President of Americas based in New York since March 1999. Ms. Tarrant was employed by Global One where over an 11-year period she served in several key management positions including Director of Carrier Services Sales, Director of Global Data Services and most recently, as Director of Global Internet Solutions. Previously, she was with Cable & Wireless Hong Kong serving major multinational clients. Ms. Tarrant holds a Bachelor's of Science degree in Electronic Communications from the University of Salford in Manchester, and a postgraduate degree in Telecommunications Systems from the University of Aston in Birmingham, U.K.

    WALID IRSHAID. Mr. Irshaid has served as Vice President of Middle East based in Dubai since July 1998. Mr. Irshaid was the Director General of Palestine Telecom Corporation, the emerging telecom service provider in Palestine. Mr. Irshaid's experience in the Middle East was acquired from his previous 17-year assignment with the Emirates Telecommunications Corporation as Corporate Manager. Mr. Irshaid was actively involved in the deployment and development of several major projects and key services within the Middle Eastern region, including cellular, data, value added services and multimedia.

    DR. CHIA CHOON WEI. Dr. Chia joined us in August 1998 as Senior Advisor (Asia Pacific) based in Singapore. He was most recently Chief Executive Officer, International Investments of Hutchison Telecom International Limited from
April 1997 to the end of June 1998. He has 27 years telecommunication experience, first with British Telecom and then with Singapore Telecom, where he spent twenty-two years. In his last position there, he was Vice President, International Network Services. Dr. Chia holds a Ph.D. in Electrical Engineering (Control Systems), and an M.Sc. and a B.Sc. (Engineering) from Imperial College, London University.

    WILSON WANG. Mr. Wang joined us in February 1999 as our resident representative in China. He was Senior Vice President and China General Manager of Sprint International from June 1997 to November 1998. Prior to that, he was Senior VP and China General Manager of Ameritech International from
October 1994 to June 1997. Mr. Wang holds a BA from National Taiwan University and an MBA from University of Washington.

    KIMIAKI UENO. Mr. Ueno joined us in July 1999 as Vice President for Japan based in Tokyo. Before joining the Company, Mr. Ueno was Representative Director & Chief Executive of MCI International (Japan) Co., Ltd. from 1991 to March, 1999 and Director of Marketing/Technical Support for MCI International (Japan) Co., Ltd. from 1988 to 1991. Prior to that, Mr. Ueno was Assistant General Manager of General Administration of Mitsui & Co., (U.S.A.) Inc. from 1982 to 1988.

    ADOLFO CASTILLA. Mr. Castilla joined us in June 1998 as our resident representative in Spain and special advisor for Southern European Countries. Previously, he was Sprint International's General Manager in Spain, and a member of the Steering Committee of Lince, the third Spanish fixed license winner. Prior to this, he was a member of the steering committee of the OPERA consortium, and also the Airtel steering committee, a consortium he helped create for Ameritech. Mr. Castilla has also been the General Manager of Roland Berger in Spain, and worked for 8 years at the Telefonica Group of companies.

    SAMIH KAWAR. Mr. Kawar is Vice President Construction and Operations and joined the FLAG Europe-Asia Cable system project in 1995. Prior to joining us and for more than 17 years, Mr. Kawar worked in development/project management of various international projects and management control systems. Mr. Kawar has a degree in Engineering from the American University of Beirut.

    FRANK DENNISTON. Mr. Denniston is our Chief Technical Officer. Previously, he was Vice President and Chief Engineer of Bell Atlantic Global Systems Company, where he served as Project Manager for the construction of the FLAG Europe-Asia cable system. With over 38 years experience, Mr. Denniston has served in various technical and operations positions with NYNEX, AT&T and the New York Telephone Company. Mr. Denniston holds a Bachelor's and a Master's degree in Electrical Engineering from Rensselaer Polytechnic Institute.

    JOHN DRAHEIM. Mr. Draheim has served as Project Manager of the FLAG Atlantic-1 cable system project since January 1999. Prior to this, Mr. Draheim was Vice President of Operations at Ameritech International during which time he also served as General Manager and a member of the Board of Directors of Ameritech's joint venture in China, and Executive Director of the MATAV. Before joining us, Mr. Draheim spent 35 years in the telecommunications industry, having served in various technical, operations and management positions at Ameritech, Bellcore, AT&T and the Ohio Bell Telephone

Company. Mr. Draheim holds a Bachelor's Degree in Electrical Engineering from Valparaiso University and a Master's Degree in Management from Pace University.

COMMITTEES OF THE BOARD

    In connection with this offering, we have established an Audit Committee, all of the members of which will be non-employee directors. The Audit Committee will be responsible for recommending to the Board of Directors the engagement of our independent auditors and reviewing with our independent auditors the conduct and results of the audits, our internal accounting controls, audit practices and the professional services furnished by our independent auditors.

    We also currently have a Compensation Committee. Among other responsibilities, our Compensation Committee reviews and approves all compensation agreements for our officers and administers our long term incentive plan.

COMPENSATION

    For the year ended December 31, 1998, the aggregate compensation of all members of our Board of Directors and all of our executive officers was approximately $3.5 million. We anticipate that compensation levels in the future will be greater than they have been to date.

LONG-TERM INCENTIVE PLAN

    In 1999, our Board of Directors and our shareholders adopted the FLAG Limited 1998 Long-Term Incentive Plan, originally adopted in 1998 by the Board of Directors and shareholders of FLAG Limited. The purpose of the Plan is to allow us to attract, retain and reward officers, employees, consultants and certain other individuals and to compensate them in a way that provides additional incentives and enables such individuals to increase their ownership interests. Individual awards under the Plan may take the form of:

    - incentive stock options ("ISOs") or non-qualified stock options ("NQSOs");

    - stock appreciation rights ("SARs");

    - restricted or deferred stock;

    - dividend equivalents;

    - bonus shares and awards in lieu of our obligations to pay cash compensation; and

    - other awards the value of which is based in whole or in part upon the value of the common shares.

    The Plan is administered by a committee, whose members were appointed by our Board of Directors. The committee is empowered to select the individuals who will receive awards and the terms and conditions of those awards, including exercise prices for options and other exercisable awards, vesting and forfeiture conditions (if any), performance conditions, the extent to which awards may be transferable and periods during which awards will remain outstanding. Awards may be settled in cash, shares, other awards or other property, as determined by the committee.

    The maximum number of common shares that may be subject to awards under the Plan may not exceed 6,763,791.

    The Plan may be amended by the Board of Directors without the consent of our shareholders, except that any amendment, although effective when made, will be subject to shareholder approval if required by any Federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which our common shares may then be listed or quoted. The number and kind of shares reserved or deliverable under the Plan and the number and kind of shares subject to outstanding awards are subject to adjustment in the event of stock splits, stock dividends and other extraordinary corporate events. Following completion of this offering, we intend to file a registration statement on Form S-8 to register the issuance of our common shares under the Plan.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth information known to FLAG Telecom with respect to the beneficial ownership of our common shares as of January 1, 2000 by: (1) each shareholder known by us to be the beneficial owner of our common shares and (2) all of our executive officers and directors as a group. Except as otherwise noted below, each of the shareholders identified in the table has sole voting and investment power over the shares it beneficially owns.


                                                      NUMBER OF SHARES                                PERCENTAGE
                                     ---------------------------------------------------   --------------------------------
NAME OF BENEFICIAL OWNER             BEFORE OFFERING   SOLD IN OFFERING   AFTER OFFERING   BEFORE OFFERING   AFTER OFFERING
------------------------             ---------------   ----------------   --------------   ---------------   --------------
Bell Atlantic
  Corporation (1)..................     39,922,276                 0        39,922,276           36.97%           30.93%
Dallah Albaraka Holding Company
  (2)..............................     21,910,694         1,120,537        20,790,157           20.29%           16.11%
Telecom Asia Corporation Public
  Co. Ltd. (3).....................     18,130,114         2,968,865        15,161,249           16.79%           11.75%
Marubeni Corporation (4)...........     10,124,612           517,784         9,606,828            9.38%            7.44%
The Asian Infrastructure Fund
  (5)..............................      9,065,057           463,597         8,601,460            8.39%            6.66%
General Electric Capital
  Corporation (6)..................      2,744,415           140,353         2,604,062            2.54%            2.02%
Abdul Latif Omar Ghurab (7)........        411,415            21,040           390,375            0.38%            0.30%
Abdul Aziz Abdullah Kamel (7)......        411,415            21,040           390,375            0.38%            0.30%
AT&T Capital Corporation (8).......        914,805            46,784           868,021            0.85%            0.67%
Reja Sabet (9).....................        932,501                 0           932,501            0.86%            0.72%
Hormoz Sabet (9)...................        932,501                 0           932,501            0.86%            0.72%
Spinconsult SA (9).................        466,251                 0           466,251            0.43%            0.36%
All directors and executive
  officers as a group (11 persons)
  (10).............................      2,016,040                 0         2,016,040            1.87%            1.56%
Total..............................    107,982,096         5,300,000       102,682,096          100.00%           79.54%


------------------------

(1) Bell Atlantic Corporation is the ultimate parent of a wholly owned subsidiary, Bell Atlantic Network Systems Company, which directly owns our shares. The business address of the direct owner is: Bell Atlantic Network Systems Company, 4 West Red Oak Lane, White Plains, NY 10604, U.S.A.


(2) Dallah Albaraka Holding Company is the parent of a wholly-owned subsidiary, Rathburn Limited, which directly owns our shares. The business address of the direct owner is: Rathburn Limited, Abbott Building, Main Street,
    P.O. Box 3186, Road Town, Tortola, BVI.


(3) Telecom Asia Corporation Public Co. Ltd. is the ultimate parent of a wholly owned subsidiary, K.I.N. (Thailand) Co., Ltd., which directly owns our shares. The business address of the direct owner is: K.I.N. (Thailand) Co., Ltd., c/o Telecom Holdings Company Limited, 30th Floor, Telecom Tower, 18 Ratchadaphisak Road, Huai Khwang, Bangkok 10310, Thailand. Bell Atlantic holds approximately 19% of the shares of Telecom Asia Corporation Public Co. Ltd.

(4) Marubeni Corporation is the ultimate parent of a wholly owned subsidiary, Marubeni Telecom Development Limited, which directly owns our shares. The business address of the direct owner is: Marubeni Telecom Development Limited, Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda.

(5) The business address of The Asian Infrastructure Fund is: c/o Caledonian Bank & Trust Limited, Caledonian House, Mary Street, Georgetown, Grand Cayman, Cayman Islands, BWI.

(6) General Electric Capital Corporation is the ultimate parent of an indirect wholly owned subsidiary, GE Capital Project Finance VI Ltd., which directly owns our shares. The business address of the direct owner, GE Capital Project Finance VI Ltd., is Clarendon House, Church Street West, Hamilton HMCX, Bermuda.

(7) Rathburn Limited previously owned the identified shares. Rathburn Limited transferred these shares to Mr. Ghurab and Mr. Kamel in early January 2000. The address for these shareholders is c/o Dallah Albaraka Group, P.O. Box 430, Dallah Tower, Palestine Road, Jeddah 21411, Saudi Arabia.

(8) The business address of AT&T Capital Corporation is: 44 Whippany Road, Morristown, NJ 07926, U.S.A.

(9) Gulf Associates Communications, Limited previously owned the identified shares. Gulf Associates distributed these shares to Spinconsult, Reja Sabet and Hormoz Sabet in the second quarter of 1999. The address for these shareholders is 30 Rockefeller Plaza, New York, NY 10012.

(10) The beneficial share ownership of our directors and executive officers as a group consists solely of shares that may be acquired within sixty days of the date of this prospectus by exercising options. Those shares are also deemed to be outstanding for purposes of calculating the percentage ownership of these persons.

                              CERTAIN TRANSACTIONS

    There exist various agreements between our subsidiaries and our shareholders (or their affiliates) for the development, construction, operation, financing and marketing of the FLAG Europe-Asia cable system and the FLAG Atlantic-1 system. The following paragraphs are a summary of the material provisions of certain of these agreements.

PROGRAM MANAGEMENT SERVICES AGREEMENT

    Under the terms of the Program Management Services Agreement, Bell Atlantic Network Systems, one of our shareholders, managed all aspects of the planning and construction of the FLAG Europe-Asia cable system including the regulatory aspects, physical layout, development of specifications, evaluation of contract bids, negotiation of the construction and maintenance agreement and supplemental arrangements, development of restoration plans, development of an operations and maintenance plan, development of a quality assurance plan and management of the actual construction and installation of the FLAG Europe-Asia cable system. FLAG Limited, in consideration of such services, agreed to reimburse Bell Atlantic Network Systems for all costs and out-of-pocket expenses incurred in connection with performing such services, plus a fee equal to 16% of payroll costs and certain outside contractor and consultant costs. In May 1998, FLAG Limited entered into a Termination and Release Agreement providing for the termination of the program management services provided by Bell Atlantic Network Systems. The total payments made under these agreements to settle all outstanding liabilities were $70.0 million.

MARKETING SERVICES AGREEMENT

    FLAG Limited and Bell Atlantic Network Systems entered into a Marketing Services Agreement pursuant to which Bell Atlantic Network Systems was responsible for marketing the assignable capacity of the FLAG Europe-Asia cable system. Bell Atlantic Network Systems was appointed the exclusive sales agent for FLAG Limited throughout the world and bore all marketing expenses and costs it incurred in connection with these marketing services. FLAG Limited agreed to pay commissions at the rate of 4% of commitments obtained prior to July 3, 1995 and 3% of the commitments obtained thereafter. From inception through September 1999, FLAG Limited incurred commissions and other costs in the amount of $18.4 million. In May 1998, under a Marketing Transition Agreement, FLAG Limited and Bell Atlantic Network Systems agreed to terminate the Marketing Services Agreement.

Under the Marketing Transition Agreement, FLAG Limited agreed to pay certain closing down expenses, certain commissions in connection with their pre-termination activities, and up to $3.0 million in commissions resulting from certain post-termination sales. In this regard, FLAG Limited incurred
$0.5 million in closing down expenses, $15.9 million related to commissions in connection with pre-termination sales activity and $2.0 million in connection with post-termination sales activity. No further commissions are due in relation to post-termination sales activity. As at September 30, 1999, $1.7 million of the above remained unpaid and fully accrued by FLAG Limited. Also, under the Marketing Transition Agreement, FLAG Limited agreed to pay a 50% commission in the event that Bell Atlantic Network Systems or an affiliate secures the sale of four whole DS3s on the FLAG Europe-Asia cable system. No such sales have occurred to date.

CONSTRUCTION CONTRACT

    Under FLAG Limited's previous credit facility, in order to obtain political risk insurance through the Ministry of International Trade and Industry of Japan, FLAG Limited named Marubeni, one of our indirect beneficial shareholders, as a nominal contractor under the construction contract. The construction contract provided that payments for substantially all of the goods and services that were sourced from outside of the United States were to be remitted through Marubeni to the relevant contractor. FLAG Limited made no payments to Marubeni in connection with its acting as nominal contractor.

PREVIOUS CREDIT FACILITY

    Marubeni was the administrative agent for Tranche B of FLAG Limited's previous credit facility and was paid a customary agency fee. FLAG Limited has retired all amounts outstanding under this credit facility, including the Tranche B indebtedness. From inception to March 31, 1998, $15.5 million in fees were paid to Marubeni.

CONTINGENT SPONSOR SUPPORT AGREEMENTS

    As a condition to obtaining FLAG Limited's previous credit facility, certain of FLAG Limited's then-existing shareholders entered into Contingent Sponsor Support Agreements to provide up to $500 million of additional equity contributions in the event of certain defaults. FLAG Limited's previous credit facility has been repaid, which benefitted the affected shareholders by releasing them from their contingent obligations under the Contingent Sponsor Support Agreements.

EMPLOYEE SERVICES AGREEMENT

    FLAG Limited has entered into an Employee Services Agreement with Bell Atlantic Global Systems under which Bell Atlantic Global Systems has seconded certain employees to FLAG Limited. As of September 1, 1999, two Bell Atlantic Global Systems employees were seconded to FLAG Limited. FLAG Limited incurred total costs of $217,000 for this service from February 27, 1999 to September 30, 1999.

CAPACITY PURCHASE AGREEMENTS

    Bell Atlantic has agreed to purchase $15 million of capacity on the FLAG Atlantic-1 cable system under a Capacity Purchase Agreement. GTE has agreed to purchase $7.5 million of capacity on the FLAG Atlantic-1 cable system pursuant to a separate Capacity Purchase Agreement. On June 27, 1998, Bell Atlantic Corporation and GTE Corporation entered into an Agreement and Plan of Merger.

PRIMARY SUPPLIER AGREEMENT


    We recently entered into a Primary Supplier Agreement with Bell Atlantic Global Systems under which Bell Atlantic Global Systems has agreed to purchase from us 50% of the undersea facilities based communications capacity in any fiber optic cable needed by Bell Atlantic Global Systems or any of its affiliates in each of the four calendar years beginning on January 1, 2000. The purchase of capacity may be on the FLAG Europe-Asia cable system, the FLAG Atlantic-1 cable system or any additional system constructed or acquired in the future and may be effected by executing Capacity Purchase Agreements with us or any of our affiliates.


EXCHANGE AGREEMENT AND PLAN OF REORGANIZATION; TAX AGREEMENT

    On February 26, 1999, FLAG Limited's shareholders other than Bell Atlantic Network Systems exchanged their common shares in FLAG Limited for common shares in FLAG Telecom. Bell Atlantic Network Systems, however, exchanged only a limited portion of its common shares in FLAG Limited for 3,666,155 common shares in FLAG Telecom. At the same time, Bell Atlantic Network Systems and FLAG Telecom entered into an Exchange Agreement and Plan of Reorganization providing that Bell Atlantic Network Systems' remaining common shares in FLAG Limited would be exchanged for common shares in FLAG Telecom in the event that, prior to February 26, 2002, Bell Atlantic received certain regulatory approvals from the Federal Communications Commission allowing Bell Atlantic to offer long distance service. Effective January 4, 2000, Bell Atlantic Network Systems exchanged the remaining 36,256,121 common shares it held in FLAG Limited for an equivalent number of common shares in FLAG Telecom.

    The initial transfer by Bell Atlantic Network Systems of some of its common shares in FLAG Limited and the subsequent transfer by Bell Atlantic Network Systems of its remaining shares in FLAG Limited are intended to be treated as tax-free transactions for United States federal income tax purposes. Under a tax agreement between FLAG Telecom and Bell Atlantic Network Systems, FLAG Telecom agreed (1) to make customary representations that are designed to ensure that each exchange is treated as a tax-free transaction and (2) not to dispose of any shares in FLAG Limited or to permit FLAG Limited to dispose of substantially all of its assets for a five-year period following the initial or any subsequent exchange of shares. Any breach of this agreement would require FLAG Telecom to indemnify Bell Atlantic and Bell Atlantic Network Systems against any resulting United States federal, state or local tax consequences.

                          DESCRIPTION OF CAPITAL STOCK

    Immediately following the completion of this offering, our authorized capital stock will consist of 300,000,000 common shares, par value $.0006 per share. Upon completion of this offering, there will be 127,066,056 outstanding common shares and outstanding options to purchase 4,111,040 common shares.

COMMON SHARES

    The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our Board of Directors may from time-to-time determine. Each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in our Memorandum of Association, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election (subject to the rights of certain shareholders to appoint directors, as described below). After this offering, we will have a staggered Board of Directors, with one-third of our directors being selected each year. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

OPTIONS

    As of January 1, 2000, (1) options to purchase a total of 4,111,040 common shares were outstanding or had been approved and (2) up to 2,652,751 additional common shares may be subject to options granted in the future under our option plan. All of the options are subject to standard anti-dilution provisions.

BERMUDA LAW

    We are an exempted company organized under the Companies Act 1981 of Bermuda. The rights of our shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our Memorandum of Association and By-laws. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents.

    DIVIDENDS. Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

    VOTING RIGHTS. Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our By-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our By-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast, on a show of hands, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote for each common share held by the shareholder.

    RIGHTS IN LIQUIDATION. Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding up are distributed PRO RATA among the holders of the company's common shares.

    MEETINGS OF SHAREHOLDERS. Under Bermuda law, a company is required to convene at least one general shareholders' meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least 5 days' advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our By-laws, we must give each shareholder at least 20 days' notice of the annual general meeting and of any special general meeting.

    Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the By-laws of a company. Our By-laws provide that the presence in person or by proxy of the holders of more than 50.1% of our issued common shares constitutes a quorum.

    ACCESS TO BOOKS AND RECORDS AND DISSEMINATION OF INFORMATION. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company's Certificate of Incorporation, its Memorandum of Association (including its objects and powers) and any alteration to its Memorandum of Association. The shareholders have the additional right to inspect the by-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than 2 hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

    ELECTION OR REMOVAL OF DIRECTORS. Under Bermuda law and our By-laws, directors are elected or appointed at the annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed or resign. Following the consummation of this offering, we will have a staggered Board of Directors. At the first annual general meeting after this offering, all current directors will be required to resign and, at every subsequent annual general meeting, one-third of the directors will be required to resign. Our By-laws provide that a shareholder is entitled to elect one member of our Board of Directors for each 9% of our issued and outstanding common shares held by that shareholder. Consequently, Bell Atlantic will be entitled to appoint three of our directors. Two of our shareholders, Bell Atlantic and Rathburn Limited, are each entitled to elect one member of our Board of Directors as long as they hold any common shares. In addition, another shareholder may elect one member of our Board of Directors as long as this shareholder is required under FLAG Limited's credit facility to directly or indirectly hold at least 5% of FLAG Limited's common shares.

    Under Bermuda law and our By-laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days' notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

    BOARD ACTIONS. Our By-laws provide that certain actions required to be approved by our Board of Directors must be approved by two-thirds of the votes present and entitled to be cast at a properly convened meeting of our Board of Directors.

    AMENDMENT OF MEMORANDUM OF ASSOCIATION AND BY-LAWS. Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the Memorandum of Association, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act 1981 of Bermuda, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. Our By-laws may be amended by the Board of Directors if the amendment is approved by a vote of two-thirds of the votes cast by our directors and by our shareholders by a resolution passed by a majority of votes cast at a general meeting.

    Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company's issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act 1981 of Bermuda. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the Memorandum of Association must be made within 21 days after the date on which the resolution altering the company's memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

    APPRAISAL RIGHTS AND SHAREHOLDER SUITS. Under Bermuda law, in the event of an amalgamation of two Bermuda companies, a shareholder who is not satisfied that fair value has been paid for his stock may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares. Under Bermuda law, an amalgamation also requires the consent of the Bermuda Minister of Finance, who may grant or withhold such consent at his discretion.

    Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's Memorandum of Association or by-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

    When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or compelling the purchase of the stock by any shareholder, by other shareholders or by the company.

TRANSFER AGENT AND REGISTRAR

    American Stock Transfer & Trust Company will serve as transfer agent and registrar for the common shares.

LISTING


    We have applied to have the common shares included for quotation on the Nasdaq National Market under the symbol "FTHL"and for listing on the London Stock Exchange under the symbol

"FTL." The LSE shares will be quoted on SEAQI in pounds sterling and settlement will take place through Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System and Clearstream Banking S.A. (formerly Cedelbank) in pounds sterling. The Nasdaq shares will be quoted on Nasdaq in U.S. dollars and settlement will take place through The Depository Trust Company in U.S. dollars. The LSE shares may be exchanged for Nasdaq shares, and vice versa, through the applicable procedures of the relevant clearing agency.


REGISTRATION RIGHTS

    We have previously granted to AT&T Capital Corporation and GE Capital Project Finance VI Ltd. certain piggy-back registration rights which allow them to register for resale the common shares held by them whenever we propose, on behalf of us or third parties, to register the issuance of common shares. AT&T Capital Corporation and GE Capital Project Finance VI Ltd. have elected to exercise these rights in connection with this offering.

    We have also previously granted to some of our executive officers piggy-back registration rights with respect to common shares issuable to such officers upon the exercise of options granted under our long-term incentive plan.

    We intend to enter into a Registration Rights Agreement, which will become effective upon completion of this offering, with our existing shareholders pursuant to which, subject to various restrictions and limitations stated therein, we will provide to these stockholders a number of demand and piggy-back registration rights.

    The piggyback registration rights allow the shareholders to register the common shares issued or issuable to them whenever we propose to register any securities for our own or another's account under the Securities Act for a public offering, other than:

    - any shelf registration of common shares to be used as consideration for acquisitions of additional businesses; and

    - registrations relating to employee benefit plans.

    The shareholders will also have the right, on 13 occasions in the aggregate, to require that we register under the Securities Act any or all of the common shares issued or issuable to them. None of these registrations may be demanded within the first six months after the closing of this offering. The demand and piggyback registration rights apply to the shareholders and to any transferee of shares held by a shareholder who agrees to be bound by the terms of the Registration Rights Agreement.

    We have agreed to pay all costs of the demand and piggyback registrations, other than underwriting discounts and commissions. All of these registration rights are subject to conditions and limitations, including (1) the right of underwriters of an offering to limit the number of shares included in that registration and (2) our right not to effect more than one demand registration within any six month period and within 90 days after the effective date of any registration statement for the offering of our securities.

                        SHARES ELIGIBLE FOR FUTURE SALE

    After this offering, we will have outstanding 127,066,056 common shares, or 128,386,056 shares if the underwriters exercise their over-allotment option in full. Of these shares, the 26,400,000 shares that we and the selling shareholders expect to sell in this offering, or 30,360,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradable in the public market without restriction under the Securities Act, unless these shares are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

    The remaining 100,666,056 common shares (or 98,026,056 shares if the underwriters exercise their over-allotment option in full, in each case exclusive of shares issuable to our directors and officers upon exercise of options granted under our long term incentive plan) that will be outstanding after this offering will be restricted shares. We issued and sold the restricted shares in private transactions in reliance on exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act, or if they qualify for an exemption from registration including pursuant to Rule 144 or 701 or in an offshore transaction pursuant to Regulation S under the Securities Act. On the date of the expiration of the lock-up agreements, all of the remaining 100,666,056 shares will be eligible for sale, subject to holding period, volume, manner of sale and other limitations under Rule 144.

    Under lock-up agreements with the underwriters, all of the executive officers, directors and most of our shareholders, who following this offering will collectively hold approximately 98% of our outstanding restricted shares, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of these shares for a period of 180 days from the date of this prospectus. We also have entered into an agreement with the underwriters that we will not offer, sell or otherwise dispose of common shares for a period of 180 days from the date of this prospectus other than upon exercise of currently outstanding options or warrants or upon the issuance of options to employees, consultants and directors under our stock option plan. These agreements are subject to certain exceptions described in "Underwriting" and may be waived in writing by Salomon Smith Barney Inc.

    Following the expiration of these lock-up periods, some of the shares issued upon exercise of options we granted prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of these shares in reliance upon Rule 144 under the Securities Act, but without compliance with some of its restrictions, including the holding-period requirement, imposed under Rule 144. Under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year would be entitled to sell in any three-month period that number of common shares up to the greater of:

    - 1% of the then-outstanding common shares, or approximately 1,270,660 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option and

    - the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of a Form 144 with respect to this sale.

    Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who has not been an affiliate of ours during the preceding 90 days and who has beneficially owned the restricted shares for at least two years is entitled to sell them without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    After the completion of this offering, we intend to file a registration statement under the Securities Act to register all shares issuable on exercise of stock options or other awards granted or to be granted under our long term incentive plan. After this registration statement becomes effective, and subject to some of the restrictions under Rule 144, those shares will be freely saleable in the public market immediately following exercise of these options.

    In addition, we may decide to register additional common shares under the Securities Act after the closing of this offering for use by us as consideration for future acquisitions. Upon such registration and issuance, these shares generally will be freely tradable, unless the resale thereof is contractually restricted or unless the holders thereof are subject to the restrictions on resale provided in Rule 145 under the Securities Act. We will not be able to issue the shares, however, without Salomon Smith Barney Inc.'s consent during the 180 days after the date of this prospectus.

    There has been no public market for the common shares prior to this offering and we cannot assure you that an active public market for the common shares will develop or be sustained after completion of this offering. Sales of substantial amounts of the common shares, or the perception that these sales could occur, could adversely affect the prevailing market price of the common shares and could impair our ability to raise capital or effect acquisitions through the issuance of common shares.

                               TAX CONSIDERATIONS

TAXATION OF FLAG TELECOM

    We believe that a significant portion of our income will not be subject to tax by Bermuda, which currently has no corporate income tax, or by other countries in which we conduct activities or in which our customers are located, including the United States. However, this belief is based upon the anticipated nature and conduct of our business, which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities, which position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. In addition, payments due to us from our customers may be subject to withholding tax or other tax claims in amounts that exceed the taxation that we anticipate based upon our current and anticipated business practices and the current tax regime.

BERMUDA TAX CONSIDERATIONS

    Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of FLAG Telecom, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 1999 is $1,695.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    FLAG Telecom and its non-United States subsidiaries will be subject to United States federal income tax at regular corporate rates, and possibly to United States branch profits tax, on any income that is effectively connected with the conduct of a trade or business within the United States, and will be required to file federal income tax returns with respect to that income. We intend to conduct our operations so as to minimize the amount of effectively-connected income. However, no assurance can be given that the Internal Revenue Service (IRS) will agree with the positions that we take in this regard. Our United States subsidiaries will be subject to United States federal income tax on their worldwide income regardless of its source, subject to reduction by allowable foreign tax credits, and distributions that our United States subsidiaries make to FLAG Telecom or to our non-United States subsidiaries generally will be subject to United States withholding tax.

TAXATION OF SHAREHOLDERS

BERMUDA TAX CONSIDERATIONS

    Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the common shares or on any payments made on the common shares. See "Taxation of FLAG Telecom--Bermuda Tax Considerations" for a description of the undertaking on taxes that we obtained from the Minister of Finance of Bermuda.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the material United States federal income tax considerations arising from the acquisition, ownership and disposition of the common shares by a United States holder. A United States holder is:

    - an individual citizen or resident of the United States;

    - a corporation created or organized in or under the laws of the United States or any of its political subdivisions; or

    - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

    This summary deals only with common shares that are held as a capital asset by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, including:

    - dealers or traders in securities or currencies;

    - financial institutions or other United States holders that treat income in respect of the common shares as financial services income;

    - insurance companies;

    - tax-exempt entities;

    - United States holders that hold the common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

    - United States holders that own, or are deemed for United States tax purposes to own, 10% or more of the total combined voting power of all classes of our voting stock;

    - United States holders that have a principal place of business or "tax home" outside the United States; or

    - United States holders whose "functional currency" is not the United States dollar.

    The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date of this prospectus; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

    BECAUSE UNITED STATES TAX CONSEQUENCES MAY DIFFER FROM ONE HOLDER TO THE NEXT, THE DISCUSSION SET OUT BELOW DOES NOT PURPORT TO DESCRIBE ALL OF THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO YOU AND YOUR PARTICULAR SITUATION. ACCORDINGLY, YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE UNITED STATES FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF INVESTING IN THE COMMON SHARES. THE STATEMENTS OF UNITED STATES TAX LAW SET OUT BELOW ARE BASED ON THE LAWS AND INTERPRETATIONS IN FORCE AS OF THE DATE OF THIS PROSPECTUS, AND ARE SUBJECT TO ANY CHANGES OCCURRING AFTER THAT DATE.

    We believe, and the discussion below therefore assumes, that FLAG Telecom and its non-United States subsidiaries are not and will not become foreign personal holding companies for United States federal income tax purposes.

DISTRIBUTIONS

    Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions that we make with respect to the common shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as ordinary dividend income to the extent that the distributions do not exceed the current and accumulated earnings and profits of FLAG Telecom. Distributions, if any, in excess of the current and accumulated earnings and profits of FLAG Telecom will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder's tax basis in the common shares. To the extent that distributions in excess of FLAG Telecom's current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, the excess generally will be treated as capital gain.

    Dividends that we pay generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and as investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under
Section 243 of the Internal Revenue Code.

    For United States foreign tax credit purposes, if at least 50% of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (all of our dividends, if we do not meet the 50% test described above) will be treated as foreign-source income and generally will be treated as passive income, subject to the separate foreign tax credit limitation for passive income. However, if, in any taxable year, we have earnings and profits and less than 10% of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income.

SALE OR EXCHANGE

    Subject to the discussion below under "Passive Foreign Investment Company Considerations," upon a sale or exchange of common shares to a person other than FLAG Telecom, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder's adjusted tax basis in the common shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares for more than one year.

    Gain realized by a United States holder on the sale or exchange of the common shares generally will be treated as United States-source gain, and, under recently-promulgated Treasury regulations, loss realized by a United States holder on the sale or exchange of the common shares generally will be treated as United States-source loss, for United States foreign tax credit purposes.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

    PFIC CLASSIFICATION

    Special and adverse United States tax rules apply to a United States holder that holds an interest in a passive foreign investment company (PFIC). In general, a PFIC is any non-United States corporation, if (1) 75% or more of the gross income of the corporation for the taxable year is passive income (the PFIC income test) or (2) the average percentage of assets held by the corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50% (the PFIC asset test). In applying the PFIC income test and the PFIC asset test, a corporation that owns, directly or indirectly, at least 25% by value of the stock of a second corporation must take into account its proportionate share of the second corporation's income and assets.

    If a corporation is classified as a PFIC for any year during which a United States person is a shareholder, then the corporation generally will continue to be treated as a PFIC with respect to that shareholder in all succeeding years, regardless of whether the corporation continues to meet the PFIC income test or the PFIC asset test, subject to elections to recognize gain that may be available to the shareholder.

    Although we are engaged through our subsidiaries in the conduct of a substantial and active business of selling and leasing telecommunications capacity, it is possible that we could be treated as a PFIC, if, in any taxable year, (1) a sufficient portion of our income or assets is considered to be passive under the PFIC provisions or (2) we hold a relatively large amount of passive assets such as cash and marketable securities, including cash derived from our issuance of common shares. Based on our operations to date and current projections concerning the composition of our income and assets, we do not believe that we will be treated as a PFIC for our taxable year ending
December 31, 1999 or for any future year. However, this conclusion is based in part on our current projections and expectations as to our future business activity, and also is based in part on interpretations of existing law that we believe are reasonable, but that have not been approved by any taxing authority. Accordingly, we can provide no assurance that we will not be treated as a PFIC for our taxable year ending December 31, 1999 or for any future taxable year.

    CONSEQUENCES OF PFIC STATUS

    If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, then, subject to the discussion of the qualified electing fund (QEF) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime (1) in respect of gains realized on the sale or other disposition of our common shares and (2) in respect of distributions on our common shares to the extent that those distributions are treated as excess distributions. The adverse tax consequences include taxation of such gain or excess distribution at ordinary income tax rates and payment of an interest charge on tax that is deemed to have been deferred with respect to such gain or excess distribution. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125% of the average distributions made by the PFIC during a specified base period.

    In some circumstances, a United States holder may avoid the unfavorable consequences of the PFIC rules by making a QEF election with respect to FLAG Telecom. A QEF election effectively would require an electing United States holder to include in income currently its pro rata share of the ordinary earnings and net capital gain of FLAG Telecom. However, a United States holder cannot elect QEF status with respect to FLAG Telecom unless we comply with certain reporting requirements and we cannot assure that we will provide the required information.


    A United States holder that holds "marketable" stock in a PFIC may, in lieu of making a QEF election, avoid some of the unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. Under recently-promulgated regulations, the common shares will be treated as marketable stock for a calendar year if the common shares are traded on the NASDAQ National Market, in other than de minimis quantities, on at least 15 days during each calendar quarter of the year. A United States holder that makes the mark-to-market election generally will be required to include in income each year as ordinary income an amount equal to the increase in value of our common shares for that year, regardless of whether the United States holder actually sells the common shares. The United States holder generally will be allowed a deduction for the decrease in value of our common shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules (reduced by prior deductions under the mark-to-market rules). Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income.


    You are urged to consult your own tax advisor regarding the possible classification of FLAG Telecom as a PFIC, as well as the potential tax consequences arising from the ownership and disposition, directly or indirectly, of interests in a PFIC.

BACKUP WITHHOLDING TAX

    Backup withholding tax at a rate of 31% may apply to payments of dividends and to certain payments of proceeds from the sale or other disposition of the common shares within the United States by a non-corporate United States holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and may be credited against a United States holder's United States federal income tax liability, provided that correct information is provided to the IRS.

                                  UNDERWRITING

    The global offering consists of (1) an offering of an aggregate of common shares in the United States and Canada and (2) an offering of an
aggregate of       common shares outside the United States and Canada. Salomon
Smith Barney Inc. is the global coordinator and sole bookrunner of the global offering.

    Subject to the terms and conditions stated in the U.S. underwriting agreement dated the date hereof, each U.S. underwriter named below has severally agreed to purchase, and FLAG Telecom and the selling shareholders have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                              NUMBER OF
NAME                                                            SHARES
----                                                          ----------
Salomon Smith Barney Inc. ..................................
Deutsche Bank Securities Inc................................
Goldman, Sachs & Co. .......................................
Morgan Stanley & Co. Incorporated...........................
Warburg Dillon Read LLC.....................................
                                                              ----------
    Total...................................................
                                                              ==========

    The U.S. underwriting agreement provides that the obligations of the several U.S. underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The U.S. underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The U.S. underwriters, for whom Salomon Smith Barney Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Warburg Dillon Read LLC are acting as U.S. representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers
at the public offering price less a concession not in excess of $         per
share. The underwriters may allow, and such dealers may reallow, a concession
not in excess of $         per share on sales to certain other dealers. If all
of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

    FLAG Telecom and certain of the selling shareholders have granted to the U.S. underwriters an option, exercisable for 30 days from the date of this
prospectus, to purchase up to           additional common shares at the public
offering price less the underwriting discount. Two thirds of the common shares subject to the over-allotment option shall be sold by the selling shareholders and one third of the common shares subject to the over-allotment option shall be sold by FLAG Telecom for its own account upon any exercise of the over-allotment option by the underwriters. The U.S. underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each U.S. underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

    FLAG Telecom and the selling shareholders have also entered into an underwriting agreement with a syndicate of international underwriters providing
for the concurrent offer and sale of       common shares outside the United
States and Canada. The offering price and aggregate underwriting discounts and commissions per share for the U.S. offering and the international offering are identical. In addition, the U.S. and international offerings are each conditioned upon the closing of the other.

    The U.S. and international underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer common shares. The U.S. and international underwriters have also agreed that they may sell common shares between their respective underwriting syndicates.

    FLAG Telecom, its officers and directors and certain shareholders (including the selling shareholders) have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any common shares of FLAG Telecom or any securities convertible into or exchangeable for common shares. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. These lock-up agreements do not apply to issuances by FLAG Telecom of shares under certain employee incentive programs, the filing of a shelf registration statement by FLAG Telecom with respect to shares to be issued as acquisition currency, or dispositions of shares by the selling shareholders pursuant to a merger or tender offer on terms available to shareholders generally.

    Prior to this offering, there has been no public market for the common shares. Consequently, the initial public offering price for the shares will be determined by negotiations among FLAG, the selling shareholders, and the representatives. Among the factors considered in determining the initial public offering price will be FLAG Telecom's record of operations, its current financial condition, its future prospects, its markets, the economic conditions in and future prospects for the industry in which FLAG Telecom competes, its management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to FLAG Telecom. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common shares will develop and continue after this offering.

    FLAG Telecom has applied to have the common shares included for quotation on the Nasdaq National Market under the symbol "FTHL" and listed on the London Stock Exchange under the symbol "FTL".

    The following table shows the underwriting discounts and commissions to be paid to the U.S. underwriters by FLAG Telecom and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares. The underwriters will pay their expenses out of these amounts.

                                                                                     PAID BY SELLING
                                                    PAID BY FLAG TELECOM              SHAREHOLDERS
                                                 ---------------------------   ---------------------------
                                                 NO EXERCISE   FULL EXERCISE   NO EXERCISE   FULL EXERCISE
                                                 -----------   -------------   -----------   -------------
Per share......................................       $              $              $              $
Total..........................................       $              $              $              $

    FLAG Telecom estimates that the total expenses of this offering will be approximately $3 million.

    In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell common shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common shares made for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

    Any of these activities may cause the price of the common shares to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market, on the London Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

    The underwriting agreements require the underwriters to pay for the shares in U.S. dollars. However, investors will pay for the shares issued in a form eligible for trading on the London Stock Exchange in pounds sterling. Salomon Brothers International Limited will convert pounds sterling that the international underwriters receive into U.S. dollars at an exchange rate of
$    to L1. This rate includes a customary commission.

    The representatives have performed certain investment banking and advisory services for FLAG Telecom from time to time for which it has received customary fees and expenses. The representative may, from time to time, engage in transactions with and perform services for FLAG Telecom in the ordinary course of its business.

    FLAG Telecom and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

    The validity of the issuance of the common shares offered in this prospectus, the matter of enforcement of judgments in Bermuda and Bermuda tax consequences will be passed on by Appleby, Spurling & Kempe, Hamilton, Bermuda, counsel to FLAG Telecom. United States legal matters related to this offering, including matters of United States law, will be passed upon for FLAG Telecom by Morgan, Lewis & Bockius LLP, New York, New York and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

    The financial statements and schedules of FLAG Telecom Holdings Limited for the period from incorporation to September 30, 1999 and FLAG Limited for the period from January 1, 1999 to February 26, 1999 and for the the years ended December 31, 1998, 1997 and 1996 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

    FLAG Telecom has filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act of 1933 with respect to the common shares offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information in the registration statement. Certain portions of the registration statement contain exhibits and schedules which have been omitted from this prospectus as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and our common shares offered in this prospectus, we refer you to the registration statement and to its exhibits and schedules. You may inspect the registration statement, including all its exhibits and schedules, without charge at the principal office of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, DC 20549, and at the following regional offices of the Securities and Exchange Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and
7 World Trade Center, 13th Floor, New York, New York 10048. You may obtain copies of this material from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1204, Washington, DC 20549, at prescribed rates. In addition, we have applied for listing on the Nasdaq National Market. You may inspect reports and other information concerning FLAG Telecom at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC.

    Upon completion of this offering, we will be subject to informational requirements of some U.S. federal securities laws and, therefore, we will be required or have agreed to file periodic reports and other information with the Securities and Exchange Commission, except as described below. As a foreign private issuer, FLAG Telecom is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements. Additionally, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in
Section 16 of the Securities Exchange Act of 1934. In addition, under the Securities Exchange Act of 1934, we are not required to publish financial statements as frequently, as promptly or containing the same information as United States companies. However, we have agreed to provide our shareholders with reports on Form 10-Q and 10-K and to comply with the United States proxy rules. In addition, we will furnish to holders of common shares annual reports in English containing consolidated financial statements, prepared in accordance with U.S. GAAP, examined by our independent public auditors and including their report thereon. We also will make available quarterly reports containing condensed unaudited financial information for the first three fiscal quarters of each year, prepared in accordance with U.S. GAAP. We will generally furnish annual reports within 90 days after the end of each fiscal year, and make available quarterly reports within 45 days after the end of each of the first three fiscal quarters of each year. We will also provide the holders of common shares with notice of meetings of holders of common shares.

    The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission's web-site is http://www.sec.gov.

                              FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
FLAG Telecom Holdings Limited
Report of Independent Public Accountants (Arthur
  Andersen).................................................     F-2
Consolidated Balance Sheet as of September 30, 1999
  (audited).................................................     F-3
Consolidated Statement of Operations for the period from
  incorporation to September 30, 1999 (audited).............     F-4
Consolidated Statement of Comprehensive Income for the
  period from incorporation to September 30, 1999
  (audited).................................................     F-5
Consolidated Statement of Shareholders' Equity for the
  period from incorporation to September 30, 1999...........     F-6
Consolidated Statement of Cash Flows for the period from
  incorporation to September 30, 1999 (audited).............     F-7
Notes to Consolidated Financial Statements..................     F-8

FLAG Limited
Report of Independent Public Accountants (Arthur
  Andersen).................................................    F-21
Consolidated Balance Sheets as of February 26, 1999 and
  December 31, 1998 and 1997 (audited)......................    F-22
Consolidated Statements of Operations for the period from
  January 1, 1999 to February 26, 1999 and the years ended
  December 31, 1998, 1997 and 1996 (audited)................    F-23
Consolidated Statements of Comprehensive Income for the
  period from January 1, 1999 to February 26, 1999 and the
  years ended December 31, 1998, 1997 and 1996 (audited)....    F-24
Consolidated Statements of Shareholders' Equity for the
  period from January 1, 1999 to February 26, 1999 and the
  years ended December 31, 1998, 1997 and 1996 (audited)....    F-25
Consolidated Statements of Cash Flows for the period from
  January 1, 1999 to February 26, 1999 and the years ended
  December 31, 1998, 1997 and 1996 (audited)................    F-26
Notes to Consolidated Financial Statements..................    F-28
Consolidated Statement of Operations for the nine-month
  period ended September 30, 1998 (unaudited)...............    F-45
Consolidated Statement of Cash Flows for the nine-month
  period ended September 30, 1998 (unaudited)...............    F-46
Notes to Consolidated Financial Information for the
  nine-month period ended September 30, 1998................    F-47

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of FLAG Telecom Holdings Limited:

    We have audited the accompanying consolidated balance sheet of FLAG Telecom Holdings Limited (a Bermuda company) and subsidiaries (the "Group") as of September 30, 1999, and the related consolidated statement of operations, comprehensive income, shareholders' equity and cash flows for the period from incorporation to September 30, 1999. These financial statements are the responsibility of FLAG Telecom Holdings Limited's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FLAG Telecom Holdings Limited and subsidiaries as of September 30, 1999, and the consolidated results of their operations and their cash flows for the period from incorporation to September 30, 1999, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen & Co.
Hamilton, Bermuda
January 17, 2000

                         FLAG TELECOM HOLDINGS LIMITED

                           CONSOLIDATED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1999

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                 1999
                                                              ----------
ASSETS:
Current assets:
  Cash......................................................  $    2,836
  Accounts receivable, net of allowance for doubtful
    accounts of $7,454......................................     116,854
  Due from affiliate........................................       5,000
  Prepaid expenses and other assets.........................       4,906
                                                              ----------
                                                                 129,596

Funds held by collateral trustee............................     144,183
Capacity available for sale.................................     870,181
Capitalized financing costs, net of accumulated amortization
  of $2,731.................................................      11,119
Fixed assets, net...........................................     208,825
                                                              ----------
                                                              $1,363,904
                                                              ==========

LIABILITIES:
Current liabilities:
  Accrued construction costs................................  $   75,604
  Accrued liabilities.......................................      27,519
  Accounts payable..........................................       5,116
  Income taxes payable......................................       4,511
Deferred revenue and other..................................      17,635
                                                              ----------
                                                                 130,385

8 1/4% Senior Notes, due 2008, net of unamortized discount
  of $4,878.................................................     425,122
Long-term debt..............................................     223,000
Deferred revenue and other..................................     111,318
Deferred taxes..............................................       3,651
                                                              ----------
                                                                 893,476

MINORITY INTEREST...........................................     160,562

SHAREHOLDERS' EQUITY:
Common shares, $.0006 par value.............................           7
Other shareholders' equity..................................     308,547
Foreign currency translation adjustment.....................          (3)
Retained earnings...........................................       1,315
                                                              ----------
                                                                 309,866
                                                              ----------
                                                              $1,363,904
                                                              ==========

   The accompanying notes are an integral part of these financial statements.

                         FLAG TELECOM HOLDINGS LIMITED

                      CONSOLIDATED STATEMENT OF OPERATIONS

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                  1999
                                                              ------------
REVENUES:
  Capacity sales, net of discounts..........................  $     89,223
  Standby maintenance and restoration revenue...............        28,760
                                                              ------------
                                                                   117,983
SALES AND OTHER OPERATING EXPENSES:
  Cost of capacity sold.....................................        43,799
  Operations and maintenance (including non-cash
    compensation expense of $1,204).........................        17,419
  Sales and marketing (including non-cash compensation
    expense of $750)........................................         8,085
  General and administrative (including non-cash
    compensation expense of $1,510).........................        12,788
  Depreciation and amortization.............................         5,220
                                                              ------------
                                                                    87,311

OPERATING INCOME............................................        30,672
INTEREST EXPENSE............................................        31,264
INTEREST INCOME.............................................         4,924
                                                              ------------
INCOME BEFORE MINORITY INTEREST AND INCOME TAXES............         4,332
MINORITY INTEREST...........................................         1,919
                                                              ------------
INCOME BEFORE INCOME TAXES..................................         2,413
PROVISION FOR INCOME TAXES..................................         1,098
                                                              ------------
NET INCOME..................................................  $      1,315
                                                              ============

Basic and diluted income per common share...................  $       0.02
Weighted average common shares outstanding..................    69,709,935


   The accompanying notes are an integral part of these financial statements.

                         FLAG TELECOM HOLDINGS LIMITED

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

                      (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                1999
                                                              --------
NET INCOME..................................................   $1,315
Foreign currency translation adjustment.....................       (3)
                                                               ------
COMPREHENSIVE INCOME........................................   $1,312
                                                               ------

   The accompanying notes are an integral part of these financial statements.

                         FLAG TELECOM HOLDINGS LIMITED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                              FOREIGN
                               COMMON SHARES        ADDITIONAL                               CURRENCY         TOTAL
                           ----------------------    PAID-IN         STOCK       RETAINED   TRANSLATION   SHAREHOLDERS'
                             SHARES       AMOUNT     CAPITAL     COMPENSATION    EARNINGS   ADJUSTMENT       EQUITY
                           -----------   --------   ----------   -------------   --------   -----------   -------------
Opening Balance..........           --     $--       $     --      $     --       $   --       $  --        $     --
Issuance of shares in
  exchange for shares in
  FLAG Limited...........   69,709,935       7        305,083            --           --          --         305,090
Stock compensation
  accrued................           --      --         17,239       (17,239)          --          --              --
Stock compensation
  current year charge....           --      --             --         3,464           --          --           3,464
Foreign currency
  translation
  adjustment.............           --      --             --            --           --          (3)             (3)
Net income for period....           --      --             --            --        1,315          --           1,315
                           -----------     ---       --------      --------       ------       -----        --------
Balance, September 30,
  1999...................   69,709,935     $ 7       $322,322      $(13,775)      $1,315       $  (3)       $309,866
                           ===========     ===       ========      ========       ======       =====        ========

   The accompanying notes are an integral part of these financial statements.

                         FLAG TELECOM HOLDINGS LIMITED

                      CONSOLIDATED STATEMENT OF CASH FLOWS

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

                      (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                1999
                                                              ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income applicable to common shareholders................  $   1,315
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Minority interest.........................................      1,919
  Amortization of financing costs...........................        959
  Provision for doubtful accounts...........................      1,176
  Accretion of discount on 8 1/4% senior notes..............        345
  Stock compensation........................................      3,464
  Depreciation and amortization.............................      5,220
  Deferred taxes............................................        304
  Add (deduct) net changes in operating assets and
    liabilities:
    Accounts receivable.....................................    (28,681)
    Due from affiliate......................................     (5,000)
    Prepaid expenses and other assets.......................     (1,333)
    Capacity available for sale.............................     49,389
    Accounts payable and accrued liabilities................      9,701
    Income taxes payable....................................     (2,064)
    Due to affiliate........................................     (1,175)
    Deferred revenue and other..............................     26,574
                                                              ---------
      Net cash provided by operating activities.............     62,113
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt.................................    (33,500)
Decrease in funds held by collateral trustee................     74,953
                                                              ---------
      Net cash provided by financing activities.............  $  41,453
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for construction..................................   (101,365)
Purchase of fixed assets....................................     (1,271)
                                                              ---------
      Net cash used in investing activities.................   (102,636)
NET DECREASE IN CASH........................................        930
Effect of foreign currency movements........................        (10)
CASH, beginning of period...................................      1,916
                                                              ---------
CASH, end of year...........................................  $   2,836
                                                              =========
SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING ACTIVITIES:
Decrease in capacity available for sale.....................  $  60,389
Decrease in accrued construction costs......................    (11,000)
                                                              ---------
Cost of capacity sold.......................................  $  49,389
                                                              =========
SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING ACTIVITIES:
Increase in construction in progress........................  $  34,039
Decrease in accrued construction costs......................     67,326
                                                              ---------
Cash paid for construction in progress......................  $ 101,365
                                                              =========
SUPPLEMENTAL INFORMATION DISCLOSURE OF CASH FLOW
  INFORMATION:
Interest expense for period.................................  $  31,264
Amortization of financing costs.............................     (1,304)
Decrease (increase) in accrued interest payable.............     (4,170)
                                                              ---------
Interest paid...............................................  $  25,790
                                                              =========
Interest capitalized........................................  $   1,281
                                                              =========

   The accompanying notes are an integral part of these financial statements.

                         FLAG TELECOM HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

1. BACKGROUND

    FLAG Telecom was incorporated on February 3, 1999 to serve as the holding company for the FLAG Telecom group of companies. On February 26, 1999, FLAG Telecom acquired approximately 65.79% of FLAG Limited by exchanging 69,709,935 shares of FLAG Limited common stock for the same number of shares of FLAG Telecom common stock. The minority shareholder of FLAG Limited exchanged its remaining holding in FLAG Limited for shares in FLAG Telecom on January 4, 2000 such that on that date FLAG Limited became a wholly owned subsidiary of FLAG Telecom. This acquisition has been accounted for as a recapitalization such that no goodwill arises and assets and liabilities are reflected at carryover basis.

    The results of the operations of FLAG Limited have been included in the consolidated results of FLAG Telecom's operations since the date of acquisition.

    FLAG Limited is a facilities-based provider of telecommunications capacity to licensed international carriers through its ownership of the world's longest independent, privately-owned digital fiberoptic undersea cable system. The FLAG Europe-Asia cable system links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China, along a route which adjoins countries with approximately 70% of the world's population. The FLAG Europe-Asia cable system was constructed to address the growing demand for high performance, secure and cost-effective digital communications for voice, data and video along its route. FLAG Limited provides capacity on the FLAG Europe-Asia cable system at market-based prices to licensed international carriers. The FLAG Europe-Asia cable system, which was placed in commercial service on November 22, 1997, cost approximately $1.6 billion to construct, and consists of over 28,000 kilometers of fiberoptic cable.

    FLAG Telecom also has an indirect 50% interest in FLAG Atlantic Limited via FLAG Atlantic Holdings Limited, a wholly-owned subsidiary. FLAG Atlantic Limited is a joint venture company set up to build, own and operate a transatlantic fiberoptic cable system connecting the United States, United Kingdom and France. Global Telesystem Group, Inc. owns the other 50% interest in the venture. The transatlantic cable system will be designed to carry voice, high-speed data and video traffic. The FLAG Atlantic system is expected to be ready for service in the first quarter of 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

    These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in U.S. Dollars ("Dollars"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of

                         FLAG TELECOM HOLDINGS LIMITED

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are summarized as follows:

    a)  Basis of Consolidation

    The financial statements consolidate the financial statements of FLAG Telecom and its subsidiary companies after eliminating intercompany transactions and balances. Investments in which FLAG Telecom has an investment of 20%-50% or investments in which FLAG Telecom can assert significant influence, but does not control, are accounted for under the equity method.

    b)  Revenue Recognition

    Capacity contracts are accounted for as leases. For contracts that satisfy sales type lease accounting, revenues are recognized upon the date the risks and rewards of ownership are transferred to the purchaser, which is the date the capacity is made available for activation and the customer becomes responsible for maintenance charges. As a result of the issue of Interpretation 43 "Real Estate Sales, an interpretation of FASB Statement No. 66", ("FIN 43") capacity contracts entered into after June 30, 1999 must satisfy the additional requirements for sales of real estate to qualify for sales type lease accounting.

    Capacity contracts that do not qualify for sales type lease accounting are accounted for as operating leases and revenue is recognized over the term of the lease. Until June 30, 1999 revenues from operating lease transactions were considered incidental and recorded as a reduction of the capacity available for sale.

    Payments received from customers before the relevant criteria for revenue recognition are satisfied are included in deferred revenue.

    Because substantially all receivables under agreements qualifying as sales-type leases are receivable within 75 days of the date the risks and rewards of ownership are transferred to the customer, the accounts receivable balance in the accompanying balance sheets, representing the gross future minimum lease payments due, approximates the present value of future minimum lease payments. Amounts billed to customers for maintenance and repair services are invoiced separately from capacity lease payments. There are no guaranteed or unguaranteed residual values accruing to the benefit of the Group.

    In exchange for construction costs incurred, FLAG Limited had granted credits to suppliers toward future capacity. In addition, certain customers have committed to purchase capacity at a future date under signed capacity credit agreements. Such amounts received or receivable under these agreements and the capacity credits granted to suppliers are recorded as deferred revenue until the date the credits are utilized, at which time the deferred revenue is recognized as earned. Amounts receivable under these capacity agreements are reflected within accounts receivable in the accompanying balance sheets. Deferred revenue also includes amounts invoiced for standby maintenance which are applicable to future periods.

    For certain customers, FLAG Limited has granted price protection credits entitling them to additional capacity if FLAG Limited lowers its prices prior to December 31, 1999. In the period that it

                         FLAG TELECOM HOLDINGS LIMITED

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

becomes probable that FLAG Limited will lower its list prices, FLAG Limited records a provision for expected cost of sales for the additional units of capacity granted.

    Standby maintenance and restoration charges are invoiced separately from capacity sales. Revenues relating to standby maintenance and restoration are recognized over the period the service is provided.

    c)  Cost of Sales

    The cost relating to capacity sold under sales type lease contracts is recognized as cost of sales upon recognition of revenues. The amount charged to cost of sales is based on the ratio of capacity sales recognized as revenues in the period to total expected revenues over the entire life of the cable system multiplied by the total construction costs. This calculation of cost of sales matches costs with the relative sales value of each sale to total expected revenues.

    Management's estimate of total expected revenues over the life of the cable system may change due to a number of factors affecting estimated future revenues including changes in management's estimate of the units of capacity to be sold and changes in the expected sales value per unit of capacity to be sold. Additionally, the cost per unit will decrease in the event the capacity of the cable system is upgraded in the future to increase the units of capacity available for sale. Changes in management's estimate of total expected revenues over the life of the cable system will result in adjustments to the calculations of cost of sales. These adjustments will be recorded on a prospective basis over future periods commencing with the period management revises its estimate.

    Costs of the network relating to capacity contracts accounted for as operating leases are treated as fixed assets and depreciated over the remaining economic life of the network.

    d)  Commissions

    Commissions for purchase commitments are recognized as an expense upon recognition of the related revenues.

    e)  Capacity Available for Sale and Construction in Progress

    Capacity available for sale is recorded at the lower of cost or fair value less cost to sell and is charged to cost of sales as capacity is sold. Until contracts are entered into that preclude sales type lease accounting for a particular segment, the cost of such segment will remain in capacity available for sale. Construction in progress is transferred to capacity available for sale at the date it is completed and placed into commercial operation if the capacity contracts on the particular segment will satisfy sales type lease accounting rules. Construction in progress relating to other segments is transferred to fixed assets and depreciated over its remaining economic life. Construction in progress is stated at cost. Capitalized costs include costs incurred under the construction contract, engineering and consulting fees, legal fees related to obtaining landing right licenses, costs related to program management, costs for the route surveys, and other costs necessary for developing the cable system.

                         FLAG TELECOM HOLDINGS LIMITED

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    f)  Capitalized Financing Costs

    Costs incurred by FLAG Limited to obtain financing for the FLAG Europe-Asia cable system have been capitalized and are being amortized over the term of the related borrowings. Capitalized costs relating to existing financings are written off when a refinancing occurs.

    g)  Fixed Assets

    Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment..........................................  33 1/3% per annum
Fixtures and fittings.......................................  20% per annum
Leasehold improvement.......................................  remaining lease term
Motor vehicles..............................................  20% per annum
Network assets..............................................  6 2/3% per annum

    h)  Interest Rate Derivatives

    The Group uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates. The Group does not utilize derivative financial instruments for trading or other speculative purposes. The counterparties to these instruments are major financial institutions with high credit quality. The Group is exposed to credit loss in the event of nonperformance by these counterparties.

    At the end of March 1998, FLAG Limited entered into two interest rate swap agreements to manage its exposure to interest rate fluctuations on the $370,000 bank credit facility undertaken on January 30, 1998 (the "New Credit Facility"). Under the swap agreements, FLAG Limited pays a fixed rate of 5.60% on a notional amount of $60,000 and a fixed rate of 5.79% on a notional amount of $100,000 and the counterparty pays the floating rate based on LIBOR. The swap agreements terminate in January and July 2000, respectively, unless extended by an additional one year and six months, respectively, at the option of the counterparty.

    The 8 1/4% Senior Notes arising on the refinancing undertaken on January 30, 1998 (the "Senior Notes") accrue interest at the rate of 8 1/4% per annum paid semi-annually on January 30 and July 30 of each year, commencing on July 30, 1998 (see Note 4. "Long-term Debt"). Interest is expensed as it accrues. The Senior Notes are redeemable at FLAG Limited's option, in whole or in part, at any time on or after January 30, 2003, at specified option prices. In the event of any equity offering before January 31, 2001, FLAG Limited may use all or a portion of the net proceeds therefrom to redeem up to 33 1/3% of the original principal amount of the Senior Notes at a redemption price of 108.25% plus accrued and unpaid interest. If FLAG Limited has excess cash flow, as defined, for any fiscal year commencing in 2001, FLAG Limited is required, subject to certain exceptions and limitations, to make an offer to purchase the Senior Notes at specified prices. Upon a change in control, the noteholders may require FLAG Limited to purchase all or any portion of the outstanding notes at a price equal to 101% of the principal amount plus accrued but unpaid interest.

                         FLAG TELECOM HOLDINGS LIMITED

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    For interest rate derivatives to qualify for hedge accounting, the debt instrument being hedged must expose the Group to interest rate risk and, at the inception of the derivative instrument and throughout the period the derivative is held, there must be a high correlation of changes in the market value of the derivative and interest expense of the hedged item. Under hedge accounting, net interest payments due to or from the counterparties are recorded as an increase or deduction in interest expense.

    If an interest rate derivative instrument were to terminate or be replaced by another instrument and no longer qualify as a hedge instrument, then it would be marked to market and carried on the balance sheet at fair value.

    i)  Translation of Foreign Currencies

    Transactions in foreign currencies are translated into United States Dollars at the rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies at year end are translated into Dollars at the rate of exchange at that date. Foreign exchange gains or losses are reflected in the accompanying statements of operations.

    The statements of operations of overseas subsidiary undertakings are translated into United States Dollars at average exchange rates and the year-end net investments in these companies are translated at year-end exchange rates. Exchange differences arising from retranslation at year-end exchange rates of the opening net investments and results for the year are charged or credited directly to the cumulative translation adjustment in shareholders' equity.

    j)  Long Term Incentive Plan

    As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company has chosen to account for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and, accordingly, recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. The compensation expense is charged against operations ratably over the vesting period of the options.

    k)  Income Taxes

    Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements using enacted tax rates. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. Future tax benefits attributable to these differences, if any, are recognizable to the extent that realization of such benefits is more likely than not.

    l)  Net Income per Common Share

    Basic net income per common share is based on dividing net income applicable to common shareholders by the weighted average number of common shares outstanding in the period. Diluted net

                         FLAG TELECOM HOLDINGS LIMITED

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

income per common share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period.


    m) Impairment of Long-Lived Assets



    The Group periodically reviews events and changes in circumstances to determine whether the recoverability of the carrying value of long-lived assets should be reassessed. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the discounted cash flows and the carrying value of long-lived assets would be recognized by the Group.



    n)  Pending Accounting Standards


    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Following the amendment made by SFAS No. 137, SFAS No. 133 is effective for periods beginning after June 15, 2000. Management is currently assessing the impact of the adoption of SFAS 133 on the Company's financial position and results of operations, which may be material.


    o)  Reverse Stock Split


    The accompanying consolidated financial statements have been retroactively restated to give effect to a reverse stock split of 6:1.

3. FIXED ASSETS

    Fixed assets consist of the following:

                                                                  1999
                                                              -------------
Fixtures and fittings.......................................  $       1,403
Leasehold improvements......................................          2,621
Computer equipment..........................................          2,328
Motor vehicles..............................................            286
Network assets..............................................        208,376
                                                              -------------
                                                                    215,014

Less--Accumulated depreciation..............................         (6,189)
                                                              -------------
Net book value..............................................  $     208,825
                                                              =============

As a result of the application of FIN 43, sales on certain parts of the FLAG system will not be able to satisfy the requirements for sales type lease accounting. Accordingly the costs of these parts of the system have been reclassified with effect from July 1, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining useful economic life of 15 years.

                         FLAG TELECOM HOLDINGS LIMITED

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

4. LONG-TERM DEBT

    The Group's long-term debt comprises the following:

                                                                1999
                                                                ----
Bank credit facility........................................  $223,000
8 1/4% Senior Notes, due 2008, net of unamortized discount
  of $4,878.................................................  $425,122

    On January 30, 1998, FLAG Limited completed a refinancing which consisted of $370,000 of bank credit facilities under the New Credit Facility and $430,000 of the Senior Notes. Proceeds received under the Senior Notes were $424,088, net of a $5,912 discount. The Senior Notes are not secured by any asset of the Group. Accordingly, they are effectively subordinated to any secured obligation arising from the New Credit Facility.

    The existing bank credit facilities include a seven-year $320,000 term loan facility and a $50,000 revolving credit facility. Total Group borrowings under the credit facility at September 30, 1999 are $223,000. Under the term loan and revolving credit facilities, borrowings bear interest at LIBOR plus 190 to 212.5 basis points and are secured by a pledge of substantially all of FLAG Limited's assets and revenues, other than FLAG Limited's physical assets.

    The New Credit Facility and the indenture under which the Senior Notes were issued impose certain operating and financial restrictions on FLAG Limited. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of FLAG Limited to incur additional indebtedness, repay indebtedness (including the Senior Notes) prior to stated maturities, sell assets, make investments, engage in transactions with shareholders and affiliates, issue capital stock, create liens or engage in mergers or acquisitions. These restrictions could also limit the ability of FLAG Limited to effect future financings, make needed capital expenditures, withstand a future downturn in FLAG Limited's business or the economy in general, or otherwise conduct necessary corporate activities.

    The collateral trustee maintains certain accounts in accordance with the terms of FLAG Limited's credit facility. The collateral trustee has a security interest in these accounts.

    Contractual maturities of the Group's indebtedness over the next five years are as follows:

Year ended December 31,
    1999....................................................  $     --
    2000....................................................        --
    2001....................................................        --
    2002....................................................        --
    2003....................................................    91,080
                                                              --------
                                                              $ 91,080
                                                              ========

                         FLAG TELECOM HOLDINGS LIMITED

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

5. SHAREHOLDERS' EQUITY

    The authorized common share capital of FLAG Telecom consists of 189,833,333 shares with a par value of $.0006 per share. The following number of shares were issued and outstanding at September 30, 1999.

                                                                      1999
                                                                      ----
Shares outstanding..........................................    69,709,935
Share capital...............................................  $          7

    On February 26, 1999, FLAG Limited's shareholders other than Bell Atlantic Network Systems exchanged their common shares in FLAG Limited for common shares in FLAG Telecom. Bell Atlantic Network Systems, however, exchanged only a limited portion of its common shares in FLAG Limited for 3,666,155 common shares in FLAG Telecom. At the same time, Bell Atlantic Network Systems and FLAG Telecom entered into an Exchange Agreement and Plan of Reorganization providing that Bell Atlantic Network Systems' remaining common shares in FLAG Limited would be exchanged for common shares in FLAG Telecom in the event that, prior to February 26, 2002, Bell Atlantic received certain regulatory approvals from the Federal Communications Commission allowing Bell Atlantic to offer long distance service. Such regulatory approvals were obtained and Bell Atlantic exchanged its remaining common shares in FLAG Limited for common shares in FLAG Telecom on January 4, 2000.

    By ownership of their common shares, the shareholders are entitled to one vote per share at each meeting of the shareholders and, at any general meeting or special meeting of all shareholders. Common shareholders are entitled to receive dividends or distributions declared or paid, pro rata in proportion to the total number of common shares held.

6. STOCK OPTIONS

    In March, 1998, the Group adopted a Long-Term Incentive Plan under which options may be granted on up to 6,763,791 shares of common stock to eligible members of staff. Generally, options granted under this plan vest and are exercisable on the third and fourth anniversaries of their grant, subject to meeting certain qualifying criteria. All options vest no later than eight years and expire ten years after the date of grant. The options can vest, and are exercisable earlier on the commencement of an initial public offering of equity.

                         FLAG TELECOM HOLDINGS LIMITED

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

6. STOCK OPTIONS (CONTINUED)

    The following summarizes stock option activity under this plan:

                                                                 WEIGHTED AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                    ----------   ----------------
Balance December 31, 1997.........................          --        $  --
Granted...........................................   2,357,706         6.42
Forfeited.........................................          --           --
Exercised.........................................          --           --
                                                    ----------

Balance December 31, 1998.........................   2,357,706         6.42
Granted...........................................   1,614,167         6.42
Forfeited.........................................          --           --
Exercised.........................................          --           --
                                                    ----------

Balance September 30, 1999........................   3,971,873        $6.42
                                                    ==========

    All options during 1998 and 1999 were granted at an exercise price of $6.42 per share. At December 31, 1998 and September 30, 1999 no options had vested.

    The weighted average fair value of options granted during 1998 and 1999 was $3.66 and $3.60 per share respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1998 and 1999: risk-free interest rates ranging from 5.1% to 5.8%; expected lives of 5.0 years; expected dividend yield of zero percent; and expected volatility of 59%.

    During the period ended September 30, 1999 the Company recorded additional shareholders capital of $17,239 relating to awards under the Long Term Incentive Plan. During the period the Company recorded an expense of $3,464. Expected future charges in respect of these stock options are as follows:

Rest of 1999................................................   5,274
2000........................................................   6,508
2001........................................................   1,943
2002........................................................      50

Had compensation cost for these grants been determined consistent with Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," the Group's net income and net income per share would have been reduced to the following amounts:

Net income                                                      1999
                                                               -----
   As reported..............................................   1,315
    Pro forma...............................................   3,757
Basic and diluted income per share
    As reported.............................................    0.02
    Pro forma...............................................    0.05

                         FLAG TELECOM HOLDINGS LIMITED

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

6. STOCK OPTIONS (CONTINUED)

The weighted average remaining contractual life of all options is 9.0 years. The effects of applying SFAS 123 for disclosing compensation cost may not be representative of the effects on reported income for future years.

7. BASIC AND DILUTED INCOME PER COMMON SHARE

                                                                  1999
                                                              ------------
Net income..................................................  $      1,315
Number of shares............................................    69,709,935
Income per share............................................  $       0.02

    The stock options granted during the year ended December 31, 1998 and during the period from February 27, 1999 to September 30, 1999 discussed in Note 5 did not have a dilutive effect on income per share for the period from incorporation to September 30, 1999.

    The right granted to Bell Atlantic Network Systems to exchange common shares in FLAG Limited for common shares in FLAG Telecom, as discussed in Note 5 did not have a dilutive effect on income per share for the period from incorporation to September 30, 1999.

8. FINANCIAL INSTRUMENTS

    The following table presents the carrying amounts and fair values of the Group's financial instruments as of September 30, 1999:

                                                                1999
                                                   NOTIONAL   CARRYING     FAIR
                                                    AMOUNT     AMOUNT     VALUE
                                                   --------   --------    -----
Funds held by Collateral Trustee.................       --    144,183    144,183
8 1/4% Senior Notes..............................  430,000    425,122    375,175
Long-term debt...................................       --    223,000    223,000
Interest rate swaps..............................  160,000         --        (37)

    The notional amounts of interest rate derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Group's exposure through its use of derivatives. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

    The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals only with highly rated counterparties.

Funds held by Collateral Trustee.....   The carrying amount is a reasonable estimate of fair value as the balance includes amounts held in banks and time
                                        deposits with a short-term maturity.

                         FLAG TELECOM HOLDINGS LIMITED

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

8. FINANCIAL INSTRUMENTS (CONTINUED)

8 1/4% Senior Notes..................   The carrying amount of the 8 1/4% Senior Notes is the net
                                        proceeds of the Senior Notes issue. The fair value is based on the market price of the Senior Notes at September 30,
                                        1999.

Long-term debt.......................   The carrying amount of the long term debt is the proceeds
                                        drawn on the New Credit Facility. The debt is subject to
                                        variable interest rates, and therefore, in management's
                                        opinion, the carrying amount approximates the fair value of the long term debt.

Interest rate swaps..................   The interest rate swaps agreements are "zero cost" meaning that the cost of acquiring the agreement is embedded in the interest rate spread. As such, the agreement does not have a carrying value. The fair value is estimated using an implied yield curve and values the changes in interest rates since inception, and the potential for future changes over the
                                        remaining term.

9. TAXES

    At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, FLAG Telecom and all its subsidiaries registered in Bermuda have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

    The provision for income taxes reflected in the accompanying statement of operations consists of taxes incurred on income derived from capacity sales and standby maintenance revenues from customers in certain jurisdictions along the FLAG Europe-Asia cable system where FLAG Limited is deemed to have a taxable presence or is otherwise subject to tax.

    Income tax expense, which consists entirely of taxes payable to foreign governments, is comprised of the following:

                                                                1999
                                                                ----
Current.....................................................      794
Deferred....................................................      304
                                                               ------
                                                               $1,098

                         FLAG TELECOM HOLDINGS LIMITED

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

9. TAXES (CONTINUED)

    Deferred taxes arise principally because, for tax purposes, in certain jurisdictions, revenues from capacity sales are deferred and recognized as taxable income over the estimated life of the FLAG Europe-Asia cable system. The provision for deferred tax comprises the following:

                                                                1999
                                                                ----
Capacity sales revenues deferred for tax purposes...........  $ 16,250
Deferred commissions for tax purposes.......................    (1,851)
Future depreciation for tax purposes........................    (8,204)
Tax losses carried forward..................................    (2,012)
Other.......................................................      (532)
                                                              --------
                                                              $  3,651

    Since Bermuda does not impose an income tax, the difference between reported tax expense in the accompanying statements of operations and tax as computed at statutory rates, is attributable to the provisions for foreign taxes shown above.

10. RELATED PARTY TRANSACTIONS

    In May 1998, FLAG Limited entered into an Employee Services Agreement with Bell Atlantic Global Systems ("BAGS") pursuant to which BAGS seconds certain employees to FLAG Limited. The total cost incurred for this service during the period from February 27, 1999 to September 30, 1999 was $217. These costs have been expensed in the accompanying statements of operations.

11. COMMITMENTS AND CONTINGENCIES

    As of September 30, 1999, FLAG Limited was committed under supply contracts for the FLAG Europe-Asia cable system for final payments totalling $75,604 representing funds withheld pending the completion of certain outstanding items under the supply contracts. Provision has been made in full in the Group's financial statements to cover the anticipated final payments.

    During 1997 FLAG Limited entered into an operations contract for the FLAG Network Operations Center (the "FNOC") with one of the landing parties on the FLAG Europe-Asia cable system. The terms of the contract require the landing party to provide a permanent facility in which to locate the FNOC along with qualified personnel and additional support as required to assist in the operations of the FNOC. In exchange for the services provided under the contract, FLAG Limited is committed to compensate the landing party an annual fixed charge for rent of the premises where the FNOC is located equal to $200 for the first year of the contract increasing in 5% increments for the following three years. Costs incurred by the landing party to provide qualified personnel and additional support are to be reimbursed by FLAG Limited on a cost plus basis.

                         FLAG TELECOM HOLDINGS LIMITED

            FOR THE PERIOD FROM INCORPORATION TO SEPTEMBER 30, 1999

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    FLAG Limited has entered into lease agreements for the rental of office space. Estimated future minimum rental payments under the leases are as follows:

Remainder of 1999..........................................    $289
2000.......................................................     824
2001.......................................................     537
2002.......................................................     549
2003.......................................................     549
Thereafter.................................................   2,910

    FLAG Limited is also committed to make quarterly payments under standby maintenance agreements for the period commencing October 8, 1997 and continuing through December 31, 2007. Estimated future payments under the standby maintenance agreements are as follows:

Remainder of 1999...........................................  $ 5,608
2000........................................................   24,546
2001........................................................   25,105
2002........................................................   25,197
2003........................................................    8,820
Thereafter..................................................   35,280

    The estimated future payments under the standby maintenance agreements are based on a number of assumptions, including, among other things, the proportion of the total FLAG Europe-Asia cable system capacity sold at any point in time and the number of other cable systems serviced under the agreement.

    The Group is subject to legal proceedings and claims in the ordinary course of business. Based on consultations with legal counsel, management does not believe that any of these proceedings or claims will have a material effect on the Group's financial position or results of operations.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
FLAG Limited:

    We have audited the accompanying consolidated balance sheets of FLAG Limited (a Bermuda company) and subsidiaries as of February 26, 1999, and December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the period from January 1, 1999 to February 26, 1999 and for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of FLAG Limited's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FLAG Limited and subsidiaries as of February 26, 1999, and December 31, 1998 and 1997, and the results of their operations and their cash flows for the period from January 1, 1999 to February 26, 1999 and for each of the three years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen & Co.
Hamilton, Bermuda
December 30, 1999

                                  FLAG LIMITED

                          CONSOLIDATED BALANCE SHEETS

             AS OF FEBRUARY 26, 1999 AND DECEMBER 31, 1998 AND 1997

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                              1999         1998         1997
                                                           ----------   ----------   ----------
ASSETS:
Current assets:
  Cash...................................................  $    1,916   $    3,024   $    2,490
  Accounts receivable, net of allowance for doubtful
    accounts of $8,630, $8,630 and $9,054................      68,501       70,211       91,102
  Due from affiliates and other receivables..............          --          206          690
  Prepaid expenses and other assets......................       3,524        2,673        2,395
                                                           ----------   ----------   ----------
                                                               73,941       76,114       96,677
Accounts receivable......................................      20,854       20,854       42,023
Funds held by collateral trustee.........................     219,136      255,366      425,905
Construction in progress.................................      18,471       11,494          389
Capacity available for sale..............................   1,086,435    1,095,099    1,208,948
Capitalized financing costs, net of accumulated
  amortization of $1,498, $1,498 and $52,669.............      12,078       12,352       61,848
Fixed assets, net........................................       4,454        4,487        1,147
                                                           ----------   ----------   ----------
                                                           $1,435,369   $1,475,766   $1,836,937
                                                           ==========   ==========   ==========

LIABILITIES:
Current liabilities:
  Accrued construction costs.............................  $  153,930   $  146,165   $  317,058
  Accrued liabilities....................................      15,151       33,214       21,394
  Accounts payable.......................................       7,541        6,018        5,262
  Income taxes payable...................................       6,620        6,453        4,391
  Due to affiliate.......................................       1,175        1,843        5,892
  Deferred revenue.......................................      18,809       39,121       16,558
                                                           ----------   ----------   ----------
                                                              203,226      232,814      370,555
8 1/4% Senior Notes, due 2008, net of unamortized
  discount of $5,321, $5,321, $nil.......................     424,777      424,679           --
Long-term debt...........................................     256,500      271,500      615,087
Deferred revenue and other...............................      83,570       84,415      176,221
Deferred taxes...........................................       3,562        3,562        4,600
                                                           ----------   ----------   ----------
                                                              971,635    1,016,970    1,166,463
COMMITMENTS AND CONTINGENCIES
PREFERRED SHARES:
  Series A, $100 liquidation value, net of unamortized
    discount of $nil, $nil and $1,905....................          --           --      129,445

SHAREHOLDERS' EQUITY:
  Class A common shares, $.0001 par value................          --           13           13
  Class B common shares, $.0001 par value................          64           57           57
  Additional paid-in capital.............................     504,387      504,381      514,389
  Foreign currency translation adjustment................        (526)        (704)          --
  Retained (deficit) earnings............................     (40,191)     (44,951)      26,570
                                                           ----------   ----------   ----------
                                                              463,734      458,796      541,029
                                                           ----------   ----------   ----------
                                                           $1,435,369   $1,475,766   $1,836,937
                                                           ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                          1996
                                               1999          1998          1997       (AS RESTATED)
                                            -----------   -----------   -----------   -------------
REVENUES:
  Capacity sales, net of discounts........  $    25,554   $   182,935   $   335,982             --
  Standby maintenance and restoration
    revenue...............................        4,458        25,313         4,011             --
                                            -----------   -----------   -----------    -----------
                                                 30,012       208,248       339,993             --
SALES AND OTHER OPERATING EXPENSES:
  Cost of capacity sold...................        8,294       101,288       196,190             --
  Operations and maintenance..............        5,114        37,931         4,600             --
  Sales and marketing.....................          637        10,680         6,598            316
  General and administrative..............        2,870        21,674        30,339         12,345
  Depreciation and amortization...........          233           844           276            121
                                            -----------   -----------   -----------    -----------
                                                 17,148       172,417       238,003         12,782

OPERATING INCOME (LOSS)...................       12,864        35,831       101,990        (12,782)
INTEREST EXPENSE..........................        9,758        61,128        20,193             --
INTEREST INCOME...........................        1,825        14,875         6,637          2,408
                                            -----------   -----------   -----------    -----------
INCOME (LOSS) BEFORE INCOME TAXES.........        4,931       (10,422)       88,434        (10,374)
PROVISION FOR INCOME TAXES................          171         1,260         8,991             --
                                            -----------   -----------   -----------    -----------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM...        4,760       (11,682)       79,443        (10,374)
EXTRAORDINARY ITEM........................           --        59,839            --             --
                                            -----------   -----------   -----------    -----------
NET INCOME (LOSS).........................        4,760       (71,521)       79,443        (10,374)
CUMULATIVE PAY-IN-KIND PREFERRED
  DIVIDENDS...............................           --         1,508        16,324         14,410
REDEMPTION PREMIUM AND WRITE OFF OF
  DISCOUNT ON PREFERRED SHARES............           --         8,500            --             --
                                            -----------   -----------   -----------    -----------
NET INCOME (LOSS) APPLICABLE TO COMMON
  SHAREHOLDERS............................  $     4,760   $   (81,529)  $    63,119    $   (24,784)
                                            ===========   ===========   ===========    ===========
Basic and diluted net income (loss) per
  common share--Class A...................  $      0.00   $     (0.07)  $      0.05    $     (0.02)
                                            ===========   ===========   ===========    ===========
Basic and diluted net income (loss) per
  common share--Class B...................  $      0.01   $     (0.13)  $      0.14    $     (0.13)
                                            ===========   ===========   ===========    ===========
Weighted average common shares
  outstanding--Class A....................           --   132,000,000   132,000,000    132,000,000
Weighted average common shares
  outstanding--Class B....................  635,796,338   565,858,741   396,890,512    164,445,547

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                      (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                                             1996
                                                          1999       1998       1997     (AS RESTATED)
                                                        --------   --------   --------   -------------
NET INCOME (LOSS).....................................   $4,760    $(81,529)  $63,119       $(24,784)
Foreign currency translation adjustment...............      178        (704)       --             --
                                                         ------    --------   -------       --------
COMPREHENSIVE INCOME (LOSS)...........................   $4,938    $(82,233)  $63,119       $(24,784)
                                                         ======    ========   =======       ========

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT NUMBERS OF SHARES)

                                       CLASS A                  CLASS B                          FOREIGN       RETAINED
                                    COMMON SHARES            COMMON SHARES        ADDITIONAL    CURRENCY       EARNINGS
                               -----------------------   ----------------------    PAID-IN     TRANSLATION   (ACCUMULATED
                                  SHARES       AMOUNT      SHARES       AMOUNT     CAPITAL     ADJUSTMENT      DEFICIT)
                               ------------   --------   -----------   --------   ----------   -----------   ------------
Balance, December 31, 1995...   132,000,000     $13       92,366,742      $9        $99,098           $--      $(42,499)
Preferred share dividends and
  accretion..................            --      --               --      --        (14,410)           --        14,410
Issuance of Class B shares
  for cash...................            --      --      119,000,000      12        110,448            --            --
Issuance of Class B shares to
  preferred shareholders.....            --      --        4,099,204       1             (1)           --            --
1996 net loss applicable to
  common shareholders........            --      --               --      --             --            --       (24,784)
                               ------------     ---      -----------     ---       --------      --------      --------
Balance, December 31, 1996...   132,000,000      13      215,465,946      22        195,135            --       (52,873)
Preferred share dividends and
  accretion..................            --      --               --      --        (16,324)           --        16,324
Issuance of Class B shares
  for cash...................            --      --      335,612,492      34        335,579            --            --
Issuance of Class B shares to
  preferred shareholders.....            --      --       14,780,303       1             (1)           --            --
1997 net income applicable to
  common shareholders........            --      --               --      --             --            --        63,119
                               ------------     ---      -----------     ---       --------      --------      --------
Balance, December 31, 1997...   132,000,000      13      565,858,741      57        514,389            --        26,570
Preferred share dividends and
  accretion..................            --      --               --      --         (1,508)           --         1,508
Premium on redemption of
  preferred shares...........            --      --               --      --         (6,641)           --         6,641
Write-off of unamortized
  discount on issuance of
  preferred shares...........            --      --               --      --         (1,859)           --         1,859
Foreign currency translation
  adjustment.................            --      --               --      --             --          (704)           --
1998 net loss applicable to
  common shareholders........            --      --               --      --             --            --       (81,529)
                               ------------     ---      -----------     ---       --------      --------      --------
Balance, December 31, 1998...   132,000,000      13      565,858,741      57        504,381          (704)      (44,951)

Conversion of Class A shares
  into Class B shares

    Class A shares
    [retired]................  (132,000,000)    (13)              --      --             13            --           $--
    Class B shares issued....            --      --       69,937,597       7             (7)           --            --
Foreign currency translation
  adjustment.................            --      --               --      --             --            --           178
1999 net income applicable to
  common shareholders........            --      --               --      --             --         4,760            --
                               ------------     ---      -----------     ---       --------      --------      --------
Balance, February 26, 1999...            --     $--      635,796,338     $64       $504,387      $(40,191)        $(528)
                               ============     ===      ===========     ===       ========      ========      ========


                                   TOTAL
                               SHAREHOLDERS'
                                  EQUITY
                               -------------
Balance, December 31, 1995...     $56,621
Preferred share dividends and
  accretion..................          --
Issuance of Class B shares
  for cash...................     110,460
Issuance of Class B shares to
  preferred shareholders.....          --
1996 net loss applicable to
  common shareholders........     (24,784)
                                 --------
Balance, December 31, 1996...     142,297
Preferred share dividends and
  accretion..................          --
Issuance of Class B shares
  for cash...................     335,613
Issuance of Class B shares to
  preferred shareholders.....          --
1997 net income applicable to
  common shareholders........      63,119
                                 --------
Balance, December 31, 1997...     541,029
Preferred share dividends and
  accretion..................          --
Premium on redemption of
  preferred shares...........          --
Write-off of unamortized
  discount on issuance of
  preferred shares...........          --
Foreign currency translation
  adjustment.................        (704)
1998 net loss applicable to
  common shareholders........     (81,529)
                                 --------
Balance, December 31, 1998...     458,796
Conversion of Class A shares
  into Class B shares
    Class A shares
    [retired]................          --
    Class B shares issued....          --
Foreign currency translation
  adjustment.................         178
1999 net income applicable to
  common shareholders........       4,760
                                 --------
Balance, February 26, 1999...    $463,734
                                 ========

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                      (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                1999       1998        1997          1996
                                                              --------   ---------   ---------   -------------
                                                                                                 (AS RESTATED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) applicable to common shareholders.........  $  4,760   $ (81,529)  $  63,119     $ (24,784)
                                                              --------   ---------   ---------     ---------
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
    Pay-in-kind preferred dividends.........................        --       1,508      16,324        14,410
    Amortization of financing costs.........................       274       3,427       6,082            --
    Provision for doubtful accounts.........................        --        (424)      9,054            --
    Depreciation............................................       233         844         276           121
    Deferred taxes..........................................        --      (1,038)      4,600            --
    Preferred share redemption premium......................        --       8,500          --            --
    Loss on debt refinancing................................        --      59,839          --            --
    Senior debt discount....................................        98         591          --            --
    Add (deduct) net changes in operating assets and
      liabilities:
      Accounts receivable...................................     1,710      42,500    (142,179)           --
      Due from affiliates and other receivables.............        --         484        (371)         (294)
      Prepaid expenses and other assets.....................      (645)       (272)        735          (337)
      Capacity available for sale...........................     8,664     113,849     196,190            --
      Accounts payable and accrued liabilities..............   (16,541)     12,250      26,335          (236)
      Income taxes payable..................................       168       2,062       4,391            --
      Due to affiliate......................................      (668)     (4,049)     (4,179)         (983)
      Deferred revenue......................................   (21,157)    (69,711)    104,779            --
                                                              --------   ---------   ---------     ---------
        Net cash (used in) provided by operating
          activities........................................   (23,104)     88,831     285,156       (12,103)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Organization and financing costs incurred.................        --     (13,769)    (11,769)      (29,335)
  Proceeds from long-term debt..............................        --     320,000     414,914       262,543
  Proceeds from 8 1/4% Senior Notes.........................        --     424,088          --            --
  Repayment of long-term debt...............................   (15,000)   (663,587)   (112,370)           --
  Capital contributions--common shares......................        --          --     335,613       110,460
  Redemption of preferred shares............................        --    (139,453)         --            --
  Gulf settlement payment...................................        --          --      (3,000)           --
  Decrease (increase) in funds held by collateral trustee...    36,230     170,539    (377,711)       (1,657)
                                                              --------   ---------   ---------     ---------
        Net cash provided by financing activities...........    21,230      97,818     245,677       342,011

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for construction in progress....................       788    (181,998)   (527,808)     (329,372)
  Purchase of fixed assets..................................      (200)     (4,146)       (845)         (514)
                                                              --------   ---------   ---------     ---------
        Net cash provided by (used in) investing
          activities........................................       588    (186,144)   (528,653)     (329,886)
NET (DECREASE) INCREASE IN CASH.............................    (1,286)        505       2,180            22
  Effect of foreign currency movements......................       178          29          --            --
CASH, beginning of year.....................................     3,024       2,490         310           288
                                                              --------   ---------   ---------     ---------
CASH, end of year...........................................  $  1,916   $   3,024   $   2,490     $     310
                                                              ========   =========   =========     =========

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                      (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                                1999       1998        1997          1996
                                                              --------   ---------   ---------   -------------
                                                                                                 (AS RESTATED)
SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING ACTIVITIES:
  Costs (reimbursed) incurred for construction in
    progress................................................  $   (788)  $  11,105   $ 757,722     $ 480,524
  Increase in deferred revenue for capacity credits.........        --          --     (88,000)           --
  Decrease (increase) in accrued liabilities................        --     170,893    (123,964)     (126,562)
  Amortization of capitalized financing costs...............        --          --     (17,950)      (24,590)
                                                              --------   ---------   ---------     ---------
  Cash paid for construction in progress....................  $   (788)  $ 181,998   $ 527,808     $ 329,372
                                                              ========   =========   =========     =========

SUPPLEMENTAL INFORMATION DISCLOSURE OF CASH FLOW
  INFORMATION:
Interest paid...............................................  $ 22,668   $  39,171   $  58,286     $  14,018
                                                              ========   =========   =========     =========

Taxes paid..................................................  $     --   $      --   $      --     $      --
                                                              ========   =========   =========     =========

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

1.  BACKGROUND

    The Company is a facilities-based provider of telecommunications capacity to licensed international carriers through its ownership of the world's longest independent, privately-owned digital fiberoptic undersea cable system, the FLAG Europe-Asia cable system. The FLAG Europe-Asia cable system links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China (the "FLAG Route"), along a route which adjoins countries with approximately 70% of the world's population. The FLAG Europe-Asia cable system was constructed to address the growing demand for high performance, secure and cost-effective digital communications for voice, data and video along the FLAG Route. The Company provides capacity on the FLAG Europe-Asia cable system at market-based prices to licensed international carriers. The FLAG Europe-Asia cable system, which was placed in commercial service on November 22, 1997, cost approximately $1.55 billion to construct, and consists of over 17,000 miles of fiberoptic cable.

    On February 26, 1999, the Company was part of a reorganization whereby FLAG Telecom Holdings Limited ("FTHL"), a Bermuda company, became the holding company for the FLAG Telecom group of companies. Pursuant to this reorganization, all of the Class A common shares of the Company were converted to Class B common shares and the shareholders of the Company transferred to FTHL 418,259,688 Class B common shares in exchange for an equal number of shares in FTHL. As a result of this reorganization, FTHL held 65.79% of the share capital of the Company with the balance of 34.21% being held by Bell Atlantic Network Systems Company.

2.  SIGNIFICANT ACCOUNTING POLICIES

    These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. Dollars ("Dollars"). The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are summarized as follows:

    a)  Basis of Consolidation

    The financial statements consolidate the financial statements of the Company and its subsidiary companies after eliminating intercompany transactions and balances.

    b)  Sales and Cost of Sales Recognition

    Revenues are recognized upon the date the risks and rewards of ownership are transferred to the purchaser, which is the date the capacity is made available for activation and the customer becomes responsible for standby maintenance and repairs.

    Because substantially all receivables under agreements qualifying as sales-type leases are receivable within 75 days of the date the risks and rewards of ownership are transferred to the customer, the accounts receivable balance in the accompanying balance sheets, representing the gross future minimum lease payments due, approximates the present value of future minimum lease payments. Amounts billed

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

to customers for maintenance and repair services are invoiced separately from capacity lease payments. There are no guaranteed or unguaranteed residual values accruing to the benefit of the Company. The Company has no minimum lease payments due in 1999 and no minimum lease payments for all subsequent years.

    As of December 31, 1998, in exchange for construction costs incurred, the Company had granted credits to suppliers toward future capacity. In addition, certain customers have committed to purchase capacity at a future date under signed capacity credit agreements. Such amounts received or receivable under these agreements and the capacity credits granted to suppliers are recorded as deferred revenue until the date the credits are utilized, at which time the deferred revenue is recognized as earned. Amounts receivable under these capacity agreements are reflected within accounts receivable in the accompanying balance sheets. Deferred revenue also includes amounts invoiced for standby maintenance which are applicable to future periods.

    For certain customers, the Company has granted price protection credits entitling them to additional capacity if the Company lowers its prices prior to December 31, 1999. In the period that it becomes probable that the Company will lower its list prices, the Company records a provision for expected cost of sales for the additional units of capacity granted.

    The cost of the FLAG Europe-Asia cable system relating to capacity sold is recognized as cost of sales upon recognition of revenues. The amount charged to cost of sales is based on the ratio of capacity sales recognized as revenues in the period to total expected revenues over the entire life of the FLAG Europe-Asia cable system multiplied by the total construction costs. This calculation of cost of sales matches costs with the relative sales value of each sale to total expected revenues.

    Management's estimate of total expected revenues over the life of the FLAG Europe-Asia cable system may change due to a number of factors affecting estimated future revenues including changes in management's estimate of the units of capacity to be sold and changes in the expected sales value per unit of capacity to be sold. Additionally, the cost per unit will decrease in the event the Company elects to upgrade the capacity of the FLAG Europe-Asia cable system in the future to increase the units of capacity available for sale. Changes in management's estimate of total expected revenues over the life of the FLAG Europe-Asia cable system will result in adjustments to the calculations of cost of sales. These adjustments will be recorded on a prospective basis over future periods commencing with the period management revises its estimate. As the revenue from operating lease transactions is incidental, such transactions are recorded as a reduction of capacity available for resale and no depreciation is recorded.

    Standby maintenance charges are invoiced separately from capacity sales. Revenue relating to standby maintenance is recognized over the period in which the service is provided.

    c)  Commissions

    Commissions for purchase commitments are recognized as an expense upon recognition of the related revenues.

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    d)  Capacity Available for Sale and Construction in Progress

    Capacity available for sale is recorded at the lower of cost or fair value less cost to sell and is charged to cost of sales as capacity is sold. Construction in progress is transferred to capacity available for sale at the date it is completed and placed into commercial operation. Construction in progress includes direct and indirect expenditures which are stated at cost and includes the accumulated work in progress for construction of the FLAG Europe-Asia cable system. Capitalized costs include costs incurred under the construction contract, engineering and consulting fees, legal fees related to obtaining landing right licenses, costs related to program management, costs for the route surveys, interest and other costs necessary for developing the FLAG Europe-Asia cable system.

    e)  Capitalized Financing Costs

    Costs incurred by the Company to obtain financing for the FLAG Europe-Asia cable system have been capitalized and are being amortized over the term of the related borrowings. Capitalized costs relating to existing financings are written off when a refinancing occurs.

    f)  Fixed Assets

    Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment...............................  33 1/3% per annum
Fixtures and fittings............................  20% per annum
Leasehold improvement............................  remaining lease term
Motor vehicles...................................  20% per annum

Fixed assets consist of the following

                                                                1999       1998
                                                              --------   --------
Office furniture............................................   $1,265     $1,231
Leasehold improvements......................................    2,371      2,326
Computer equipment..........................................    1,703      1,582
Motor vehicles..............................................      267        267
                                                               ------     ------
                                                                5,606      5,406
Less--Accumulated depreciation..............................   (1,152)      (919)
                                                               ------     ------
Net book value..............................................   $4,454     $4,487
                                                               ======     ======

    g)  Interest Rate Derivatives

    The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates. The Company does not utilize derivative financial instruments for trading or other speculative purposes. The counterparties to these instruments are major financial

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

institutions with high credit quality. The Company is exposed to credit loss in the event of nonperformance by these counterparties.

    At the end of March 1998, the Company entered into two interest rate swap agreements to manage the Company's exposure to interest rate fluctuations on the $370,000 bank credit facility undertaken on January 30, 1998 (the "New Credit Facility"). Under the swap agreements, the Company pays a fixed rate of 5.60% on a notional amount of $60,000, a fixed rate of 5.79% on a notional amount of $100,000, and the counterparty pays the floating rate based on LIBOR. The swap agreements terminate in January and July 2000, respectively, unless extended by an additional one year and six months, respectively, at the option of the counterparty.

    The 8 1/4% Senior Notes arising on the refinancing undertaken on January 30, 1998 (the "Senior Notes") accrue interest at the rate of 8 1/4% per annum paid semi-annually on January 30 and July 30 of each year, commencing on July 30, 1998 (see Note 3. "Long-term Debt"). Interest is expensed as it accrues. The Senior Notes are redeemable at the Company's option, in whole or in part, at any time on or after January 30, 2003, at specified option prices. In the event of any equity offering before January 31, 2001, the Company may use all or a portion of the net proceeds therefrom to redeem up to 33 1/3% of the original principal amount of the Senior Notes at a redemption price of 108.25% plus accrued and unpaid interest. If the Company has excess cash flow, as defined, for any fiscal year commencing in 2001, the Company is required, subject to certain exceptions and limitations, to make an offer to purchase the Senior Notes at specified prices. Upon a change in control, the noteholders may require the Company to purchase all or any portion of the outstanding notes at a price equal to 101% of the principal amount plus accrued but unpaid interest.

    For interest rate derivatives to qualify for hedge accounting, the debt instrument being hedged must expose the Company to interest rate risk and, at the inception of the derivative instrument and throughout the period the derivative is held, there must be a high correlation of changes in the market value of the derivative and interest expense of the hedged item. Gains and losses on interest rate derivatives and other derivative instruments which do not meet this criteria would be recorded in the statement of operations.

    If an interest rate derivative instrument were to terminate or be replaced by another instrument and no longer qualify as a hedge instrument, then it would be marked to market and carried on the balance sheet at fair value.

    h)  Translation of Foreign Currencies

    Transactions in foreign currencies are translated into Dollars at the rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies at year end are translated into Dollars at the rate of exchange at that date. Foreign exchange gains or losses are reflected in the accompanying statements of operations.

    The statements of operations of overseas subsidiary undertakings are translated into United States Dollars at average exchange rates and the year-end net investments in these companies are translated at year-end exchange rates. Exchange differences arising from retranslation at year-end exchange rates

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of the opening net investments and results for the year are charged or credited directly to the cumulative translation adjustment in shareholders' equity.

    i)  Stock Option Plan

    The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and accordingly, recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date.

    j)  Income Taxes

    Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. Future tax benefits attributable to these differences, if any, are recognizable to the extent that realization of such benefits is more likely than not.

    k)  Net Income (Loss) per Common Share

    In February 1999, the shareholders of all Class A common shares in the Company converted their shares into Class B common shares of equivalent value. Basic net income per Class B common share in 1999 is based on dividing the net income by the number of Class B common shares outstanding for the period as if the exchange had occurred on January 1, 1999. The basic net loss per Class A and Class B common share in 1998 are based on dividing net loss applicable to Class A and Class B shareholders by the weighted average number of common shares outstanding during the period.

    l)  Reclassifications/Restatements of 1996 Financial Statements

    U.S. GAAP for entities subject to SEC regulations require that mandatorily redeemable preferred shares be shown between total liabilities and shareholders' equity in the balance sheet and that cumulative pay-in-kind dividends on the Company's Preferred Shares be shown as an increase to the Company's net loss or decrease to the Company's net income on the statement of operations to arrive at net income (loss) applicable to common shareholders. As a company not previously subject to SEC regulations, in its financial statements for the year ended December 31, 1996, as issued in March 1997, the Company accounted for the Preferred Shares as a component of shareholders' equity with cumulative pay-in-kind dividends recorded as a reduction of additional paid-in capital (given the accumulated deficit during the development stage). The Company has restated its financial statements for the year ended December 31, 1996, accordingly.

    Upon issuance of the Company's Preferred Shares, the Company issued 3,075,816 Class B common shares to the preferred shareholders. The Company, in its financial statements for the year ended December 31, 1996, as issued in March 1997, had accounted for the Preferred Shares at the full amount of the proceeds received and had recorded the Class B common shares at nil value. The Company has now recorded the Preferred Shares at a discounted value equal to the amount of

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

proceeds received less the fair value of the Class B common shares issued. The fair value of the Class B common shares issued to the preferred shareholders was deemed to be $3,076 based on $1 per Class B common share paid by other Class B shareholders. This discount was being amortized over the term of the Preferred Shares and was expensed in the statement of operations when the Preferred Shares were redeemed. For the year ended December 31, 1996, this restatement had no effect on net loss, increased net loss applicable to common shareholders by $550 and had no effect on basic and diluted loss per common share for Class A and Class B.

    The Company entered into a settlement agreement with Gulf Associates Communications, Limited ("Gulf") in 1994. As a result of this settlement $9,000 was payable by the Company to Gulf of which $1,400 was reflected as a settlement of loans payable, and the remaining $7,600 was reflected as a reduction in additional paid-in capital in the year the payments became due. Under generally accepted accounting principles, the Company should have expensed the $7,600 in 1994 as it was determined that the amount primarily related to Gulf's agreement to discontinue arbitration proceedings and the accompanying financial statements reflect this change. This restatement had no effect on net loss, net loss applicable to common shareholders or basic or diluted net loss per common share in 1996 or 1997. The effect of the restatement in the accompanying balance sheets was to increase additional paid-in capital and decrease retained earnings (increase accumulated deficit) by $7,600 as of December 31, 1997.

    m) Pending Accounting Standards

    The Financial Accounting Standards Board has also recently issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is effective for periods beginning after June 15, 2000. This pronouncement requires the recognition of all derivative instruments on the balance sheet at fair-value. Any subsequent changes in fair-value are then recognized in earnings unless the derivative qualifies for treatment as a hedge. Management has not yet assessed the impact of the adoption of SFAS 133 on the Company's financial position or results of operations, although it may lead to increased volatility in the Company's earnings and comprehensive income.

    The Financial Accounting Standards Board has recently issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." This interpretation clarifies that sales of real estate with property improvements or integral equipment that cannot be removed and used separately from the real estate without incurring significant costs should be accounted for under FASB Statement No. 66, "Accounting for Sales of Real Estate" ("FAS 66"). The provisions of this Interpretation are effective for all sales of real estate with property improvements or integral equipment entered into after June 30, 1999. It is expected that the provisions of this pronouncement will affect timing of the Company's recognition of revenues and costs associated with future sales of capacity.

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

3.  LONG-TERM DEBT

    The Company's long-term debt comprises the following:

                                                                1999       1998       1997
                                                              --------   --------   --------
Tranche A Facility..........................................  $     --   $     --   $306,380
Tranche B Facility..........................................        --         --    308,707
Bank credit facility........................................   256,500    271,500         --
8 1/4% Senior Notes, due 2008, net of unamortized discount
  of $5,321.................................................   424,777    424,679         --
                                                              --------   --------   --------
                                                              $681,277   $696,179   $615,087
                                                              ========   ========   ========

    On January 30, 1998, the Company completed the Refinancing which resulted in the repayment of all $615,087 of outstanding borrowings under the Amended and Restated Participation Agreement (the "Agreement") and the redemption of the Preferred Shares. The Refinancing consisted of $370,000 of bank credit facilities under the New Credit Facility and $430,000 of the Senior Notes. The Company has registered the Senior Notes with the SEC. Proceeds received under the Senior Notes were $424,088, net of a $5,912 underwriters' discount. This discount is being amortised over the life of the notes. The Senior Notes are not secured by any asset of the Company. Accordingly, they are effectively subordinated to any secured obligation arising from the New Credit Facility.

    The bank credit facilities include a seven-year $320,000 term loan facility and a $50,000 revolving credit facility. On January 30, 1998, the Company borrowed $320,000 under the term loan facility. Total borrowings at February 28, 1999 are $256,500. Under the term loan and revolving credit facilities, borrowings bear interest at LIBOR plus 190 to 212.5 basis points and are secured by a pledge of substantially all of the Company's assets and revenues, other than the Company's physical assets.

    The New Credit Facility and the indenture under which the Senior Notes were issued impose certain operating and financial restrictions on the Company. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, repay indebtedness (including the Senior Notes) prior to stated maturities, sell assets, make investments, engage in transactions with Shareholders and affiliates, issue capital stock, create liens or engage in mergers or acquisitions. These restrictions could also limit the ability of the Company to effect future financings, make needed capital expenditures, withstand a future downturn in the Company's business or the economy in general, or otherwise conduct necessary corporate activities.

    In the first quarter of 1998, the Company recognized a loss on refinancing of approximately $59,839 which has been reflected as an extraordinary item in the accompanying statement of operations. The loss on refinancing primarily represents the write-off of the remaining unamortized deferred financing costs on the outstanding borrowings under the Agreement.

    The collateral trustee maintains certain accounts in accordance with the terms of the Credit Facility. The collateral trustee has a security interest in these accounts.

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

3.  LONG-TERM DEBT (CONTINUED)

    Contractual maturities of debt are as follows:

                  YEAR ENDED DECEMBER 31,
------------------------------------------------------------
      Remainder of 1999.....................................  $     --
      2000..................................................        --
      2001..................................................        --
      2002..................................................    27,700
      2003..................................................    96,880
                                                              --------
                                                              $124,580
                                                              ========

4.  PREFERRED SHARES

    On January 30, 1998, the Company completed a refinancing which resulted in the redemption of all the Preferred Shares. In addition, the Company paid a premium of $6,641 to redeem the Preferred Shares, which, together with the write-off of the remaining $1,859 of discount related to the Preferred Shares, was charged to additional paid-in capital during 1998. The shares had a par value of $.0001 per share and a liquidation value of $100 per share. The following number of shares were issued and outstanding:

                                                         1999        1998         1997
                                                       ---------   ---------   ----------
Shares outstanding...................................        --          --     1,306,429
Share capital........................................  $     --    $     --    $  129,445

    The holders of such shares were entitled to receive cumulative pay-in-kind dividends, at an annual rate of 13% of the $100 liquidation value per share from the issue date through and including the redemption date. The Preferred Shares ranked senior to all common shares with respect to dividend rights, rights of redemption or rights on liquidation.

    By ownership of their Preferred Shares, the preferred shareholders had the right to vote 5.22% of the total voting interests of the Company, and to elect one director and the right to receive additional Class B common shares such that in total they maintained their 3.88% ownership of Class B common shares.

    The preferred shareholders were issued 3,075,816 Class B common shares when they purchased the Preferred Shares. The Class B common shares had a fair value of $1 and therefore $3,076 was assigned to the Class B common shares issued and recorded as a discount on the Preferred Shares issued. The discount was being amortized over the term of the Preferred Shares and the amortization is included in cumulative pay-in-kind preferred dividends in the accompanying statements of operations.

    During the years ended December 31, 1998 and 1997 the Board of Directors declared Preferred Share pay-in-kind dividends resulting in the issue of 21,701 and 156,885 additional shares, respectively, of Preferred Shares. In addition, as of December 31, 1997, the Company accrued approximately $708 for additional pay-in-kind dividends for the period from December 16, 1997 to December 31, 1997.

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

5.  SHAREHOLDERS' EQUITY

    a)  Class A Common Shares

    In February 1999, the shareholders of all Class A common shares in the Company converted their shares into Class B common shares of equivalent value. 132,000,000 Class A shares were converted to 69,937,597 Class B shares.

    As of December 31, 1998 and 1997 132,000,000 Class A common shares were issued and outstanding.

    By ownership of their Class A common shares, the Class A shareholders were entitled to one vote per share at any meeting of Class A shareholders and, at any general meeting or special meeting of all shareholders, to a vote representing 11% of the total voting interests of the Company, multiplied by the percentage of Class A common shares held. Class A shareholders were entitled to receive 11% of any dividends or distributions declared, paid pro rata in proportion to the number of Class A common shares held, prior to the payment of any dividends or distributions to the Class B shareholders.

    b)  Class B Common Shares

    The authorized Class B common shares capital of the Company consists of 1,000,000,000 shares with a par value of $.0001 per share. The following number of shares were issued and outstanding.

                                         1999           1998           1997
                                     ------------   ------------   ------------
Shares outstanding.................   635,796,338    565,858,741    565,858,741
Share capital......................           $64            $57            $57

    By ownership of their Class B common shares, the Class B shareholders are entitled to one vote per share at each meeting of Class B shareholders and, at any general meeting or special meeting of all shareholders, to a vote representing 89% of the total voting interests of the Company, multiplied by the percentage of Class B common shares held. Class B shareholders are entitled to receive dividends or distributions declared or paid, pro rata in proportion to the total number of Class B common shares held, after taking into account the rights of Class A shareholders to such dividends and distributions.

    During the year ended December 31, 1997, the Company issued, in exchange for cash consideration, 335,612,492 of the Class B common shares. The proceeds of the 1997 issue were used in funding the construction of the FLAG Europe-Asia cable system. There were no issues of Class B common shares during 1998. All Class B common shares were funded at $1 per share.

6.  STOCK OPTIONS

    In March, 1998, the Company adopted a Long-Term Incentive Plan under which the Company may grant up to 25,237,831 shares of common stock to eligible members of staff. During the year ended December 31, 1998, options to purchase 14,146,239 Class B common shares were granted under the plan. No options were granted under the plan from January 1, 1999 to February 26, 1999. Generally, the options vest and are exercisable on the third and fourth anniversaries of their grant, subject to meeting certain qualifying criteria. All options vest no later than eight years and expire ten years after

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

6.  STOCK OPTIONS (CONTINUED)

the date of grant. The options can vest, and are exercisable, earlier on the commencement of an initial public offering of equity in the Company. All of the options were granted at an exercise price of $1.07 per share. No options had vested. Since the Company accounts for employee options in accordance with APB No. 25, the Company has not recognized compensation expense with respect to the options granted since the exercise price did not exceed management's estimated fair value of the shares on the date of the grant (the measurement date).

    Had the compensation for the Company's Long Term Incentive Plan (see above in this Note 6) been determined in accordance with SFAS 123, the Company's net loss and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                1999
                                                              --------
Net income attributable to common shareholders
  --as reported.............................................   4,760
  --pro forma...............................................   4,501
Earnings per share
  --as reported.............................................    0.01
  --pro forma...............................................    0.01

    The effects of applying SFAS 123 for disclosing compensation cost may not be representative of the effects on reported net income for future years.

    The weighted average fair value of options granted during 1998 was $0.61 per share. The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model using the following weighted average assumptions.

                                                                1998
                                                              ---------
Dividend yield..............................................  0.0%
Expected volatility.........................................  0.59
Risk-free interest rate.....................................  6.0%
Expected lives of the options...............................  5.0 years

    The weighted average remaining contractual life of all options is
9.31 years.

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

7.  BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE

                                     1999                      1998                        1997                 1996
                            ----------------------   -------------------------   -------------------------   -----------
                            CLASS A      CLASS B       CLASS A       CLASS B       CLASS A       CLASS B       CLASS A
                            --------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss) before
  extraordinary item......      --          $4,760      $(21,847)     $(21,847)      $63,119       $63,119      $(24,784)
Extraordinary item........      --              --      $(59,839)     $(59,839)           --            --            --
Net income (loss).........      --          $4,760      $(81,529)     $(81,529)      $63,119       $63,119      $(24,784)
Percentage entitlement....      --             100%           11%           89%           11%           89%           11%
Net income (loss) per
  class before
  extraordinary item......      --          $4,760       $(2,403)     $(19,444)       $6,943       $56,176       $(2,726)
Extraordinary item........      --              --       $(6,582)     $(53,257)           --            --            --
Net income (loss) per
  class...................      --          $4,760       $(8,968)     $(72,561)       $6,943       $56,176       $(2,726)
Number of shares..........      --     635,796,333   132,000,000   565,858,741   132,000,000   396,890,512   132,000,000
Income (loss) per share
  before extraordinary
  item....................      --           $0.01        $(0.02)       $(0.03)        $0.05         $0.14        $(0.02)
Extraordinary item per
  share...................      --              --        $(0.05)       $(0.10)           --            --            --
Net income (loss) per
  share...................      --           $0.00        $(0.07)       $(0.13)        $0.05         $0.14        $(0.02)

                               1996
                            -----------
                              CLASS B
                            -----------
Net income (loss) before
  extraordinary item......     $(24,784)
Extraordinary item........           --
Net income (loss).........     $(24,784)
Percentage entitlement....           89%
Net income (loss) per
  class before
  extraordinary item......     $(22,058)
Extraordinary item........           --
Net income (loss) per
  class...................     $(22,058)
Number of shares..........  164,445,547
Income (loss) per share
  before extraordinary
  item....................       $(0.13)
Extraordinary item per
  share...................           --
Net income (loss) per
  share...................       $(0.13)

    In February 1999, the shareholders of all Class A common shares in the Company converted their shares into Class B common shares of equivalent value. Basic net income per Class B common share in 1999 is based on dividing the net income by the number of Class B common shares outstanding for the period as if the exchange had occurred on January 1, 1999. The basic net loss per Class A and Class B common share in 1998 is based on dividing net loss applicable to Class A and Class B shareholders by the weighted average number of common shares outstanding during the period.

    No stock options were granted during the period from January 1, 1999 to February 26, 1999. The stock options granted during 1998, discussed in Note 6, did not have a dilutive effect on 1999 net income per common share or 1998 net loss per common share.

8.  FINANCIAL INSTRUMENTS

    The following table presents the carrying amounts and fair values of the Company's financial instruments as of February 26, 1999 and December 31, 1998 and 1997:

                                              1999                             1998                             1997
                                 NOTIONAL   CARRYING     FAIR     NOTIONAL   CARRYING     FAIR     NOTIONAL   CARRYING     FAIR
                                  AMOUNT     AMOUNT     VALUE      AMOUNT     AMOUNT     VALUE      AMOUNT     AMOUNT     VALUE
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Funds held by Collateral
  Trustee......................        --   $219,136   $219,136         --   $255,366   $255,366         --   $425,905   $425,909
8 1/4% Senior Notes              $430,000   $424,777   $407,425   $430,000   $424,679   $419,250         --        --          --
Long-term debt.................        --   $256,500   $256,500         --   $271,500   $271,500         --   $615,087   $615,087
Interest rate swaps............  $160,000        --        (835)  $160,000        --      $2,621         --        --          --
Interest rate collar
  agreement....................        --        --          --         --        --          --   $300,000        --     $(1,613)
Treasury rate lock agreement...        --        --          --         --        --          --   $100,000        --     $(1,260)

    The notional amounts of interest rate derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's exposure through its use of derivatives. The

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

8.  FINANCIAL INSTRUMENTS (CONTINUED)

amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

    The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals only with highly rated counterparties.

Funds held by Collateral        The carrying amount is a reasonable estimate of fair value
Trustee.......................  as the balance includes amounts held in banks and time deposits with a short-term maturity.

8 1/4% Senior Notes...........  The carrying amount of the 8 1/4% Senior Notes is the net proceeds of the Senior Notes issue. The fair value is based on the market price of the Senior Notes at the relevant
                                date.

Long-term debt................  The carrying amount of the long term debt is the proceeds drawn on the New Credit Facility. The debt is subject to
                                variable interest rates, and therefore, in management's
                                opinion, the carrying amount approximates the fair value of the long term debt.

Interest rate swaps...........  The interest rate swaps agreements are "zero cost" meaning that the cost of acquiring the agreement is embedded in the interest rate spread. As such, the agreement does not have a carrying value. The fair value is estimated using an option pricing model and values the changes in interest rates since inception, and the potential for future changes over the
                                remaining term.

Interest rate collar            The interest rate collar agreement is "zero cost" meaning
agreement.....................  that the cost of acquiring the agreement is embedded in the interest rate spread. As such, the agreement does not have a carrying value. The fair value is estimated using an option pricing model and essentially values the potential for
                                change in interest rates during the remaining term.

Treasury rate lock              The treasury rate lock agreement is "zero cost" meaning that agreement.....................  the cost of acquiring the agreement is embedded in the price spread. As such, the agreement does not have a carrying
                                value. The fair value is estimated using an implied yield
                                curve and essentially values the potential for change in
                                interest rates during the remaining term.

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

9.  TAXES

    At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

    The provision for income taxes reflected in the accompanying statement of operations consists of taxes incurred on income derived from capacity sales and standby maintenance revenues from customers in certain jurisdictions along the FLAG Europe-Asia cable system where the Company is deemed to have a taxable presence or is otherwise subject to tax.

    Income tax expense, which consists entirely of taxes payable to foreign governments, is comprised of the following:

                                                  1999       1998       1997       1996
                                                --------   --------   --------   --------
Current.......................................    $171      $2,281     $4,391        $--

Deferred......................................      --      (1,021)     4,600         --
                                                  ----      ------     ------     ------

                                                  $171      $1,260     $8,991        $--
                                                  ====      ======     ======     ======

    Deferred taxes arise principally because, for tax purposes, in certain jurisdictions, revenues from capacity sales are deferred and recognized as taxable income over the estimated life of the FLAG Europe-Asia cable system. The provision for deferred tax comprises the following:

                                            1999       1998       1997       1996
                                          --------   --------   --------   --------
Capacity sales revenues deferred for tax
  purposes..............................  $13,217    $13,217     $7,145        $--

Deferred commissions for tax purposes...   (1,911)    (1,911)      (197)        --

Future depreciation for tax purposes....   (5,797)    (5,797)    (2,362)        --

Tax losses carried forward..............   (1,479)    (1,479)        --         --

Other...................................     (468)      (451)        14         --
                                          -------    -------    -------    -------

                                           $3,562     $3,579     $4,600        $--
                                          =======    =======    =======    =======

    Since Bermuda does not impose an income tax, the difference between reported tax expense in the accompanying statements of operations and tax as computed at statutory rates, is attributable to the provisions for foreign taxes shown above.

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

10.  RELATED PARTY TRANSACTIONS

    The Company and certain of its Shareholders or affiliates thereof have entered into agreements for the development, construction, operation, financing and marketing of the FLAG Europe-Asia cable system.

    a)  Program Management Services Agreement

    Under the terms of a Program Management Services Agreement, Bell Atlantic Network Systems ("BANS"), a Shareholder of the Company, managed all aspects of the planning and construction of the FLAG Europe-Asia cable system. The Company reimbursed BANS for all related costs and out-of-pocket expenses plus a fee equal to 16% of payroll costs and certain outside contractor and consultant costs.

    Effective May 14, 1998, the Company entered into a Termination and Release Agreement providing for the termination of the Program Management Services Agreement with BANS. In June 1998, the Company made a final payment to BANS to settle all outstanding liabilities under the Program Management Services Agreement.

    b)  Marketing Services Agreement

    The Company and BANS, entered into a Marketing Services Agreement pursuant to which BANS was responsible for marketing the assignable capacity of the FLAG Europe-Asia cable system. BANS invoiced the Company for commissions at the rate of 3% of the commitments obtained.

    Effective May 21, 1998, under a Marketing Transition Agreement the Company and BANS agreed to terminate the Marketing Services Agreement. Under the Marketing Transition Agreement, the Company agreed to pay certain BANS' closing down expenses and certain commissions in connection with their pre-termination and post-termination activities. The Company will pay BANS (i) commissions accrued under the Marketing Services Agreement but remaining unpaid and (ii) up to $3,000 commissions resulting from certain sales. Also under the Marketing Transition Agreement the Company has agreed to pay BANS or its affiliate a 50% commission where BANS or its affiliate secures the sale of four whole DS-3s (which equates to 84 whole MIUs) on the FLAG Europe-Asia cable system. The Company will accrue a liability for the commissions in the period it becomes probable that BANS or its affiliate will obtain the sales and that the amount of the commissions can be reasonably estimated.

    c)  Employee Services Agreement

    In May 1998, the Company entered into an Employee Services Agreement with Bell Atlantic Global Systems ("BAGS") pursuant to which BAGS seconds certain employees to the Company.

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

10.  RELATED PARTY TRANSACTIONS (CONTINUED)

    Total amounts incurred for the above services are as follows:

                                     PROGRAM     MARKETING    BUSINESS     EMPLOYEE
                                    MANAGEMENT   SERVICES    DEVELOPMENT   SERVICES
                                    ----------   ---------   -----------   --------
1999..............................        --          --           --        $208

1998..............................    $2,823      $2,229         $662        $411

1997..............................    12,000       3,098          436          --

1996..............................    11,985         316          471          --

    Program management and business development costs directly related to the construction of the FLAG System have been capitalized. Total program management and business development costs capitalized through PSA were $49,199. All other program management and business development costs have been expensed in the accompanying statements of operations. All marketing services commissions and employee services in the above table have been expensed in the accompanying statements of operations.

    Marubeni Corporation, the administrative agent for the financing provided under Tranche B, which was repaid in January 1998, is affiliated with Marubeni Telecom Development Limited, a Shareholder of the Company. Under the terms of the Agreement, Marubeni Corporation was entitled to certain arrangement and commitment fees. Fees incurred payable to Marubeni Corporation for the years ended December 31, 1998, 1997 and 1996, were $58, $1,280 and $2,240, respectively. At the end of each year, no amounts were payable. Interest in relation to financing provided by Marubeni for the years ended December 31, 1998, 1997 and 1996 were $1,953, $14,927 and $3,742, respectively, of which
$nil, $579 and $120 were payable at the end of each year, respectively.

    Through March 1996, the Company paid consulting fees to Albaraka International, an affiliate of Rathburn Limited, a Shareholder of the Company. Fees paid to Albaraka International during 1996 were $80.

    Until the third quarter of 1996, Tyco Submarine Systems Ltd. ("Tyco") was an affiliate of AT&T Capital Corporation, a holder of Preferred Shares. During the period in 1996 that Tyco was an affiliate of AT&T Capital Corporation, it was paid $224,372.

    The Company granted approximately $60,000 of capacity credits and $9,250 of cash to an affiliate of a Shareholder of the Company in connection with the construction of the FLAG Europe-Asia cable system in the year ended
December 31, 1997. The capacity credits were utilized during the year ended December 31, 1998.

11.  COMMITMENTS AND CONTINGENCIES

    As of February 26, 1999, the Company was committed under the Contract for a final payment totaling $132,725. FLAG Limited is currently holding discussions with Tyco and KDD Submarine Cable

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

11.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

Systems Inc. regarding the final payment. Provision has been made in the Company's financial statements to cover the anticipated final payment.

    During the year, the Company signed agreements with two new landing parties. The Company reached formal agreements with the Saudi Telecom Company and the Jordan Telecommunications Company to add landing points in Jeddah and Aqaba respectively. The estimated cost to construct these landing points is approximately $53 million and is being funded through the Company's cash flow and contributions from one of the landing parties. The landing stations are expected to enter service in July 1999.

    During 1997 the Company entered into an operations contract for the FLAG Network Operations Center (the "FNOC") with one of the landing parties on the FLAG Europe-Asia cable system. The terms of the contract require the landing party to provide a permanent facility in which to locate the FNOC along with qualified personnel and additional support as required to assist in the operations of the FNOC. In exchange for the services provided under the contract, the Company is committed to compensate the landing party an annual fixed charge for rent of the premises where the FNOC is located equal to $200 for the first year of the contract increasing in 5% increments for the following three years. Costs incurred by the landing party to provide qualified personnel and additional support are to be reimbursed by the Company on a cost plus basis.

    The Company has entered into lease agreements for the rental of office space. Estimated future minimum rental payments under the leases are for the period February 27, 1999 to December 31, 1999 and for the years ended December 2000, 2001, 2002 and 2003 and thereafter are as follows:

Remainder of 1999...........................................     $963

2000........................................................      824

2001........................................................      537

2002........................................................      549

2003........................................................      549

Thereafter..................................................    2,910

    The Company is also committed to make quarterly payments under standby maintenance agreements for the period commencing October 8, 1997 and continuing through December 31, 2007. Estimated future payments under the standby maintenance agreements are for the period February 27,

                                  FLAG LIMITED

          FOR THE PERIOD FROM JANUARY 1, 1999 TO FEBRUARY 26, 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

11.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

1999 to December 31, 1999 and for the years ended December 2000, 2001, 2002 and 2003 and thereafter are as follows:

Remainder of 1999...........................................  $18,694

2000........................................................   24,546

2001........................................................   25,105

2002........................................................   25,197

2003........................................................    8,820

Thereafter..................................................   35,280

    The estimate future payments under the standby maintenance agreements are based on a number of assumptions, including, among other things, the proportion of the total FLAG Europe-Asia cable system capacity sold at any point in time and the number of other cable systems serviced under the agreement.

    The Company is subject to legal proceedings and claims in the ordinary course of business. Based on consultations with legal counsel, management does not believe that any of these proceedings or claims will have a material effect on the Company's financial position or results of operations.

12.  SUBSEQUENT EVENTS.

    On February 26, 1999, the Company was part of a reorganization whereby FLAG Telecom Holdings Limited, a Bermuda company, became the holding company for the FLAG Telecom group of companies. As a result of this reorganization, the Company became a majority-owned subsidiary of FLAG Telecom Holdings Limited.

                                  FLAG LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                              NINE MONTHS ENDED
                                                              SEPTEMBER 30, 1998
                                                              ------------------
REVENUES:
  Capacity sales, net of discounts..........................     $   137,019
  Standby maintenance revenue...............................          18,576
                                                                 -----------
                                                                     155,595
                                                                 -----------
SALES AND OTHER OPERATING COSTS:
  Cost of capacity sold.....................................          71,876
  Operations and maintenance................................          28,757
  Sales and marketing.......................................           8,292
  General and administrative................................          17,759
  Depreciation..............................................             530
                                                                 -----------
                                                                     127,214
                                                                 -----------
OPERATING INCOME (LOSS).....................................          28,381

INTEREST EXPENSE............................................          46,897

INTEREST INCOME.............................................          11,721
                                                                 -----------

LOSS BEFORE INCOME TAXES....................................          (6,795)

PROVISION FOR INCOME TAXES..................................           1,489
                                                                 -----------

LOSS BEFORE EXTRAORDINARY ITEM..............................          (8,284)

EXTRAORDINARY ITEM--LOSS ON REFINANCING.....................          59,839

NET LOSS....................................................         (68,123)

CUMULATIVE PAY-IN-KIND PREFERRED DIVIDENDS..................           1,508
                                                                 -----------

REDEMPTION PREMIUM AND WRITE-OFF OF DISCOUNT ON PREFERRED
  SHARES....................................................           8,500
                                                                 -----------
NET LOSS APPLICABLE TO COMMON SHAREHOLDERS..................     $   (78,131)
                                                                 ===========
Basic and diluted loss per common share--Class A............     $     (0.07)
Basic and diluted loss per common share--Class B............     $     (0.12)

Weighted average common shares outstanding--Class A.........     132,000,000
Weighted average common shares outstanding--Class B.........     565,858,741

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                1998
                                                              ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss applicable to common shareholders................  $ (78,131)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Pay-in-kind preferred dividends.........................      1,508
    Redemption premium and write-off of discount on
      preferred shares......................................      8,500
    Amortization of financing costs.........................      2,976
    Extraordinary item-loss on refinancing..................     59,839
    Provision for doubtful accounts.........................      1,445
    Accretion of discount on 8 1/4% senior notes............        443
    Depreciation............................................        530
    Deferred taxes..........................................        740
    Add (deduct) net changes in assets and liabilities:
      Accounts receivable, net..............................     82,794
      Due from affiliates and other receivables.............        511
      Prepaid expenses and other assets.....................        690
      Capacity available for sale...........................     72,861
      Accounts payable and accrued liabilities..............       (549)
      Income taxes payable..................................        663
      Due to affiliate......................................        243
      Deferred revenue......................................    (91,987)
                                                              ---------
        Net cash provided in operating activities...........     63,076
                                                              ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Financing costs incurred..................................    (13,330)
  Net proceeds from issuance of 8 1/4% senior notes.........    424,088
  Proceeds from long-term debt..............................    320,000
  Repayment of long-term debt...............................   (658,687)
  Capital contributions--common shares......................         --
  Redemption of preferred shares............................   (139,454)
  Decrease in funds held by collateral trustee or in
    escrow..................................................    184,966
                                                              ---------
        Net cash provided by financing activities...........    117,584
                                                              ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for construction in progress....................   (179,150)
  Purchase of fixed assets, net.............................     (3,212)
                                                              ---------
        Net cash used in investing activities...............   (182,362)
                                                              ---------
NET INCREASE (DECREASE) IN CASH.............................     (1,702)

CASH, beginning of period...................................      2,490
                                                              ---------
CASH, end of period.........................................  $     788
                                                              =========

                                  FLAG LIMITED

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING ACTIVITIES:
  Costs incurred for construction in progress...............  $  7,158
  Decrease (Increase) in accrued construction costs.........   171,992
  Amortization of capitalized financing costs...............        --
                                                              --------
  Cash paid for construction in progress....................  $179,150
                                                              ========

SUPPLEMENTAL INFORMATION DISCLOSURE OF CASH FLOW
  INFORMATION:
  Interest paid.............................................  $ 33,616

NOTES:

1. GENERAL

    The interim consolidated financial statements presented herein have been prepared on the basis of U.S. generally accepted accounting principles and include the accounts of FLAG Limited and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations for the nine-month period ended September 30, 1998 and the cash flows for the nine-month period ended
September 30, 1998. The results of operations for any interim period are not necessarily indicative of results for the full year.

2. NET INCOME (LOSS) PER COMMON SHARE

    FLAG Limited has adopted Statement of Accounting Standard No. 128, "Earnings per Share," which requires dual presentation of basic and diluted earnings per share. Basic net income (loss) per Class A common share and basic net income
(loss) per Class B common share are based on dividing net income (loss) applicable to Class A and Class B shareholders by the weighted average number of common shares and common share equivalents outstanding during the period.

                             [COLLAGE OF PHOTOS OF
                            FLAG TELECOM FACILITIES
                         AND NETWORK OPERATIONS CENTER]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               26,400,000 SHARES

                         FLAG TELECOM HOLDINGS LIMITED

                                  COMMON STOCK

                                     [LOGO]

                                    --------

                              P R O S P E C T U S
                                          , 2000

                                   ---------

SALOMON SMITH BARNEY
       DEUTSCHE BANC ALEX. BROWN
               GOLDMAN, SACHS & CO.
                       MORGAN STANLEY DEAN WITTER
                               WARBURG DILLON READ LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses (other than underwriting compensation we expect to incur) in connection with this offering. All of these amounts (except the SEC registration fee, the NASD filing fee and the London Stock Exchange filing fee) are estimated.


SEC registration fee........................................  $176,331
NASDAQ listing fee..........................................    95,000
NASD filing fee.............................................    30,000
Blue Sky fees and expenses..................................     *
London Stock Exchange filing fee............................     *
Printing and Engraving Costs................................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................   880,000
Transfer Agent and Registrar fees and expenses..............     *
Miscellaneous...............................................     *
                                                              --------
Total.......................................................  $  *
                                                              ========


------------------------

    * To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Our By-Laws provide that our directors and officers and former directors and officers shall be indemnified to the fullest extent permitted by The Companies Act of Bermuda 1981, as amended from time to time, and provides for advances to any indemnified director or officer of expenses in connection with actual proceedings and claims arising out of their status as our director or officer. We also maintain a directors' and officers' liability insurance policy on behalf of our directors and officers.

    Section 8 of the Underwriting Agreement to be filed as Exhibit 1 provides that the underwriters named therein will indemnify and hold us harmless and each of our directors, officers or controlling persons from and against certain liabilities, including liabilities under the Securities Act. Section 8 of the Underwriting Agreement also provides that these underwriters will contribute to certain liabilities of these persons under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    We were formed on February 26, 1999 in connection with a reorganization of the FLAG Telecom family of companies. As a result of this reorganization, we became the parent holding company for the FLAG Telecom family of companies and the owner of a 66% interest in FLAG Limited. Also as part of the reorganization, pursuant to Share Transfer Forms and Subscription Forms which each of the shareholders of FLAG Limited executed, the shareholders of FLAG Limited transferred the number of common shares of FLAG Limited set forth below opposite their names, or 418,259,610 common shares in the aggregate, in consideration for a corresponding number of our common shares.

                                                               NUMBER OF
                                                               SHARES OF
                                                                 FLAG
                                                                LIMITED
FLAG LIMITED SHAREHOLDER                                      TRANSFERRED
------------------------------------------------------------  -----------
K.I.N. (Thailand) Co., Ltd..................................  108,780,684
Bell Atlantic Network Systems Company.......................   21,996,930
AT&T Capital Corporation....................................    5,488,830
GE Capital Project Finance VI Ltd...........................   16,466,490
The Asian Infrastructure Fund...............................   54,390,342
Gulf Associates Communications, Limited.....................   13,987,518
Marubeni Telecom Development Limited........................   60,747,672
Rathburn Limited............................................  136,401,144

    On January 4, 2000 we issued 217,536,730 common shares to Bell Atlantic in connection with its exchange of the shares held by Bell Atlantic in FLAG Limited for our common shares. The share numbers set forth in the preceding discussion do not reflect the reverse stock split of 6:1 we intend to effect in connection with this offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------                           -----------
         1              Form of Underwriting Agreement*

         3.1            Memorandum of Association of FLAG Telecom**

         3.2            By-laws of FLAG Telecom

         4.1            Form of share certificate*

         4.2            Letter to GE Capital Project Finance VI Ltd. from FLAG
                          Telecom regarding registration rights**

         4.3            Letter to AT&T Capital Corporation from FLAG Telecom
                          regarding registration rights**

         4.4            Grant of options to Andres Bande pursuant to the Long-Term
                          Incentive Plan of FLAG Telecom**

         4.5            Grant of options to Edward McCormack pursuant to the
                          Long-Term Incentive Plan of FLAG Telecom**

         4.6            Grant of options to Stuart Rubin pursuant to the Long-Term
                          Incentive Plan of FLAG Telecom**

         4.7            Form of Registration Rights Agreement**

         5              Opinion of Appleby, Spurling & Kempe

        10.1            Long-Term Incentive Plan of FLAG Telecom

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------                           -----------
        10.2            Credit Agreement, dated as of January 28, 1998, among FLAG
                          Limited, the Term Lenders thereto, the Revolving Lenders
                          thereto, Barclays Bank PLC and International Trust Company of Bermuda Limited, including all amendments thereto**

        10.3            Indenture for 8 1/4% Senior Notes Due 2008, dated as of
                          January 30, 1998, between FLAG Limited and IBJ Schroeders
                          Bank & Trust Company

        10.4            Further Restated Shareholders Agreement, dated 7 October
                          1999, between FLAG Atlantic Holdings Limited and GTS
                          TransAtlantic Holdings, Ltd.+

        10.5            Exchange Agreement and Plan of Reorganization, dated as of
                          February 26, 1999, between FLAG Telecom and Bell Atlantic
                          Network Systems Company

        10.6            Tax Agreement, dated as of February 26, 1999, among FLAG
                          Telecom, Bell Atlantic Corporation and Bell Atlantic
                          Network Systems Company

        10.7            Marketing Transition Agreement, dated as of May 14, 1998,
                          among FLAG Limited, Bell Atlantic Network Systems Company
                          and NYNEX Network Systems Company

        10.8            Employee Services Agreement, dated as of May 21, 1998,
                          between FLAG Limited and Bell Atlantic Global Systems
                          Company

        10.9            Construction and Maintenance Agreement, dated as of December
                          14, 1994, among FLAG Limited and each of the landing party signatories thereto

        10.10           Operations Contract for the FLAG Network Operations Center,
                          dated as of June 30, 1997, between FLAG Limited and
                          Emirates Telecommunications Corporation*

        10.11           Credit Agreement dated as of October 8, 1999 among FLAG
                          Atlantic Limited, Barclays Bank plc, as the Administrative
                          Agent, Dresdner Bank AG, New York Branch, as the
                          Documentation Agent, Westdeutsche Landesbank Girozentrale,
                          New York Branch, as the Syndication Agent, Barclays Bank
                          plc and the other Lenders listed therein, as Lenders and
                          Barclays Capital, as the Lead Arranger+

        10.12           FLAG Atlantic Fibre Optic Cable System Contract, dated
                          20 September 1999, among FLAG Atlantic Limited, FLAG
                          Atlantic UK Limited, FLAG Atlantic USA Limited, FLAG
                          Atlantic France SARL, Alcatel Submarine Networks, Alcatel
                          Submarine Networks, Alcatel Submarine Networks Inc. and
                          Alcatel Submarine Networks Limited+

        10.13           Equity Contribution Agreement, dated as of October 8, 1999, among FLAG Atlantic Limited, FLAG Atlantic Holdings
                          Limited and Barclays Bank plc, as Administrative Agent**

        10.14           Equity Contribution Agreement, dated as of October 8, 1999, among FLAG Atlantic Limited, GTE TransAtlantic Holdings,
                          Ltd. and Barclays Bank plc, as Administrative Agent**

        10.15           Limited Guarantee Agreement, dated as of October 8, 1999,
                          made by FLAG Atlantic Holdings Limited in favor of Barclays Bank plc, as Secured Party**

        10.16           Shareholder Pledge Agreement, dated as of October 8, 1999, among GTS TransAtlantic Holdings, Ltd., FLAG Atlantic
                          Holdings Limited and Barclays Bank plc, as Secured Party**

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------                           -----------
        10.17           Capacity Right of Use Agreement dated 7 October, 1999 among
                          FLAG Atlantic Limited, FLAG Atlantic USA Limited and NYNEX
                          Long Distance Company, d/b/a Bell Atlantic Long Distance+

        10.18           Capacity Right of Use Agreement dated 8 October, 1999 among
                          FLAG Atlantic Limited, FLAG Atlantic USA Limited, and GTE+

        10.19           Fibre, Capacity and Facilities Purchase Agreement dated 8
                          October, 1999 among FLAG Atlantic Limited, FLAG Atlantic
                          USA Limited, and GTS Transatlantic Carrier Services
                          Limited+

        10.20           Capacity Right of Use Agreement dated 17 November, 1999
                          among FLAG Atlantic Limited, FLAG Atlantic USA Limited,
                          PSINetworks Company, PSINet Telecom Limited and
                          PSINetworks SARL+

        10.21           Indefeasible Right of Use Agreement dated 8 October, 1999
                          among FLAG Atlantic Limited, FLAG Atlantic USA Limited and
                          Teleglobe USA Inc.+

        10.22           South East Asia and Indian Ocean Cable Maintenance
                          Agreement, dated as of June 1, 1986, among FLAG Limited and the other parties listed on Schedule A1 and Supplemental Agreements thereto+

        10.23           Atlantic Cable and Maintenance Repair Agreement, dated as of
                          January 20, 1998, among FLAG Limited and the parties
                          identified in Schedule A attached thereto**

        10.24           Mediterranean Cable Maintenance Agreement, dated January 1,
                          1999, between FLAG Limited and the other Signatories
                          listed on Schedule A1 thereto+

        10.25           ROV Service Agreement, dated as of January 1, 1999, among
                          FLAG Limited, France Cables et Radio, Elettra TLC S.p.A.
                          and the other entities identified on Schedule 1 thereto+

        10.26           SCARAB III and IV Users Agreement dated February 28, 1990
                          among FLAG Limited and those other parties listed.**

        10.27           Primary Supplier Agreement dated January 18, 2000 between
                          Bell Atlantic Global Systems Company and the Company

        13              Form 20-F filed as of April 13, 1999 (File No. 333-08456)
                          (Incorporated by reference)

        21              List of subsidiaries of the Company

        23.1            Consent of Arthur Andersen & Co.

        23.2            Consent of Appleby, Spurling & Kempe (filed as part of
                          Exhibit 5)

        23.3            Consent of Michael Fitzpatrick

        23.4            Consent of Edward J. McQuaid

        23.5            Consent of Philip Seskin

        24              Powers of Attorney (included on signature page)**


------------------------

    *   To be filed by amendment.


    **  Previously filed.


    +   Confidential treatment has been requested with respect to portions of this exhibit.

    (b) Financial Statement Schedules
       2. Movements in Qualifying and Valuation Accounts.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes as follows:

(1) The undersigned will provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, FLAG Telecom Holdings Limited has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, the State of New York, on the 2nd day of February, 2000.


                                          FLAG TELECOM HOLDINGS LIMITED

                                          By: /s/ STUART RUBIN
     ---------------------------------------------------------------------------

                                          Name: Stuart Rubin

                                          Title: Assistant Secretary

                               POWERS OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andres Bande, Edward McCormack and Stuart Rubin, and each of them, with full power to act without the other, this person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, any and all amendments (including post-effective amendments), any subsequent Registration Statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and any amendments there and to file the same, with exhibits and schedules, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed by the following persons in the capacities and on the date indicated.



                      SIGNATURE                                   TITLE                      DATE
                      ---------                                   -----                      ----
                          *                            Chairman and Chief Executive
     -------------------------------------------         Officer (Principal            February 2, 2000
                    Andres Bande                         Executive Officer)

                                                       Chief Financial Officer
                          *                              (Principal Financial and
     -------------------------------------------         Accounting Officer) and       February 2, 2000
                  Edward McCormack                       Director

                  /s/ STUART RUBIN                     General Counsel and
     -------------------------------------------         Assistant Secretary           February 2, 2000
                    Stuart Rubin

               /s/ MICHAEL FITZPATRICK                 Director
     -------------------------------------------                                       February 2, 2000
                 Michael Fitzpatrick

                          *                            Director
     -------------------------------------------                                       February 2, 2000
                 Abdul Latif Ghurab

                          *                            Director
     -------------------------------------------                                       February 2, 2000
                     Adnan Omar

                          *                            Director
     -------------------------------------------                                       February 2, 2000
                    Daniel Petri

                          *                            Director
     -------------------------------------------                                       February 2, 2000
                  Umberto Silvestri

                          *                            Director
     -------------------------------------------                                       February 2, 2000
                  Jonathan Solomon

                          *                            Director
     -------------------------------------------                                       February 2, 2000
                  Dr. Lim Lek Suan

                          *                            Director
     -------------------------------------------                                       February 2, 2000
                    Fumio Uehara

                          *                            Director
     -------------------------------------------                                       February 2, 2000
               Dr. Vallobh Vimolvanich



                             *By: /s/ STUART RUBIN

-------------------------------------------


                                 Stuart Rubin,



                              as Attorney-in-fact